Exhibit 2.1

EXECUTION VERSION

MASTER ACQUISITION AGREEMENT
DATED AS OF
September 12, 2016
BY AND AMONG
EMC CORPORATION,
EMC INTERNATIONAL COMPANY,
EMC (BENELUX) B.V.
AND
OPEN TEXT CORPORATION

                            i

11.9	Notices	98
11.10	Construction of Agreement	98
11.11	No Joint Venture	99
11.12	Remedies Cumulative; Specific Performance	100

MASTER ACQUISITION AGREEMENT
THIS MASTER ACQUISITION AGREEMENT (this “Agreement”) is entered into as of September 12, 2016, by and among EMC Corporation, a Massachusetts corporation (“EMC”), EMC International Company, a company organized under the laws of Ireland (“EIC”), EMC (Benelux) B.V., a besloten vennootschap organized under the laws of Netherlands (“EMC Benelux”), and Open Text Corporation, a corporation incorporated under the federal laws of Canada (the “Purchaser”). Certain other capitalized terms used in this Agreement are defined in the appended Exhibit A.
RECITALS
WHEREAS, the Sellers, directly and through certain of their Affiliates, are engaged in the Business; and
WHEREAS, the Sellers desire to sell and transfer to the Purchaser, and the Purchaser desires to acquire from the Sellers, the Business, and in furtherance thereof, at each applicable Closing, the Sellers will sell and assign, and will cause the other members of the Seller Group to sell and assign, to the Purchaser Group, and the Purchaser will purchase and assume, and will cause the other members of the Purchaser Group to purchase and assume, from the Seller Group, certain of the assets and liabilities of the Business, including all of the equity securities of the Acquired Company, all on the terms and conditions hereinafter set forth.
AGREEMENT
NOW THEREFORE, in consideration of the foregoing recitals, the mutual representations, warranties, covenants and agreements set forth in this Agreement and the other Transaction Agreements, and other good and valuable consideration, the receipt and sufficiency of which the parties acknowledge, the parties, intending to be legally bound, agree as follows:

ARTICLE 1
THE TRANSACTIONS

1.1Purchase and Sale of Acquired Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the applicable Closing, the Sellers shall (and, where applicable, shall cause their respective Affiliates to) sell, convey, assign, transfer and deliver to the Purchaser Group, and the Purchaser shall (and, where applicable, shall cause the other members of the Purchaser Group to) purchase, acquire and accept from the Sellers and, where applicable, their respective Affiliates (other than the Acquired Company) (i) all of such Persons’ right, title and interest to the Acquired Company Shares, (ii) all of such Persons’ right, title and interest, as of the applicable Closing, to all of the Assets that are exclusively used, held for use, or otherwise exclusively related to the Business either as of the date hereof or the applicable Closing Date (excluding all Intellectual Property and Software, except as specifically identified in Section 1.1(g)), (iii) all of such Persons’ right, title and interest, as of the applicable Closing, to all of the following Assets (such Assets under the foregoing clauses (ii) and (iii), the “Separately Owned Acquired Assets”), in each case free and clear of all Encumbrances other than Permitted Encumbrances (other than with respect to the Acquired Company Shares, which shall be free and clear of all Encumbrances):
(a)Real Property Leases. The real property leases or subleases listed on Schedule 1.1(a) (the “Assumed Real Property Leases”);
(b)Acquired Tangible Personal Property. The machinery, equipment and other tangible personal property identified on Schedule 1.1(b) (together with any machinery, equipment and other tangible personal property that is exclusively used, held for use or otherwise exclusively related to the Business either as of the date hereof or the applicable Closing Date, the “Acquired Tangible Personal Property”);
(c)Acquired IT Assets. The IT Assets that (i) are listed on Schedule 1.1(c), (ii) are either (1) Acquired Tangible Personal Property or (2) would be transferred to the Purchaser by virtue of the Purchaser assuming the Assumed Real Property Leases and acquiring the Acquired Company Leases, except to the extent such assets qualify as fixtures under the terms and conditions of such Assumed Real Property Leases or Acquired Company Leases, as applicable or (iii) are exclusively used, held for use or otherwise exclusively related to the Business either as of the date hereof or the applicable Closing Date, (collectively the “Acquired IT Assets”) (for clarity, the rights covered by this clause (c) do not include any ownership of Intellectual Property therein);
(d)Contracts. (i) All Contracts with Customers (including Shared Customer Contracts), solely to the extent related to the Business; (ii) all Material Vendor Contracts (including any Material Vendor Contract that constitutes a Shared Vendor Contract) other than the Material Vendor Contracts identified on Schedule 1.1(d)(ii), solely to the extent related to the Business; (iii) other than licenses to Intellectual Property or reseller agreements under the EMC Select Program, all Contracts that are exclusively related to the Business; (iv) all of EIC’s (as licensee) and EMC’s (as licensor) rights under the EIC Business IP License; and (v) all Contracts, other than the Material Vendor Contracts identified on Schedule 1.1(d)(v), for the Third Party Embedded Software that is set forth on Schedule 3.8(b)(i) and any other Contracts for Third Party Embedded Software entered into after the date hereof in accordance with Section 5.1 (collectively, including the relevant portions of any such Contracts that constitute Shared Contracts, the “Assumed Contracts”);

(e)Claims. To the extent transferable, all rights, claims, credits, causes of action or rights of set-off against Third Parties to the extent relating to or arising from the Separately Owned Acquired Assets or the Assumed Liabilities, including rights under manufacturers’ and vendors’ warranties and claims against Customers to the extent relating to or arising from the Assumed Contracts, whether or not such claims arose prior to, on or following the Initial Closing Date;
(f)Inventory. All inventory exclusively used, held for use or otherwise exclusively related to the Business either as of the date hereof or the applicable Closing Date, including all raw materials, work-in-process and finished goods (including in transit, on consignment or in the possession of any Third Party and excluding, for the avoidance of doubt, any Software) (“Inventory”);
(g)Intellectual Property. All right, title and interest (excluding Patents and Trademarks (except as included in clause (iv) below)) in and to (i) the Transferred Products (including the Product Proprietary Software but excluding the Third Party Embedded Software and the Embedded EMC Software); (ii) the Product Proprietary Information; (iii) the Business Content; (iv) the Intellectual Property Registrations (provided that, the Patents therein are assigned and acquired hereunder subject to licenses set forth in Schedule 3.8(d) of the Seller Disclosure Schedule) and any Trademarks that are the same word, phrase, symbol or design as the Trademarks listed in Schedule 3.8(a)(i) of the Seller Disclosure Schedule (or the same combination of any word, phrase, symbol or design if such a combination is a Trademark listed in Schedule 3.8(a)(i)), including unregistered and common law Trademarks; (v) all prior versions, and versions under development as of the applicable Closing Date, of the Transferred Products (limited in each case to the Software therein owned by the Sellers or any of their respective Affiliates but excluding the Third Party Embedded Software and prior versions of such Software and the Embedded EMC Software); (vi) all other Intellectual Property that is, as of the date hereof or as of the applicable Closing, exclusively used or held for use in, or otherwise exclusively related to, the Business (excluding Patents, Trademarks and domain names); and (vii) for all Intellectual Property included in each of clauses (i) through (vi) above, together with the rights as applicable (A) to sue and recover damages and obtain equitable relief for past, present and future infringement, misappropriation or other violation thereof, (B) for IPRs, to collect future royalties and other payments thereunder, (C) for IPRs, to claim priority based on such Intellectual Property under the laws of any jurisdiction and/or under international conventions or treaties (D) to prosecute, register, maintain and defend such Intellectual Property before any public or private agency, office or registrar and (E) for IPRs, to fully and entirely stand in the place of the Sellers and their Affiliates, as applicable, in all matters related thereto;
(h)Prepaid Charges. All deferred and prepaid charges, recoverable deposits, advances, expenses, sums and fees solely to the extent exclusively related to the Business or the Assumed Contracts arising from payments made prior to the applicable Closing Date for goods or services where such goods or services have not been received as of the applicable Closing Date, other than, for the avoidance of doubt, any cash received on account of deferred revenue;
(i)Corporate Documents. The deed of incorporation, current articles of association, shareholders’ register and any minutes of board or shareholders’ meetings and other similar documents relating to the organization, maintenance and existence of the Acquired Company;
(j)Books and Records. All books, records, manuals and other written documents (in any form or medium) exclusively related to the Business (including advertising or promotional materials, price lists, mailing lists, customer lists, sales data, purchasing records, personnel records with respect to Transferred

Employees (including all documented performance reviews), financial and accounting records and research and development files) (collectively, the “Business Records”); provided that “Business Records” shall not include any files, records, correspondence or other documents related to any Claims, warranty records, e-mail correspondence, or, except as is provided for in Section 1.1(m), Tax Returns or Tax records;
(k)Insurance Benefits. Insurance benefits, including rights and proceeds, arising from Claims made prior to the applicable Closing related to the Acquired Assets or the Assumed Liabilities;
(l)Permits. Such Governmental Authorizations and Environmental Permits (including pending applications therefor or renewals thereof) that are used or held for use exclusively in connection with, or otherwise exclusively related to, the operation or conduct of the Business or the operation of the real property subject to an Assumed Real Property Lease, either as of the date hereof or the applicable Closing Date, and that can be transferred or assigned in accordance with their respective terms;
(m)Tax Records. Copies of all Tax Returns and all supporting Tax records of the Acquired Company for the past four (4) fiscal years ending on or prior to December 31, 2015 (and any earlier fiscal year(s) with respect to which the applicable statute of limitations has not expired); and
(n)Goodwill. All goodwill of the Business.
For the avoidance of doubt, all Acquired Company Assets shall constitute Acquired Assets hereunder by virtue of the Purchaser’s acquisition of the Acquired Company Shares. In addition, the parties acknowledge that: (a) EMC and/or EIC will receive licenses under certain of the Intellectual Property Assets pursuant to Section 10.11, the Inbound Patent License Agreement and the Software License and Services Agreement; (b) other than assignment of the Assigned Patents and Assigned Trademarks, no assignment or license of Patent rights or Trademark rights is granted by any member of the Seller Group or any of their respective Affiliates under this Agreement; (c) the Outbound Intellectual Property License Agreement is the sole instrument under which any Patents are licensed by the Sellers or any of their Affiliates in connection with the Purchaser’s acquisition of the Business; and (d) the Trademark License Agreement is the sole instrument under which any Trademarks are licensed by the Sellers or any of their Affiliates in connection with the Purchaser’s acquisition of the Business. For the avoidance of doubt, the foregoing acknowledgment is not intended to exclude any licenses (express or implied) for the receipt of the services provided by the Sellers to the Purchaser under the Transition Services Agreement.
1.2Excluded Assets. The Purchaser understands and agrees that all other Assets of the Sellers and their Affiliates that are not Separately Owned Acquired Assets, Acquired Company Assets or the Acquired Company Shares will be excluded from the Acquired Assets and the Contemplated Transactions and will be retained by the Seller Group (collectively, the “Excluded Assets”). For the avoidance of doubt, the Excluded Assets include the following:
(a)Intellectual Property. All Software, IT Assets and Intellectual Property not transferred hereunder, as described in Sections 1.1(c) or 1.1(g);
(b)Corporate Services. Except as otherwise provided herein (including in Section 1.1) or in any Transaction Agreement, all rights to receive any administrative and corporate (overhead, shared and other) services and benefits of any kind provided to the Business by the Sellers or any of their Affiliates, either directly or indirectly through Third Party service providers, prior to the applicable Closing Date, including the Excluded Services but excluding any rights under any Assumed Contract;
(c)Cash. All cash, bank accounts and lockboxes relating to or used in the Business, other than bank accounts and lockboxes owned by the Acquired Company (subject to Section 5.1(c));
(d)Tax Refunds. Except as set forth in Section 9.10, all claims, rights and interests of the Sellers and the Sellers’ Affiliates in and to any Tax refunds, credits or similar benefits attributable to any Excluded Taxes;
(e)Contracts. All Contracts (and rights thereunder) that are not an Assumed Contract or an Assumed Real Property Lease;
(f)Permits. Such Governmental Authorizations and Environmental Permits that are neither used nor held for use exclusively in connection with, nor otherwise exclusively related to, the operation or conduct of the Business or the operation of the real property subject to an Assumed Real Property Lease either as of the date hereof or the applicable Closing Date or that cannot be transferred in accordance with their respective terms;
(g)Insurance. Except as set forth in Sections 1.1(k) or 5.15, all rights of the Sellers and the Sellers’ Affiliates to any and all insurance policies, binders and Claims and rights thereunder and proceeds thereof;
(h)Corporate Documents. The corporate charter, seal, minute books, stock record books, and other similar documents relating to the organization, maintenance and existence of the Sellers or any other member of the Seller Group other than, for the avoidance of doubt, such documents of the Acquired Company;
(i)Tax Records and Documents. All rights of the Sellers and the Sellers’ Affiliates to all records and documents, including all Tax Returns and all supporting Tax records of the Sellers and each of the Sellers’ Affiliates, generally, other than Tax Returns and supporting Tax records described in Section 1.1(m);
(j)Affiliate Transactions. Any amounts receivable, agreements, transactions, accounts, contracts, commitments or arrangements with other groups, sectors or Affiliates of the Sellers;
(k)Employee Benefits. All Seller Benefit Plans (and all assets of such Seller Benefit Plans);
(l)Company Name. Any Trademark using or incorporating the name or the term “EMC”, “EMC Corporation” or any derivations thereof, and all goodwill associated with the corporate name of any of the Sellers or any of the Sellers’ Affiliates or the term “EMC”;
(m)Other Rights. All Assets relating to the Business sold or otherwise transferred or disposed of during the period from the date hereof until, but prior to, the applicable Closing Date in accordance with Section 5.1 and the other provisions of this Agreement, and all rights to the extent arising under or relating to any Excluded Liability;

(n)Claims. Any rights, claims, credits, causes of action or rights of set-off of the Sellers and the Sellers’ Affiliates (other than the Acquired Company) against Third Parties to the extent relating to or arising under the Excluded Assets or the Excluded Liabilities;
(o)Security Deposits. Except to the extent reimbursed by the Purchaser pursuant to Section 10.8(a), all cash security deposits, letters of credit and other forms of security held by a landlord with respect to an Assumed Real Property Lease;
(p)Transaction Agreements and Records. All rights of the Sellers under this Agreement and any other Transaction Agreement, and any records prepared in connection with the transfer of the Acquired Assets, including analyses relating to the Business and the Acquired Assets prepared in connection with the transfer of the Acquired Assets;
(q)Business Entities. Other than the Acquired Company Shares, all ownership interests in any Business Entity;
(r)Accounts Receivable. All accounts receivable of the Business as of the applicable Closing Date; and
(s)Privileges. Any attorney-client privilege or other legal privilege to the extent relating to any of the Sellers, any of the Sellers’ Affiliates, the Acquired Assets or the operation of the Business prior to the Initial Closing; provided, that the Purchaser and its Affiliates shall be entitled, if applicable, to require Sellers and their respective Affiliates to assert such privilege in the context of the defense of any third party claim with respect to an Assumed Liability or Acquired Asset.

1.3Assumption of Liabilities. Upon the terms and subject to the conditions set forth in this Agreement, in addition to the Purchase Price and as additional consideration for the Acquired Assets, at the applicable Closing, the Purchaser shall assume (or cause another member of the Purchaser Group to assume), and agree to pay, perform and discharge (or cause another member of the Purchaser Group to pay, perform and discharge) when due, the following Liabilities of the Sellers and their Affiliates (other than the Acquired Company), solely to the extent (except as otherwise specified below) arising out of or relating to the period after the applicable Closing Date, in each case, other than the Excluded Liabilities (collectively, the “Assumed Liabilities”):
(a)Employee Liabilities. To the extent provided by Section 10.10, Liabilities required to be paid or satisfied or indemnified by the Purchaser, or arising by virtue of the Purchaser’s performance of its obligations, under Section 10.10, including and notwithstanding anything to the contrary in this Section 1.3, Severance Liabilities for which the Purchaser agrees to be responsible;
(b)Retention Liabilities. All Liabilities arising out of the Sellers’ retention plans and programs set forth on Schedule 1.3(b) (the “Retention Plan Obligations”);
(c)Customer Liabilities. Subject to Section 1.4(h), all Liabilities for breach of contract and all warranty obligations, in each case solely to the extent related to the Business, arising on, prior to or after the applicable Closing Date under the Assumed Contracts with Active Customers;
(d)Non-Customer Contracts. Except as provided by the Transition Services Agreement, all Liabilities arising after the applicable Closing Date with respect to Assumed Contracts (other than any

Assumed Contract with a Customer, which Assumed Contracts are addressed in Section 1.3(c)) and Assumed Real Property Leases but, in each case, only to the extent that such Liabilities are required to be performed after the applicable Closing and do not relate to any default (or an event which with the giving of notice or lapse of time, or both, would have been such a default) occurring at or prior to the consummation of the applicable Closing;
(e)Taxes. All Liabilities for Taxes to the extent related to the Business or the Acquired Assets that are not Excluded Taxes, any Taxes resulting from the breach of any covenant or other obligation of the Purchaser under this Agreement;
(f)Transfer Charges. All Liabilities for Transfer Charges for which the Purchaser is responsible under Section 9.1(b).
(g)Litigation. All Liabilities in respect of any Legal Proceeding against any member of the Seller Group to the extent arising out of the operation of the Business or the ownership, exploitation or operation of the Acquired Assets, any Assumed Contract or any Assumed Real Property Lease (including in connection with any indemnification, warranty or other obligation thereunder) after the applicable Closing Date;
(h)Environmental Liabilities. All Liabilities arising under any Environmental Law (i) with respect to the Assumed Real Property Leases and any Acquired Tangible Personal Property, in each case solely to the extent arising after the applicable Closing or (ii) to the extent otherwise related to the operation of the Business or any Acquired Asset after the applicable Closing Date;
(i)Deferred Revenue. All deferred revenue relating to the Business, as well as the Cost to Fulfill Deferred Revenue; and
(j)Other Liabilities. To the extent not the type of Liability otherwise specifically addressed in subsections (a) through (i) above, all other Liabilities to the extent relating to or arising out of the operation of the Business or the ownership, exploitation or operation of the Acquired Assets after the applicable Closing, and all Liabilities of the Purchaser Group and its Affiliates under the Transaction Agreements.
For the avoidance of doubt, all Liabilities of the Acquired Company, other than Liabilities for Excluded Taxes, shall constitute Assumed Liabilities by virtue of the Purchaser’s acquisition of the Acquired Company Shares.
1.4Excluded Liabilities. The Purchaser Group is assuming only the Assumed Liabilities and, except as set forth in the other Transaction Agreements, is not assuming any other Liability, including the following Liabilities (all Liabilities other than the Assumed Liabilities, the “Excluded Liabilities”):
(a)Excluded Taxes. Any Liabilities for Excluded Taxes;
(b)Indebtedness. Any Liabilities in respect of Indebtedness;
(c)Intercompany Liabilities. Any Liabilities of one or more members of the Seller Group owed to one or more other members of the Seller Group;

(d)Employee Liabilities. Any Liabilities relating to, arising out of or resulting from the employment or potential employment of any person, including any employment discrimination and wage and hour claims arising or attributable to actions that occurred at or prior to the applicable Closing, in each case to the extent not otherwise assumed under Section 1.3 as an Assumed Liability;
(e)Excluded Assets. Any Liabilities arising out of or related to any Excluded Asset;
(f)Excluded Services. Except for Assumed Liabilities, any Liabilities arising out of or related to the Excluded Services;
(g)Accounts Payable. All accounts payable of the Business as of the applicable Closing Date;
(h)Customer Disputes. All Liabilities in respect of any pending or threatened Claims or other disputes with any Active Customer, any Customer or any former customer of the Business in respect of which (i) any member of the Seller Group (or any Representative thereof) has received written correspondence and (ii) (A) the legal department of any member of the Seller Group or (B) the Chief Revenue Officer of the Business has been notified, in each case on or prior to the applicable Closing Date, including the disputes described in Schedule 1.4(h);
(i)Litigation. All Liabilities in respect of (i) any Legal Proceeding commenced against any member of the Seller Group on or prior to the applicable Closing Date to the extent related to or arising out of the operation of the Business or the ownership, exploitation or operation of the Acquired Assets, any Assumed Contract or any Assumed Real Property Lease (including in connection with any indemnification, warranty or other obligation thereunder) or (ii) any Legal Proceeding described in Schedule 3.9(a) (or any Claim or Legal Proceeding arising out of substantially similar facts and circumstances);
(j)Environmental Liabilities. All Liabilities arising under any Environmental Law (i) with respect to the Assumed Real Property Leases and any Acquired Tangible Personal Property, in each case solely to the extent arising on or prior to the applicable Closing Date or (ii) to the extent otherwise related to the operation of the Business or any Acquired Asset on or prior to the applicable Closing Date;
(k)EIC Business IP License Liabilities. All Liabilities of EIC or EISI under the EIC Business IP License incurred on or prior to the Initial Closing, and all Liabilities of EMC or EIC under the CSA to the extent relating to the Intellectual Property Assets.
(l)Sanctions Liabilities. All Liabilities arising from any failure to comply with any Export Control Laws and Sanctions on or prior to the applicable Closing; and
Other Liabilities. To the extent not the type of Liability otherwise specifically addressed in Section 1.3 or subsections (a) through (j) above, all other Liabilities (whether arising on, prior to or after the applicable Closing Date) to the extent relating to or arising from the operation of the Business or the ownership, exploitation or operation of the Acquired Assets at or prior to the applicable Closing, and all Liabilities of the Seller Group and its Affiliates under the Transaction Agreements.

1.5Certain Transfers of Acquired Assets; Assumption of Liabilities. The Acquired Assets will be sold, conveyed, transferred, assigned and delivered, and the Assumed Liabilities will be assumed in accordance with and pursuant to transfer and assumption agreements and such other instruments and agreements in such form as may be necessary or appropriate to effect a conveyance of the Acquired Assets, and an assumption of the Assumed Liabilities, in the jurisdictions in which such transfers are to be made. Such transfer and assumption agreements and such other instruments and agreements will be prepared by the Sellers in a form reasonably acceptable to the Purchaser and will include the following:
(a)a notarial deed, in form and substance reasonably acceptable to the Sellers and the Purchaser, for the transfer of the shares of the Acquired Company (the “Notarial Deed”);
(b)a bill of sale in substantially the form appended hereto as Exhibit B-1 (the “Bill of Sale”);
(c)a general assumption of liabilities agreement in substantially the form appended hereto as Exhibit B‑2 (the “Assumption of Liabilities Agreement”);
(d)an assignment and assumption agreement for the EIC Business IP License;
(e)to the extent required by applicable Law, local asset transfer agreements for each jurisdiction, other than the United States of America, in which Acquired Assets or Assumed Liabilities are located, in each case in a form mutually agreed to by the parties, subject to local Law requirements (collectively, the “Local Asset Transfer Agreements”); and
(f)such other instruments and agreements as may be necessary or appropriate to effect the purchase and assignment and assumption of the Acquired Assets and the Assumed Liabilities, including the Assignments of Intellectual Property to effect the transfer of Intellectual Property that constitutes an Acquired Asset (collectively with clauses (a)-(f), the “Transfer Documents”).
The Transfer Documents will be executed and delivered no later than at or as of the Initial Closing or applicable Additional Closing by the Sellers and/or any other member(s) of the Seller Group, as appropriate, and the Purchaser and/or another member of the Purchaser Group, as appropriate.
1.6Invoicing and Accounting for VAT.
(a)Goods and services supplied by any Seller or any of its respective Affiliates before the applicable Closing shall be invoiced by the relevant Seller (or the relevant Affiliate thereof), or any member of any VAT group to which the relevant Seller (or the relevant Affiliate thereof) belongs, and VAT payable shall be accounted for by the relevant Seller (or the relevant Affiliate thereof), or any member of any VAT group to which the relevant Seller (or the relevant Affiliate thereof) belongs.
(b)Goods and services supplied by the Purchaser or any of its Affiliates after the applicable Closing shall be invoiced by the Purchaser (or the relevant Affiliate thereof), or any member of any VAT group to which the Purchaser (or the relevant Affiliate thereof) belongs, and VAT payable shall be accounted for by the Purchaser (or the relevant Affiliate thereof), or any member of any VAT group to which the Purchaser (or the relevant Affiliate thereof) belongs.

ARTICLE 2
PURCHASE PRICE; CLOSING

2.1Purchase Price.
(a)The aggregate purchase price for the Acquired Assets to be paid to the Sellers hereunder shall be the Purchase Price, which shall be allocated between EMC and EIC as set forth in Schedule 2.1(a). The Purchase Price will be further allocated among the Acquired Assets in accordance with Section 9.2.
(b)At the Initial Closing, the Purchaser will pay (i) to EMC an amount (the “EMC Main Purchaser Payment”) equal to (x) its respective portion of the Purchase Price allocated pursuant to Schedule 2.1(a), less (y) the sum of the Local Purchaser Payments required to be paid at the Initial Closing pursuant to Section 2.1(c) in respect of a jurisdiction listed in Schedule 2.1(b)(i), if any, and (ii) to EIC an amount (the “EIC Main Purchaser Payment”) equal to (x) its respective portion of the Purchase Price allocated pursuant to Schedule 2.1(a), less (y) the sum of the Local Purchaser Payments required to be paid at the Initial Closing pursuant to Section 2.1(c) in respect of a jurisdiction described in Schedule 2.1(b)(ii), if any. Each of the EMC Main Purchaser Payment and the EIC Main Purchaser Payment shall be paid by wire transfer of immediately available funds in Dollars to an account designated in writing by the relevant Seller at least two (2) Business Days prior to the Initial Closing Date. Payments made to and by the Purchaser under this Agreement shall be received or made on behalf of the Purchaser or the relevant member of the Purchaser Group, as the case may be. Payments made to and by the Sellers under this Agreement shall be received or made on behalf of the relevant Seller, or the relevant member of the Seller Group, as the case may be. The Purchaser or another member of the Purchaser Group will assume the Assumed Liabilities at the Initial Closing in accordance with the terms and conditions of this Agreement.
(c)To the extent that any member of the Purchaser Group is required under applicable Law to make local payment for Acquired Assets in any particular jurisdiction directly to a member of the Seller Group at the Initial Closing or any Additional Closing the relevant member of the Purchaser Group will pay to the relevant member of the Seller Group an amount equal to the portion of the Purchase Price allocated to the relevant Acquired Assets pursuant to the Initial Allocation Statement (or Final Allocation Statement, if available) prepared in accordance with Section 9.2 and Schedule 9.2(a) (each such payment, a “Local Purchaser Payment”); provided, that any Local Purchaser Payment to be made in connection with any Additional Closing shall be made subject to, and in the manner contemplated by, Section 2.1(d). Each Local Purchaser Payment will be made in Dollars, unless the Sellers request payment in the local currency of the applicable jurisdiction at least thirty (30) days prior to the applicable Closing Date, in which case such Local Purchaser Payment will be made in the local currency (in an amount determined based on the “closing mid‑point rates” as published at http://www.FT.com/marketsdata (in the “Data Archives” section) as of the second (2nd) Business Day immediately prior to the date the relevant Local Purchaser Payment is made).
(d)In the case of any such Local Purchaser Payment to be made in connection with any Additional Closing, at the Sellers’ election by written notice to the Purchaser at least five (5) Business Days prior to the applicable Closing Date, either (i) (A) at least one (1) Business Day prior to the applicable Closing Date, the Sellers shall deliver (or cause to be delivered) to the Purchaser (or its designee) the amount of such Local Purchaser Payment (in the applicable currency as determined in accordance with Section 2.1(c)) by wire transfer of immediately available funds to an account (or accounts) designated by the Purchaser at least two (2) Business Days prior to the applicable Closing Date and (B) on the applicable Closing Date, the

Purchaser shall return (or cause to be returned) to the Sellers (or their designee) the amount so delivered (in the same currency) by wire transfer of immediately available funds to an account (or accounts) designated by the Sellers with their election notice or (ii) the Sellers shall cause such Local Purchaser Payment to be effected as a book-entry, in accordance with applicable Law, without any action on the part of the Purchaser or any other member of the Purchaser Group.

2.2Closing.
(a)The Initial Closing of the transactions contemplated by this Agreement (all such transactions, including the transactions contemplated by the Additional Closings and the other Transaction Agreements, being referred to herein as the “Contemplated Transactions”) shall take place at the offices of Foley Hoag LLP, 155 Seaport Blvd., Boston, Massachusetts 02210 at 10:00 AM (local time) and (as regards the transfer of the Acquired Company Shares) at the offices of the Notary at Houthoff Buruma Coöperatief U.A., Weena 355, 3013 AL Rotterdam, The Netherlands at 4:00 PM (local time) on the seventh (7th) day after the satisfaction or waiver of all the conditions precedent to the Initial Closing listed in Article 6 (other than those conditions that are by their nature to be satisfied by action taken at the Initial Closing, but subject to the satisfaction or waiver of such conditions at the Initial Closing), or at such other place, time or date as may be mutually agreed by the Purchaser and the Sellers (the date on which the Initial Closing actually occurs, the “Initial Closing Date”); provided, however, that notwithstanding the satisfaction or waiver of the conditions set forth in Article 6, if the Marketing Period has not ended at the time the Initial Closing would otherwise be required to occur pursuant to this Section 2.2(a), the Initial Closing shall occur instead on the date that is the earliest to occur of (i) any Business Day during the Marketing Period specified by the Purchaser on no less than two (2) Business Days’ written notice to the Sellers; (ii) the first Business Day following the final day of the Marketing Period; and (iii) such other time or date as agreed to in writing by the parties hereto, but subject, in each case, to the satisfaction or waiver of the conditions set forth in Article 6 at the Initial Closing; provided that, if on the date that is seventeen (17) Business Days prior to the Latest Termination Date, all of such conditions have been satisfied except for those set forth in Section 6.1(a)(ii) and 6.1(a)(iii) (the “Excluded Conditions”) and no Excluded Condition is incapable of being satisfied on or prior to the Latest Termination Date, the satisfaction of the Excluded Conditions shall not be required in order to commence or continue the Marketing Period as long as all other prerequisites to commencing and continuing the Marketing Period have been satisfied (it being understood that such Marketing Period shall be deemed to have commenced no earlier than such date that is seventeen (17) Business Days prior to the Latest Termination Date); provided further that neither the provisions of the immediately preceding sentence (or any other provision of this Agreement) providing for or relating to the Marketing Period shall apply or be effective with respect to any Available Financing other than the debt financing contemplated by the existing Debt Commitment Letter specifically identified in the definition thereof or any other similar credit facility debt financing to be provided by one or more banks or institutional lenders. The effective time of the Initial Closing for tax, accounting, operational and all other matters will be deemed to be 11:59 PM (local time) in each applicable jurisdiction included in the Initial Closing, on the Initial Closing Date.
(b)Subject to the following sentence, to the extent reasonably practicable, and unless otherwise agreed by the parties, it is the intention of the parties that the closing of the sale and purchase of all Acquired Assets and the assumption of all Assumed Liabilities will occur on the Initial Closing Date. To the extent that closing does not occur with respect to any Acquired Assets or Assumed Liabilities of a specific jurisdiction on the Initial Closing Date as a result of the non-satisfaction or waiver of the conditions set forth in Section 6.1(a)(iii), and with respect to the transfer of any of the Acquired Assets or assumption of any of the Assumed Liabilities in the special economic zones in India, from time to time after the Initial Closing, as soon as reasonably practicable on the seventh (7th) day after (i) the date on which the conditions precedent to an Additional Closing listed in Article 6 shall have been satisfied or, if permissible, waived (other than those conditions that are to be satisfied by action taken at such Additional Closing, but subject to the satisfaction or waiver of such conditions at such Additional Closing) and (ii) in the case of the Closing of the sale and purchase of any Acquired Assets and the assumption of any Assumed Liabilities in special economic zones in India, the date on which the construction of the Purchaser’s new facilities in the State of Karnataka, India are completed and such facilities become operational, unless the parties mutually agree on a different date (including as may be specified in a Local Asset Transfer Agreement), the parties shall hold such Additional Closing for the purpose of transferring such Acquired Assets or assuming such Assumed Liabilities. The effective time of each Additional Closing for tax, accounting, operational and all other matters will be deemed to be 11:59 PM (local time) on the date of such Additional Closing. Notwithstanding the foregoing, the parties agree that the closing of the sale and purchase of all Intellectual Property Assets will occur on the Initial Closing Date.
(c)Following the Initial Closing, and subject to compliance with applicable Laws and Orders, the Sellers shall, or shall cause other members of the Seller Group to, hold and operate the Acquired Assets that are not transferred to the Purchaser at the Initial Closing (the “Remaining Assets”) at the direction of, and for the sole and exclusive benefit of, the Purchaser Group until such Acquired Assets can be conveyed to the Purchaser. Subject to applicable Laws and Orders, the Sellers and the Purchaser shall use their respective Reasonable Efforts to establish arrangements and, if necessary, enter into one or more agreements with respect to the Remaining Assets which, following the Initial Closing, result in the Purchaser Group receiving all the benefits and (to the extent such costs, liabilities and burdens would constitute Assumed Liabilities if the Remaining Assets had transferred to the Purchaser at the Initial Closing) bearing all the costs, liabilities and burdens with respect to the Remaining Assets. The Sellers and the Purchaser shall cooperate in good faith prior to the Initial Closing Date to implement such arrangements as either party reasonably may request of the other party to ensure that, to the greatest extent permitted by applicable Laws and Orders, following the Initial Closing, such benefits and, (to the extent such costs, liabilities and burdens would constitute Assumed Liabilities if the Remaining Assets had transferred to the Purchaser at the Initial Closing) such costs, liabilities and burdens with respect to the Remaining Assets, are held and borne by the Purchaser Group. Without limiting the foregoing, the Sellers will each, and will cause each of their applicable Affiliates to, to the fullest extent permitted by Law, (i) operate the Remaining Assets in accordance with the reasonable directions of the Purchaser, (ii) continue to comply with the covenants contained in Article 5 with respect to the Remaining Assets until such time as the Remaining Assets are conveyed to the Purchaser, and (iii) continue to provide the transition services set forth in the Transition Services Agreement with respect to the Remaining Assets until such time as such Remaining Assets are conveyed to the Purchaser at the cost set forth in the Transition Services Agreement.

2.3Closing Deliveries. At the Initial Closing and at each Additional Closing (but, in the case of each Additional Closing, only to the extent not delivered at a prior Closing), the following actions shall take place, all of which shall be deemed to have occurred simultaneously, and no action shall be deemed to have been completed or any document delivered until all such actions have been completed and all required documents delivered, unless waived by the relevant party for whose benefit such action should have been completed or such document should have been delivered:
(a)The Sellers will deliver, or will cause to be delivered, to the Notary:
(i)a (copy of) the duly executed shareholder’s resolution for the Acquired Company with respect to the restriction on the transfer of the Acquired Company Shares;
(ii)the original and complete shareholders’ register of the Acquired Company;
(iii)for each of EMC Benelux and the Acquired Company, copies of the duly executed and, to the extent required by the Notary, legalized powers of attorney to any notary, candidate-notary, lawyer or employee of Houthoff Buruma Coöperatief U.A. to execute the Notarial Deed on behalf of EMC Benelux and the Acquired Company, respectively, in form and substance reasonably satisfactory to the Notary; and
(iv)confirmation that the Purchase Price has been received by the Sellers.
(b)The Sellers will deliver, or will cause to be delivered, to the Purchaser all duly executed instruments and other items which are required by the terms hereof to be delivered at the applicable Closing, including:
(i)the Bill of Sale, duly executed by the applicable member(s) of the Seller Group;
(ii)counterpart of the Assumption of Liabilities Agreement, duly executed by the applicable member(s) of the Seller Group;
(iii)counterpart of the assignment and assumption agreement with respect to the EIC Business IP License, duly executed by EMC and EISI;
(iv)counterpart of each Local Asset Transfer Agreement (unless otherwise specified therein) and other Transfer Documents, duly executed by the applicable member(s) of the Seller Group;
(v)counterpart of the Transition Services Agreement, duly executed by the applicable member(s) of the Seller Group;
(vi)counterparts of the Joint Use & Occupancy Agreements, duly executed by the applicable member(s) of the Seller Group;
(vii)counterparts of the Intellectual Property License Agreements, in each case duly executed by the applicable member(s) of the Seller Group;
(viii)counterpart of the Trademark License Agreement, duly executed by the applicable member(s) of the Seller Group;
(ix)embodiments of all the Transferred Products, including all source code of the Software therein, together with the source code of the prior versions of such Software (to the extent such source code is in the possession of Sellers, their Affiliates or their respective representatives), the Product Proprietary Information and any other support systems, know-

how, architecture, schematics, specifications, documentation, data and information to the extent (i) necessary to build and support the Transferred Products or otherwise operate the Business and (ii) used by the Business as of the date hereof or as of the applicable Closing; for each item under this clause (x), solely to the extent it is an Acquired Asset;
(x)counterpart of the Existing Customer Reseller Agreement, duly executed by the applicable member(s) of the Seller Group;
(xi)counterpart of the New Business Reseller Agreement, duly executed by the applicable member(s) of the Seller Group;
(xii)counterpart of each Indian Service Agreement, duly executed by the applicable member(s) of the Seller Group;
(xiii)a statement in accordance with the requirements of Treasury Regulation Section 1.1445-2(b)(2) from an officer of EMC (and any other member of the Seller Group that is a “United States person” within the meaning of Section 7701 of the Code and the Treasury regulations thereunder and that is the transferor of any Acquired Asset, as applicable) certifying that such Seller is not a “foreign person” as defined in Section 1445(f)(3) of the Code;
(xiv)a certificate signed by an officer of each Seller as required by Section 6.3(a)(v);
(xv)any releases, lien terminations or instruments of discharge in customary form necessary to effect the release of (A) all Encumbrances or other security with respect to the Acquired Company Shares and (B) all Encumbrances or other security (other than Permitted Encumbrances) with respect to the other Acquired Assets;
(xvi)the Business Records contemplated by Section 1.1(j); and
(xvii)all such other bills of sale, special or limited warranty deeds, assignments and other instruments of assignment, transfer or conveyance as the Purchaser may reasonably request or as may be otherwise legally necessary to evidence and effect the sale, transfer, assignment, conveyance and delivery of the Acquired Assets to the Purchaser and to put the Purchaser in actual possession or control of the Acquired Assets.
(c)The Purchaser will deliver, or will cause to be delivered, to the Notary a duly executed and, to the extent required by the Notary, legalized and apostilled power of attorney to any notary, candidate-notary, lawyer or employee of Houthoff Buruma Coöperatief U.A. to execute the Notarial Deed on behalf of the applicable member of the Purchaser Group, in form and substance reasonably satisfactory to the Notary, and accompanied by a statement of authority of the signatories and such other documents as the Notary may reasonably require.
(d)The Purchaser will deliver, or will cause to be delivered, to the Sellers all duly executed instruments and other items which are required by the terms hereof to be delivered at the applicable Closing, including:
(i)an amount equal to the Purchase Price pursuant to Section 2.1(a);

(ii)counterpart of the Assumption of Liabilities Agreement, duly executed by the applicable member(s) of the Purchaser Group;
(iii)counterpart of the assignment and assumption agreement with respect to the EIC Business IP License, duly executed by the Purchaser;
(iv)counterpart of each Local Asset Transfer Agreement (unless otherwise specified therein) and other Transfer Documents, duly executed by the applicable member(s) of the Purchaser Group;
(v)counterpart of the Transition Services Agreement, duly executed by the applicable member(s) of the Purchaser Group;
(vi)counterparts of the Joint Use & Occupancy Agreements, duly executed by the applicable member(s) of the Purchaser Group;
(vii)counterparts of the Intellectual Property License Agreements, in each case duly executed by the applicable member(s) of the Purchaser Group;
(viii)counterpart of the Trademark License Agreement, duly executed by the applicable member(s) of the Purchaser Group;
(ix)counterpart of the Existing Customer Reseller Agreement, duly executed by the applicable member(s) of the Purchaser Group;
(x)counterpart of the New Business Reseller Agreement, duly executed by the applicable member(s) of the Purchaser Group;
(xi)counterpart of each Indian Service Agreement, duly executed by the applicable member(s) of the Purchaser Group;
(xii)a certificate signed by an officer of the Purchaser as required by Section 6.2(a)(iv); and
(xiii)all such other assumption agreements and other instruments as the Sellers may reasonably request or as may be otherwise legally necessary to evidence and effect the assumption of the Assumed Liabilities by the Purchaser and to otherwise make the Purchaser responsible for the Assumed Liabilities.
(e)The Notary shall execute the Notarial Deed.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as specifically set forth in, or qualified by any matter set forth in, the disclosure schedules, dated as of the date of this Agreement and delivered by the Sellers to the Purchaser (collectively, the “Seller Disclosure Schedule”) (it being agreed that the disclosure of any matter in any section or subsection in the Seller Disclosure Schedule shall be deemed to have been disclosed in any other section or subsection in the Seller Disclosure Schedule to which the applicability of such disclosure is reasonably apparent on the face of such disclosure), each Seller represents and warrants to the Purchaser as follows as of the date hereof and as of the Initial Closing Date:
3.1Corporate Organization.
(a)Each member of the Seller Group is (and will at each applicable Closing be) a Business Entity duly incorporated or organized, validly existing, and, to the extent applicable in its jurisdiction of incorporation or organization, in good standing under the Laws of its jurisdiction of incorporation or organization, and has full corporate power and authority to carry on its business as now conducted. Each member of the Seller Group has been, is and will at each applicable Closing be duly qualified as necessary to conduct the Business as it has been, is presently and will at each applicable Closing be conducted and, to the extent legally applicable, is and as of each applicable Closing will be in good standing under the Laws of each jurisdiction in which the Business is conducted, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Sellers or the Business.
(b)The Acquired Company is a private limited company that is duly incorporated, validly existing, and, to the extent applicable in its jurisdiction of incorporation, in good standing under the Laws of the Netherlands, and has full corporate power and authority to carry on its business as now conducted. The Acquired Company is duly qualified as necessary to conduct its business as it has been and is presently conducted and, to the extent legally applicable, is in good standing under the Laws of each jurisdiction in which it conducts its business, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Sellers or the Business. The Acquired Company does not, directly or indirectly, have any Subsidiaries or own or have any interest in any of the share capital or capital stock or other equity securities (in the form of a loan, capital contribution or otherwise) of any other Person. Prior to the date hereof, the Sellers have provided the Purchaser with a correct and complete copy of all organizational or other governing documents of the Acquired Company.
3.2Capitalization; Ownership.
(a)Schedule 3.2(a) of the Seller Disclosure Schedule sets forth (i) the jurisdiction of incorporation of the Acquired Company, (ii) the legal and beneficial owner of all of the issued and outstanding shares of the Acquired Company and (iii) the number and classes of all authorized and issued shares in the capital of the Acquired Company. All of the issued and outstanding shares in the capital of the Acquired Company have been duly authorized, and are validly issued, fully paid and non-assessable and were offered, issued, sold and delivered in material compliance with all applicable securities Laws. Except as set forth in Schedule 3.2(a) of the Seller Disclosure Schedule, there are no authorized, issued or outstanding (A) shares in the capital of, or voting securities or equity interests of any class or securities containing equity-like features in, the Acquired Company, (B) preemptive or other outstanding rights, options, warrants, conversion rights, redemption rights, repurchase rights, agreements, arrangements, puts, calls, commitments or rights of any kind to which the Acquired Company is a party or by which the Acquired Company is bound that obligate the Acquired Company to issue, sell, repurchase, redeem or otherwise acquire any shares in the capital of, or voting securities or equity interests in, the Acquired Company, (C) securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire any shares in the capital of, or voting securities or equity interests in, the Acquired Company, (D) restricted shares, deferred shares, share-based performance units, share appreciation rights or “phantom” share awards with respect to any shares in the capital of, or voting securities or equity interests in, the Acquired Company, or derivative securities or other rights that are linked to the value of the equity or the value of the Acquired Company or any part thereof or (E) bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) in the Acquired Company.
(b)Upon execution of the Notarial Deed and registration of the applicable member of the Purchaser Group as the owner of the Acquired Company Shares in the shareholders’ register of the Acquired Company, good and marketable title to the Acquired Company Shares will pass to the applicable member of the Purchaser Group, free and clear of all Encumbrances, and with no other restrictions on the meeting rights, voting rights or profit rights or other incidents of record and beneficial ownership of such Acquired Company Shares. There are no agreements, options, warrants or other rights, obligations or arrangements contemplated or outstanding which provide for the sale or issuance of the items listed in clauses (A) through (E) of Section 3.2(a). There are no voting trusts, proxies or other agreements to which any member of the Seller Group or the Acquired Company is a party with respect to the voting of the shares in the capital of the Acquired Company or other equity ownership or similar interests of, or owned by, the Acquired Company.
3.3Authorization. Each Seller has, and each of the Sellers and each other member of the Seller Group will have at the applicable Closing, all necessary corporate power and authority to execute and deliver the Transaction Agreements to which it is a party and to consummate the Contemplated Transactions and to perform its respective obligations under the Transaction Agreements to which it is a party. Each member of the Seller Group (other than the Sellers) has obtained, or will have obtained prior to the applicable Closing Date, all corporate approvals necessary for the due and valid authorization of its execution, delivery and performance of the Transaction Agreements to which it is a party and the consummation by it of the Contemplated Transactions. Each Seller has obtained all corporate approvals necessary for the due and valid authorization of its execution, delivery and performance of the Transaction Agreements to which it is a party and the consummation by it of the Contemplated Transaction. Each Seller has duly and validly executed and delivered this Agreement and, on or prior to the applicable Closing, each member of the Seller Group will have duly and validly executed and delivered the other Transaction Agreements to which it is a party. Assuming the due authorization, execution and delivery of the Transaction Agreements by the other parties thereto, this Agreement and, at each applicable Closing, each other Transaction Agreement will be, a valid and binding obligation of each member of the Seller Group that is party hereto or thereto, as applicable, enforceable against such member of the Seller Group in accordance with its terms, subject, as to enforceability, to (a) Laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, preferential transfers or the relief of debtors, and (b) rules of Law governing specific performance, injunctive relief and other equitable remedies or general principles of equity.
3.4No Conflict. Except for the requirements of the HSR Act and any Antitrust Laws of jurisdictions outside the United States of America (if and to the extent any of the foregoing Laws may apply) and except as set forth in Schedule 3.4 of the Seller Disclosure Schedule, the execution, delivery and performance by the Sellers of this Agreement and the execution, delivery and performance by members of the Seller Group of each of the other Transaction Agreements to which it is a party, and the consummation by them of the Contemplated Transactions, as applicable, do not and will not, as applicable (a) conflict with or violate any provision of the certificate of incorporation, bylaws or any other organizational or governance documents of any of the members of the Seller Group or the Acquired Company, each as amended to date; (b) conflict with or violate any Law or Order applicable to any member of the Seller Group or the Acquired Company, or require any member of the Seller Group or the Acquired Company to obtain any Governmental Authorization or any Environmental Permit or make any filing with or provide notification to any

Governmental Entity; (c) conflict with, result in any breach of, or constitute a default under (with or without notice or lapse of time or both), give rise to any right of termination, or acceleration under any Assumed Contract, Acquired Company Contract, Assumed Real Property Lease or Acquired Company Lease; or (d) result in the creation or imposition of (i) any Encumbrance on the Acquired Company Shares or (ii) any Encumbrance other than a Permitted Encumbrance on any of the other Acquired Assets; except in the cases of clauses (b) and (c), where the conflict, violation, breach, default, termination or acceleration would not have a Material Adverse Effect on the Sellers or the Business. In addition, consummation of the Dell Acquisition, on the terms set forth in the Dell Acquisition Agreement shall not materially conflict with, result in any material breach of, constitute a material default under (with or without notice or lapse of time or both), or give rise to any right of termination, or acceleration under any Assumed Contract, Acquired Company Contract, Assumed Real Property Lease or Acquired Company Lease.
3.5Financial Matters; Absence of Events; Absence of Undisclosed Liabilities.
(a)Correct and complete copies of an audited balance sheet of the Business dated as of December 31, 2015 (such balance sheet, the “Most Recent Audited Balance Sheet”) and December 31, 2014 and the related audited statements of operations, changes in net investment of EMC and cash flows for each of the fiscal years then-ended (collectively, the “Financial Statements”) have been provided to the Purchaser. The Financial Statements have been prepared in accordance with the books and records of the Seller Group and in accordance with GAAP and present fairly in all material respects the financial condition of the Business as of the respective dates thereof and the results of operations and cash flows of the Business for the respective periods indicated therein. The Post-Signing Financial Statements, when delivered, will have been prepared in accordance with the books and records of the Seller Group and in accordance with GAAP using the same principles, policies and methodologies used in preparing the Financial Statements, and will present fairly in all material respects the financial condition of the Business as of the respective dates thereof and the results of operations and cash flows of the Business for the respective periods indicated therein, except for, in the case of the Post-Signing Interim Financial Statements, (i) the absence of footnotes required in audited financial statements or other audit disclosures and (ii) normal year-end adjustments.
(b)Except as and to the extent reflected or reserved against in the Most Recent Audited Balance Sheet or as set forth in Schedule 3.5(b) of the Seller Disclosure Schedule, none of the Sellers, the Acquired Company, nor any other member of the Seller Group has any Liabilities with respect to the Business and the Acquired Company does not have any Liabilities, in each case required to be reflected on a balance sheet prepared in accordance with GAAP or in the notes thereto, except for Liabilities (i) incurred in connection with the Contemplated Transactions, (ii) incurred in the Ordinary Course since the date of the Most Recent Audited Balance Sheet, (iii) that do not exceed $1,500,000 individually or $7,500,000 in the aggregate or (iv) that are Excluded Liabilities.
3.6Tax Matters.
(a)EMC has timely filed (or has caused to be timely filed) all required material Tax Returns of, or that include or relate to, the Acquired Company, the Business or the Acquired Assets, and all such Tax Returns were correct and complete in all material respects.
(b)All Taxes due and payable with respect to such Tax Returns have been paid.

(c)No claim has been made in writing by any Taxing Authority in a jurisdiction where the Acquired Company does not file Tax Returns that the Acquired Company is or may be subject to taxation by that jurisdiction, which claim has not been resolved.
(d)The Acquired Company has withheld and remitted all material Taxes required by Law to have been withheld and remitted by the Acquired Company in connection with any amounts paid or owing by the Acquired Company to any employee, independent contractor, creditor, stockholder, or other Third Party.
(e)No Taxing Authority has issued written notice to the Sellers or the Acquired Company of any audit, examination or proceeding by such Taxing Authority of any Taxes or Tax Return of the Acquired Company, which audit, examination or proceeding is currently in progress or pending.
(f)Neither the Acquired Company nor, in relation to the Business or Acquired Assets, the Sellers or any of their Subsidiaries has “participated” in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011‑4(b)(2).
(g)The Acquired Company is not engaged in any trade or business in the United States and does not hold any assets that if sold or otherwise disposed of would give rise to income that is “effectively connected” with the conduct of a trade or business in the United States for U.S. federal income tax purposes.
(h)No Seller or member of the Seller Group, other than a Seller or member of the Seller Group that is a “United States person” within the meaning of Section 7701 of the Code and the Treasury regulations thereunder, will transfer any United States real property interest (within the meaning of Section 897(c)(1) of the Code) to the Purchaser or any member of the Purchaser Group pursuant to this Agreement.
(i)EMC is a resident of the United States for purposes of the Canada-United States Tax Convention, as in force as of the date hereof and the Initial Closing Date (the “US Treaty”), and is entitled to all of the benefits of the US Treaty.
(j)EMC IP Holding Company LLC is disregarded as an entity separate from its owner for U.S. federal income tax purposes all of the membership interests in which are held by an entity that is (i) treated as a corporation for U.S. federal income tax purposes, and (ii) a resident of the United States for purposes of the US Treaty and entitled to all of the benefits of the US Treaty.
(k)EISI is a resident of Ireland for purposes of the Canada-Ireland Income Tax Convention, as in force as of the date hereof and the Initial Closing Date (the “Irish Treaty”), and is entitled to all of the benefits of the Irish Treaty.
(l)Except for any Acquired Assets owned by EMC Corporation of Canada, none of the Acquired Assets is “taxable Canadian property” within the meaning of the Income Tax Act (Canada) or “taxable Quebec property” within the meaning of the Taxation Act (Quebec).
(m)None of EIC, EISI or any of their Affiliates (other than EMC and EMC Corporation of Canada) has any rights to use the Acquired Assets or any property the use of which will be licensed to the Purchaser pursuant to the Trademark License Agreement, the Outbound Intellectual Property License Agreement, or any other license or agreement contemplated by this Agreement in Canada pursuant to the EIC Business IP License, or otherwise.

(n)The Acquired Company (i) is currently, and at all times since July 13, 2007 has been, a resident of the Netherlands for Tax purposes and (ii) has not filed any election pursuant to Section 7701 of the Code and the Treasury regulations thereunder to be treated other than pursuant to its default classification for U.S. federal income tax purposes.
(o)The Acquired Company is not a member of any group or group payment arrangement for Tax purposes, other than a fiscal unity for Netherlands VAT purposes, that will terminate upon or prior to the Initial Closing.
(p)The Acquired Company is not party to any Tax allocation or Tax sharing agreement, and has no liability for the Taxes of any other person, as transferee or successor, by contract, or otherwise, in each case which agreement or liability will remain in effect after the Initial Closing.
(q)The Acquired Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Initial Closing Date as a result of any change in method of accounting, any installment sale or open transaction made prior to the Initial Closing, or any prepaid amount received on or prior to the Initial Closing Date.
(r)The Acquired Company is not or will not become liable to pay any Tax for which the Acquired Company is liable that would not have arisen but for the relationship between the Acquired Company and any person other than a member of the Seller Group at any time prior to the Initial Closing Date, including any Liability on the basis of articles 34 and 35 of the Netherlands Tax Collection Act 1990 (Invorderingswet 1990).
(s)Seller Affiliate operates within a Special Economic Zone pursuant to local country approval, as reflected in the documents listed on Schedule 3.6(s) of the Seller Disclosure Schedule.
(t)The Acquired Company’s transfer pricing methodologies used in providing its services to Affiliates has been consistently applied for all open tax years, and such pricing has not been challenged by a Taxing Authority.
3.7Title, Condition and Sufficiency of Assets.
(a)Other than with respect to real property matters (which are exclusively addressed in Section 3.16), (i) the Seller Group, as applicable, has good, valid and marketable title to, or a valid leasehold interest in, as applicable, the tangible Separately Owned Acquired Assets, and (ii) the Acquired Company has good and marketable title to, or a valid leasehold interest in, as applicable, all of the tangible Acquired Company Assets, in each case free and clear of any Encumbrance other than Permitted Encumbrances. Each such asset is free from defects in all material respects, has been maintained in accordance with normal industry practice and is in good operating condition and repair (subject to normal wear and tear).
(b)Upon the applicable Closing, the applicable member of the Purchaser Group will acquire good and valid title to, or a valid leasehold interest in, as applicable, the tangible Separately Owned Acquired Assets, free and clear of all Encumbrances other than Permitted Encumbrances.
(c)Assuming the employment or replacement by the Purchaser of substantially all of the U.S. employees of the Business, the non-U.S. employees of the Business and the individual independent contractors of the Business, the compliance by the Purchaser (or applicable member of the Purchaser Group)

with Section 5.13, and provided the Purchaser replaces the assets specified in Sections 1.2(b), (c), (k) and (o) on the Initial Closing Date, the Acquired Assets, and, except as set forth in Schedule 3.8(f) of the Seller Disclosure Schedule, taking into account all rights of the Purchaser and other members of the Purchaser Group under this Agreement and the other Transaction Agreements, will comprise all of the Assets necessary to enable the Purchaser Group to conduct the Business immediately following the Initial Closing substantially as conducted by the Seller Group and the Acquired Company as of the date of this Agreement and the Initial Closing Date.
3.8Intellectual Property.
(a)Schedules 3.8(a)(i) and 3.8(a)(ii) of the Seller Disclosure Schedule list, in each case as of the date hereof, the Intellectual Property Registrations, in each case specifying the status, application and registration numbers and record owner thereof, and any filings due within twelve (12) months after the date hereof with respect thereto. To the Sellers’ Knowledge, the Intellectual Property Registrations are, as of the Initial Closing, valid and enforceable. Renewal or maintenance fees due on or before the date hereof for the Intellectual Property Registrations included in the Acquired Assets have been or will be paid by the Sellers.
(b)Schedule 3.8(b)(i) of the Seller Disclosure Schedule lists, as of the date hereof, the Third Party Embedded Software, other than Software licensed under an Open Source License. Schedule 3.8(b)(ii) of the Seller Disclosure Schedule lists, as of the date hereof, the Software licensed under an Open Source License (“Open Source Software”) that has been incorporated by the Sellers or any of their respective Affiliates or, to the Sellers’ Knowledge, by any third parties, into or linked in any way to any Transferred Product (or any Software therein). Except as disclosed in Schedule 3.8(b)(iii) of the Seller Disclosure Schedule, none of the Sellers nor any of their Affiliates, nor the Acquired Company, is in material breach of or material default under, or has provided or received any written notice of breach or default under or any intention to terminate, any agreement pursuant to which the Third Party Embedded Software is in-licensed. Neither the Sellers nor any of their Affiliates has used any Open Source Software in any manner that would, with respect to any Transferred Product (or any Product Proprietary Software therein), (i) require its disclosure or distribution in source code form; (ii) require the licensing thereof for the purpose of making derivative works; or (iii) impose any restriction on the consideration to be charged for the distribution thereof.
(c)A Seller or a member of the Seller Group is, and following the applicable Closing, the Purchaser or a member of the Purchaser Group, will immediately after such Closing be the sole and exclusive owner of the Intellectual Property Assets and the Product Proprietary Software, free and clear of all Encumbrances, other than Permitted Encumbrances or as disclosed in Schedule 3.8(c) of the Seller Disclosure Schedule. As of the Final Closing, none of the Sellers nor any of their Affiliates will hold or retain any Encumbrances on, or any right, title or interest in or to, any of the Intellectual Property Assets, except to the extent licensed to the Sellers under Section 10.11 herein, the Patent License Agreement or the Software License and Services Agreement. It is EMC’s general policy to have written agreements executed with (i) each current or former employee of any of the Sellers or their Affiliates that was involved in the development of the Intellectual Property Assets or Transferred Products and (ii) each current or former independent contractor of any of the Sellers or their Affiliates that was involved in the development of the Intellectual Property Assets or Transferred Products, whereby such employee or independent contractor assigned to any of the Sellers or their Affiliates exclusive ownership of any such Intellectual Property and any Intellectual Property in the Transferred Products. To the Knowledge of the Sellers, there has been no material deviation from compliance with the aforementioned policy.

(d)The Sellers have taken reasonable steps to maintain the Intellectual Property Assets and to protect and preserve the confidentiality of all Trade Secrets included in the Intellectual Property Assets, including maintaining a policy that all Persons having access to such Trade Secrets should execute either a standard Employee Proprietary Information and Inventions Agreement or other written confidentiality agreement.
(e)Except as disclosed in Schedule 3.8(e)(i) of the Seller Disclosure Schedule, since January 1, 2010, the development, operation, marketing, supporting, hosting, maintaining, use, servicing, sale and distribution of the Transferred Products have not infringed, misappropriated or otherwise violated the Intellectual Property of any Person. Except as disclosed in Schedule 3.8(e)(ii) of the Seller Disclosure Schedule, to the Knowledge of the Sellers, since January 1, 2010, no Person has infringed, misappropriated or otherwise violated any Intellectual Property Assets. The representations and warranties set forth in this Section 3.8(e) and in Sections 3.8(f) and 3.7(c) regarding infringement, misappropriation or other violations of any Intellectual Property Assets are the Sellers’ sole and exclusive representations and warranties regarding such matters.
(f)Except as disclosed in Schedule 3.8(f) of the Seller Disclosure Schedule, as of the date hereof there are no Legal Proceedings pending or, to the Knowledge of the Sellers, threatened in writing : (i) against any Seller or any of their respective Affiliates (including in the form of written ‘cease and desist’ letters) alleging any infringement, misappropriation or violation of the Intellectual Property of any Person by any of the Sellers or their Affiliates in connection with a Transferred Product or the operation of the Business; (ii) against any Seller or any of their respective Affiliates challenging the validity, enforceability or ownership of any Intellectual Property Registrations or Transferred Products (or any Software therein) or rights with respect to any Intellectual Property Registrations or Transferred Products (or any Software therein) (including any oppositions, interferences or re-examinations, but excluding office actions issued as part of prosecution); or (iii) by any Seller or any of their respective Affiliates alleging any infringement, misappropriation or violation by any Person of any Intellectual Property Assets. None of the Sellers, any of their Affiliates, or the Acquired Company, is subject to any outstanding Order that restricts the use of any Intellectual Property Assets.
(g)Except as disclosed in Schedule 3.8(g) of the Seller Disclosure Schedule or as required pursuant to a Legal Proceeding, neither the Sellers nor any of their Affiliates has deposited the source code for any Transferred Product into a source code escrow or disclosed or delivered such source code to any Person, and no Person has any contractual right to receive such source code. Neither the execution of this Agreement nor the consummation of the Contemplated Transactions will trigger or give rise to (i) any obligation of the Sellers or any of their Affiliates or the Purchaser or any member of the Purchaser Group as acquirer of the Acquired Assets to disclose or deliver the source code for any Transferred Product to any Person, (ii) release of any such source code that is currently deposited in an escrow or (iii) any Person gaining any additional rights in any such source code already in such Person’s possession.
(h)None of the Transferred Products: (i) contains any bug, defect or error that materially affects the use, functionality or performance of such Transferred Products, other than those discovered and corrected in the normal course of any Seller’s or of its Affiliates’ Software maintenance procedures, or (ii) currently fails to operate or comply, in any material respect, with any applicable warranty, specifications or contractual commitment relating to the use, functionality or performance of such Transferred Products (or any Software therein) made by any Seller or any of its Affiliates. None of the Transferred Products (or any

Software therein) contains any of the following intentionally inserted by the Sellers or their Affiliates, or to the Sellers’ Knowledge, otherwise contains: any computer virus, unauthorized disabling or erasing mechanism, worm, unauthorized software lock, drop dead device, Trojan horse, back door, trap door, time bomb (each, a “Contaminant”), or any undocumented hidden command, undocumented hidden code, undocumented instructions key or any other code or instruction that may be used to access, modify, delete, damage or disable any of such Transferred Products (or any Software therein) without the authorization of the end user (each, a “Disabling Code”). The Sellers and their Affiliates have taken commercially reasonable steps to prevent the introduction of Contaminants and Disabling Code into the IT Assets and Transferred Products (or any Software therein). There have been, and are, no material warranty or indemnification claims asserted against any Seller or any of its Affiliates, customers or distributors related to the Transferred Products (or any Software therein) which remain unresolved as of the date of this Agreement nor have there been any threats thereof.
(i)In connection with the operation of the Business, since January 1, 2013: (i) the Sellers and their Affiliates are, and have been, in compliance in all material respects with all Privacy Laws; (ii) the Sellers and their Affiliates are, and have been, in compliance in all material respects with all, contractual and fiduciary obligations and privacy policies relating to (A) the privacy of users of the Transferred Products and (B) the receipt, management, recording, sharing, deletion, security collection, compilation, storage, use, transfer, disposal and any other processing of any Personally Identifiable Information by any Seller or any of its Affiliates or by Persons on behalf of any Seller or any of its Affiliates, including, in each case, by obtaining all consents from, and giving all notices to, the Person subject of the Personally Identifiable Information to the fullest extent necessary; (iii) the Sellers and their Affiliates maintain commercially reasonable policies, procedures and security measures with respect to the physical and electronic security and privacy of Personally Identifiable Information, and the Sellers and each of their Affiliates are, and have been, in compliance with such policies and procedures in all material respects; (iv) there have been no material breaches or violations of any such security measures, or any unauthorized access of any Personally Identifiable Information; and (v) no Seller nor any of its Affiliates has received any written notice or claim alleging a violation of any Privacy Law or any of the Sellers’ or any of their Affiliates’ publicly available privacy policies. No disclosure of any data breach or network security breach has been or should have been made by any Seller or any of its Affiliates under Privacy Law or to any Governmental Entity.
3.9Legal Compliance; Permits.
(a)Except as set forth on Schedule 3.9(a) of the Seller Disclosure Schedule, since January 1, 2013, (i) the conduct and operation of the Business is and has been in material compliance with each Law and Order which is applicable to the Business, the Assumed Liabilities or the Acquired Assets, (ii) no member of the Seller Group has received as of the date hereof any written or, to the Knowledge of the Sellers, oral notice alleging any material noncompliance by the Seller Group with respect to any such Law or Order and (iii) as of the date hereof, no investigation by a Governmental Entity regarding a material violation of any Law or Order related to the Business is pending or, to the Knowledge of the Sellers, threatened.
(b)Each Seller, the other members of the Seller Group and the Acquired Company have all material Governmental Authorizations that are necessary for the ownership, possession, operation, use and/or lease of the Acquired Assets and/or the conduct of the Business (such Governmental Authorizations, the “Applicable Governmental Authorizations”). To the Knowledge of the Sellers, Schedule 3.9(b) of the

Seller Disclosure Schedules sets forth a correct and complete list, as of the date hereof, of all such Applicable Governmental Authorizations.
3.10Contracts.
(a)Schedule 3.10(a) of the Seller Disclosure Schedule sets forth a correct and complete list, as of the date hereof, of each of the following Assumed Contracts or Acquired Company Contracts (collectively, the “Material Contracts”):
(i)each Contract (other than purchase orders under which there are no outstanding obligations by either party, immaterial amendments and immaterial addenda thereto) for the sale or licensing of products or the provision of services entered into between a member of the Seller Group or the Acquired Company, on the one hand, and each of the seventy-five (75) largest customers of the Business by revenue during the twelve-month period ended December 31, 2015, on the other hand (collectively, “Material Customer Contracts”);
(ii)each Material Vendor Contract other than those set forth on Schedule 1.1(d)(ii) or Schedule 1.1(d)(v);
(iii)each Contract related to the Business pursuant to which there are ongoing obligations on a member of the Seller Group (other than duties of confidentiality) and that waives any material rights or grants any material releases or that resolves or settles any actual or threatened material Legal Proceedings or provides for any material injunctive or non-monetary relief (including co-existence agreements);
(iv)each Contract of a member of the Seller Group or the Acquired Company that involves, or would reasonably be expected to involve, payments to, or expenditures by, any member of the Seller Group or the Acquired Company in excess of $1,500,000 per annum and that may not be terminated (without penalty) by any member of the Seller Group or the Acquired Company within 180 days after the delivery of a termination notice by any member of the Seller Group or the Acquired Company;
(v)each Contract under which any member of the Seller Group or the Acquired Company is a lessee of any tangible personal property owned by any other Person, except for any lease of tangible personal property under which the aggregate annual rental payments do not exceed $1,000,000;
(vi)any Contract that contains a “most favored nation” clause or similar term that provides preferential pricing or treatment;
(vii)(A) all Contracts between or among the Acquired Company, on the one hand, and any Seller and/or any other member of the Seller Group or their respective Affiliates, on the other hand, other than intercompany accounts reflected on the Financial Statements and (B) all Assumed Contracts to which, after the legal assignment (or, in the case of any Assumed Contract that constitutes a Shared Contract, split and partial legal assignment or novation) thereof to the Purchaser in connection with the Contemplated Transactions, any member of the Seller Group or any of their respective Affiliates would remain a party;

(viii)any Contract that materially limits or purports to materially limit the ability of any Person to compete in any line of business, with any Person, in any geographic area or during any period of time, including by limiting the ability to sell any particular services or products to any Persons;
(ix)any Contract related to the Business and relating to the creation, incurrence, assumption or guarantee of any Indebtedness;
(x)any Contract related to the Business that provides for the establishment or operation of any joint venture, partnership, joint development, strategic alliance or similar arrangement;
(xi)stock or share purchase agreements, asset purchase agreements and other acquisition or divestiture agreements, including any agreements relating to the acquisition, sale, lease or disposal of any assets (other than sales of Inventory in the Ordinary Course), in each case related to the Business and involving continuing indemnity obligations of any member of the Seller Group or their respective Affiliates; and
(xii)each Contract of the Seller Group related to the Business or to which the Acquired Company is a party, the breach or termination of which would reasonably be expected to result in a Material Adverse Effect on the Sellers or the Business.
(b)Each Material Contract and each Additional Customer Contract is in full force and effect and constitutes a legal, valid and binding obligation of, and is enforceable in accordance with its terms as to, the applicable member of the Seller Group or the Acquired Company subject to (i) Laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, preferential transfers and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies or general principles of equity. The Sellers have made available to the Purchaser a correct and complete copy of each written Material Contract (excluding immaterial exhibits, schedules or similar attachments to such Material Contracts).
(c)Neither the Acquired Company nor any member of the Seller Group is in material violation or breach of or material default under any Material Contract or any Additional Customer Contract (in each case, with or without notice or lapse of time or both), nor, to the Knowledge of the Sellers, is it in receipt of any written Claim of such default or breach. No Seller has any present intention of not fully performing any of its obligations pursuant to a Material Contract or any Additional Customer Contract and, to the Knowledge of the Sellers, no Third Party to any Material Contract has indicated in writing to any Seller that it desires to modify, renegotiate or cancel its Material Contract.

3.11Government Contracts.
(a)Each member of the Seller Group and the Acquired Company has complied in all material respects with (i) the terms and conditions of each Government Contract since January 1, 2013 and (ii) all requirements of applicable Laws and requirements pertaining to each Government Bid.
(b)Excluding with respect to any purchase orders providing for payment of less than $500,000, to the Knowledge of the Sellers, neither the Acquired Company nor any Transferred Employee (i)

since January 1, 2013, has been determined to be non-responsible or non-qualified, or been debarred, suspended or found to not be eligible, from participating in the award of Contracts with any Governmental Entity or proposed or threatened in writing with being found non-responsible or non-qualified, or being debarred, suspended or found not to be eligible, from participating in the award of Contracts with any Governmental Entity or (ii) is under civil, administrative or criminal investigation or indictment with respect to any alleged overpricing or overcharge, false claim, false statement, misrepresentation, product substitution, parts counterfeiting, fraudulent or criminal activity involving such Government Contract or a Government Bid, or has received or submitted any written notice of an investigation, demand, subpoena, disclosure, report or document request regarding any such concerns.
(c)With respect to each Government Contract and Government Bid since January 1, 2013, to the Knowledge of the Sellers, (i) all representations made by a member of the Seller Group or the Acquired Company with respect to any such Government Contract or Government Bid were complete and correct in all material respects as of their effective date and (ii) neither any Governmental Entity nor any prime contractor, subcontractor or other Person has notified the Sellers or the Acquired Company in writing that any member of the Seller Group has breached or violated in any material respect any applicable Law, certification, representation, clause, provision or requirement pertaining to such Government Contract since January 1, 2013.
(d)No member of the Seller Group, nor the Acquired Company, is a party to any Contract with respect to the Business that, and none of the Assumed Contracts nor any of the Acquired Company Contracts, (i) requires access to any information, technology or data that is classified under Executive Order 13526 or “classified information,” or (ii) requires the maintenance of one or more “facility clearances” or “personnel security clearances,” as such terms are defined in the National Industrial Security Program Operating Manual, DoD 5220.22-M Change 2 (May 18, 2016).

3.12Legal Proceedings. Since January 1, 2013, except as set forth on Schedule 3.12 of the Seller Disclosure Schedule, as of the date hereof, there is no Legal Proceeding pending or, to the Knowledge of the Sellers, threatened in writing by or against any member of the Seller Group or the Acquired Company which (a) questions or challenges the validity of this Agreement or the ability of the Seller Group or the Acquired Company to consummate any of the Contemplated Transactions, or (b) relates to and materially affects the Business or any Acquired Asset. Schedule 3.12 of the Seller Disclosure Schedule sets forth a correct and complete list of all outstanding material Orders and material settlements against or affecting the Business or the Acquired Assets for which there are ongoing obligations on a member of the Seller Group (other than duties of confidentiality) as of the date hereof.

3.13Employee Benefit Matters.
(a)Schedule 3.13(a) of the Seller Disclosure Schedule sets forth a correct and complete list, as of the date hereof, of all employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, stock option, stock purchase, restricted stock plans, incentive, deferred compensation, retiree medical or life insurance, retirement, supplemental retirement, pension, medical, dental, vision, employment, change in control, termination, severance, retention, fringe benefit and other benefit plans, schemes, funds, programs or arrangements that are maintained, contributed to or sponsored by any member of the Seller Group or the Acquired Company in which any of the Transferred Employees participate (excluding any plan, program or arrangement sponsored, administered or maintained by a Governmental Entity) (the “Seller Benefit Plans”). The Sellers have made available to the Purchaser a correct and complete copy of each plan document and current summary plan description for each Seller Benefit Plan.
(b)Each Seller Benefit Plan has been established, administered and maintained in accordance with its terms and in compliance in all material respects with all applicable Laws. The requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code and any similar state law (“COBRA”) have been met in all material respects with respect to each Seller Benefit Plan that is a welfare plan subject to COBRA.
(c)With respect to each Seller Benefit Plan, (i) no such plan is a Pension Plan which is a “multiemployer plan,” as defined in Section 3(37) of ERISA; and (ii) except as set forth in Schedule 3.13(c) of the Seller Disclosure Schedule, no such plan is subject to the minimum funding standards of Section 412 of the Code or Title IV of ERISA.
(d)Other than as required under COBRA or as set forth in Schedule 3.13(d) of the Seller Disclosure Schedule, no Seller Benefit Plan provides post-termination or retiree welfare benefits to any individual for any reason, and no member of the Seller Group or the Acquired Company or any of their respective ERISA Affiliates has any Liability to provide post-termination or retiree welfare benefits to any individual or ever represented, promised, or contracted to any individual that such individual would be provided with post-termination or retiree welfare benefits.
(e)Except as expressly contemplated by this Agreement or as set forth in Schedule 3.13(e) of the Seller Disclosure Schedule, the execution and delivery of this Agreement and the other Transaction Agreements and the consummation of the Contemplated Transactions will not (either alone or in combination with another event, including a subsequent termination of employment or service) (i) result in any payment from any member of the Seller Group or the Acquired Company becoming due, or increase the amount of any compensation due, to any Transferred Employee, (ii) increase any benefits otherwise payable under any Seller Benefit Plan, (iii) result in the acceleration of the time of payment or vesting or funding of any compensation or benefits from any member of the Seller Group or the Acquired Company to any Transferred Employee or (iv) result in any payment that would be characterized as an “excess parachute payment” under Section 280G(b)(1) of the Code. Without limiting the generality of the foregoing, except as set forth in Schedule 3.13(e) of the Seller Disclosure Schedule, no amount payable to any Transferred Employee (whether in cash or property or as a result of accelerated vesting) as a result of the execution of this Agreement or the consummation of the Contemplated Transactions (either alone or together with any other event) under any Seller Benefit Plan or other compensation arrangement would be nondeductible under Section 280G of the Code. Neither any member of the Seller Group nor the Acquired Company has any obligation to compensate or otherwise “gross up” any Transferred Employee for any Taxes incurred by such Transferred Employee as a result of Sections 409A or 4999 of the Code.
(f)To the Knowledge of the Sellers, there is no pending material Legal Proceeding relating to a Seller Benefit Plan (other than routine claims for benefits), and no Seller Benefit Plan has within the last year prior to the date hereof been the subject of an examination or audit by a Governmental Entity.
(g)The aggregate amount of Accrued PTO for all Transferred Employees does not exceed $7,000,000.

3.14Employment Matters.
(a)The Sellers have previously provided the Purchaser a correct and complete list, on an anonymized basis, of the following with respect to each Employee of the Business as of September 9, 2016: (i) base salary (or other base rate of pay) as of such date and as of October 1, 2016, (ii) all variable compensation, including 2016 bonus entitlement and any sales commission or other incentive pay entitlements, (iii) all equity grants made during 2015 and 2016, (iv) continuous service date (including credited years of service recognized by the Sellers), (v) primary geographic location of employment (city and country) and (vi) whether such Employee of the Business is active or on leave of absence (and whether such leave of absence is due to medical disability or otherwise).
(b)Except as set forth on Schedule 3.14(b) of the Seller Disclosure Schedule, each member of the Seller Group and the Acquired Company: (i) has been in compliance in all material respects with all applicable Laws respecting employment, employment practices (including health and safety regulations), immigration, terms and conditions of employment and wages and hours, in each case, with respect to the Transferred Employees; (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to the Transferred Employees; (iii) other than in respect of ordinary compensation and payroll practices, is not liable for any arrears of wages with respect to the Transferred Employees; and (iv) is not liable for any material payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for the Transferred Employees (other than routine payments to be made in the normal course of business and consistent with past practice). The Acquired Company and each member of the Seller Group is, with respect to the Transferred Employees, in compliance in all material respects with the terms and provisions of the Immigration Reform and Control Act of 1986, as amended.
(c)Except as set forth on Schedule 3.14(c) of the Seller Disclosure Schedule, with respect to the Transferred Employees, no member of the Seller Group or Acquired Company is a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization. No work stoppage or labor strike by the Transferred Employees is pending or, to the Knowledge of the Sellers, threatened or anticipated. To the Knowledge of the Sellers, there are no activities or proceedings of any labor union to organize any Transferred Employees. Except as set forth on Schedule 3.14(c) of the Seller Disclosure Schedule, there are no actions, suits, claims, labor disputes, grievances or other Legal Proceeding pending or, to the Knowledge of the Sellers, threatened in writing relating to any labor, safety or discrimination matters involving any Transferred Employee, including charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to the any member of the Seller Group or the Acquired Company. With respect to the Business, no member of the Seller Group nor the Acquired Company has engaged in any unfair labor practices within the meaning of the National Labor Relations Act.

3.15Environmental Matters.
(a)The Acquired Company and, in the conduct of the Business or ownership of the Acquired Assets, each member of the Seller Group is and, since January 1, 2013, has been in material compliance with all Environmental Laws.

(b)To the Knowledge of the Sellers, since January 1, 2013, neither the Acquired Company nor the members of the Seller Group has received any written notice alleging any material violations of, or any material Liabilities arising under Environmental Laws related to the Acquired Assets or the Business.
(c)The Acquired Company and, in the conduct of the Business or ownership of the Acquired Assets, each member of the Seller Group has obtained and is and, since January 1, 2013, has been in material compliance with, all Environmental Permits required for the operation of the Business as conducted as of the applicable Closing Date.
(d)There is no Legal Proceeding pending or, to the Knowledge of the Sellers, threatened against the Acquired Company or, with respect to the conduct of the Business or ownership of the Acquired Assets, any member of the Seller Group either pursuant to Environmental Law or arising from the Release or presence of or exposure to Hazardous Materials.
(e)There has been no Release of or exposure of a Person to any Hazardous Material by the Acquired Company or, with respect to conduct of the Business or ownership of the Acquired Assets, any member of the Seller Group on the property currently, or to the Knowledge of the Sellers, formerly owned or operated by the Acquired Company or in connection with the Business, that would reasonably be expected to result in material liability under any Environmental Law.

3.16Real Property.
(a)None of the Acquired Assets will constitute any real property owned by any member of the Seller Group or the Acquired Company. The Acquired Company does not own any real property and no real property owned by any member of the Seller Group is exclusively used in the Business.
(b)Schedule 3.16(b) of the Seller Disclosure Schedule lists each real property lease, sublease, license or similar occupancy agreement in effect as of the date hereof entered into by the Acquired Company (the “Acquired Company Leases”). The Sellers have made available to the Purchaser correct and complete copies of each Assumed Real Property Lease and each Acquired Company Lease (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) (collectively, the “Leases”). Except as set forth on Schedule 3.16(b) of the Seller Disclosure Schedule, there has not been any sublease, assignment, license or similar occupancy agreement entered into by any member of the Seller Group or the Acquired Company in respect of any Assumed Real Property Leases or any Acquired Company Lease and no Person other than the employees or contractors (which employees or contractors will either be Transferred Employees or vacate the premises as of the applicable Closing) of the Sellers or their Affiliates is in occupancy of any portion of the premises leased pursuant thereto.
(c)With respect to each Assumed Real Property Lease and each Acquired Company Lease: (i) such Lease is a legal, valid and binding obligation of, and enforceable against, the member of the Seller Group or the Acquired Company party thereto and, to the Knowledge of the Sellers, the counterparty thereto, and in full force and effect subject to (A) Laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, preferential transfers and the relief of debtors, and (B) rules of Law governing specific performance, injunctive relief and other equitable remedies or general principles of equity; (ii) the applicable member of the Seller Group has a valid leasehold, subleasehold or similar interest in the premises subject thereto, free and clear of all Encumbrances except for Permitted Encumbrances; and (iii) no member of the

Seller Group is in material breach or default under such Lease, to the Knowledge of the Sellers, no counterparty is in material breach or default under such Lease and, to the Knowledge of the Sellers, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease.

3.17Brokers’ Fees. No member of the Seller Group or the Acquired Company has any Liability to pay any fees or commissions to any broker, finder or agent with respect to the Contemplated Transactions except fees which will be borne entirely by the Sellers.

3.18Insurance. The Sellers, each other member of the Seller Group and the Acquired Company collectively maintain insurance policies of the type and in the amounts customarily carried by Persons conducting a business similar to the Business and, to the Knowledge of the Sellers, all such policies are in full force and effect, all premiums due on such policies have been paid and no material term of any such policy is void or voidable. There are no unpaid and unresolved claims made by the Seller Group under any policy of insurance with respect to the Business or the Acquired Assets.

3.19Customers.
(a)Schedule 3.19(a) of the Seller Disclosure Schedule sets forth, on an anonymized basis, a correct and complete list, as of July 21, 2016, of (i) the active maintenance customers of the Business (including any partners or resellers) (each, a “Maintenance Customer”) and, with respect to each such Maintenance Customer, (ii) each Maintenance Customer’s contact information, including (A) the name, address and telephone number of such Maintenance Customer and (B) the name, e-mail address and telephone number of an individual contact Person employed by such Maintenance Customer, (iii) the date on which each Assumed Contract and each Acquired Company Contract with such Maintenance Customer terminates or is otherwise eligible for renewal and (iv) the annualized maintenance amount applicable to each such Maintenance Customer.
(b)Schedule 3.19(b) of the Seller Disclosure Schedule sets forth, on an anonymized basis, a correct and complete list, as of September 6, 2016, of (i) the active professional services customers of the Business (including any partners or resellers) (each, a “Professional Services Customer”) and, with respect to each such Professional Services Customer, (ii) the date on which each Assumed Contract and each Acquired Company Contract with such Professional Services Customer was booked, (iii) the revenue backlog amount for such Professional Services Customer, and (iv) the services provided to such Professional Services Customer that are related to the Business.
(c)Schedule 3.19(c) of the Seller Disclosure Schedule sets forth, on an anonymized basis, a correct and complete list, as of September 6, 2016 of (i) the active managed services customers of the Business (including any partners or resellers) (each, a “Managed Services Customer”) and, with respect to each such Managed Services Customer, (ii) such Managed Services Customer’s contact information, including (A) the name, address and telephone number of such Managed Services Customer and (B) the name, e-mail address and telephone number of an individual contact Person employed by such Managed Services Customer, (iii) the date on which each Assumed Contract and each Acquired Company Contract with such Managed Services Customer terminates or is otherwise eligible for renewal, and (iv) the amount of each Assumed Contract and each Acquired Company Contract with such Managed Services Customer (provided that such amount shall be redacted if such amount is less than $100,000).

3.20Vendors. Schedule 3.20 of the Seller Disclosure Schedule sets forth a correct and complete list, as of the date hereof, of (a) each Vendor party to a Material Vendor Contract, (b) its contact information, including (i) the name, address and telephone number of such Vendor and (ii) the name, e-mail address and telephone number of an individual contact Person employed by such Vendor and (c) the amount of consideration paid by the Seller Group to each such Vendor in connection with the Business for the twelve months ended June 30, 2016.

3.21Absence of Certain Developments. Except as set forth on Schedule 3.21 of the Seller Disclosure Schedule, since the date of the Most Recent Audited Balance Sheet:
(a)There has not occurred any Material Adverse Effect on the Sellers or the Business;
(b)To the Knowledge of the Sellers, no fact, event, circumstance or condition exists or has occurred that has had or would reasonably be expected to result in a Material Adverse Effect on the Sellers or the Business; and
(c)Except for the Contemplated Transactions, there has not been any action or event that would have required the Purchaser’s consent pursuant to Section 5.1 (other than Sections 5.1(b)(xiii) and 5.1(b)(xiv)) had such action or event occurred after the date hereof.

3.22IT Security. The Sellers, their Affiliates and the Acquired Company have implemented commercially reasonable measures within their direct or indirect control to protect the confidentiality, integrity and security of the applicable Acquired IT Assets (and all information stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption. The Sellers and their Affiliates have established and maintained appropriate disaster recovery plans, procedures and backup equipment and facilities (collectively, the “Disaster Recovery Plans”) of a scope consistent in all material respects with (a) customary industry practice in the event of any disaster, emergency or persistent equipment or telecommunications failure affecting the Business or its customers, (b) all applicable Laws, and (c) all Material Contracts. The Sellers and their Affiliates carry out periodic audits and tests of the Disaster Recovery Plans and otherwise have materially complied with the Disaster Recovery Plans. Except as disclosed on Schedule 3.22 of the Seller Disclosure Schedule, there have been (i) no failures or other substandard performance of any of (A) the IT Assets used by or on behalf of the Sellers, their Affiliates or the Acquired Company in connection with the Business and (B) the Acquired IT Assets, in each case of (A) and (B), which have caused any material disruption to the Business, and (ii) to the Knowledge of the Sellers, no material unauthorized intrusions or breaches of the security of such IT Assets described in the foregoing clauses (A) and (B).

3.23Absence of Certain Business Practices. During the three (3) years prior to the date hereof, each Seller, each member of the Seller Group, and the Acquired Company has, with respect to the Business and any of the Acquired Assets, been in compliance, in all material respects, with the Foreign

Corrupt Practices Act of 1977, as amended, and any other applicable anti-bribery provision or Law anywhere in the world.

3.24Export Controls; Sanctions.
(a)Since January 1, 2013, the Sellers and each member of the Seller Group have been in compliance in all material respects with all applicable export, reexport and economic sanctions Laws, including (i) those Laws administered by the U.S. Department of Commerce, the U.S. Department of the Treasury and the U.S. Department of State, and (ii) all other applicable export controls and economic sanctions in other countries in which the Business is conducted (collectively, “Export Control Laws and Sanctions”).
(b)The Sellers have obtained, and are in material compliance with, all material export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Entity required under Export Control Laws and Sanctions for the Business as it is currently conducted (“Trade Approvals”);
(c)Since January 1, 2013, as it relates to the Business, no Governmental Entity or other Person has initiated any proceedings for or imposed any civil or criminal fine or penalty, seizure, forfeiture, revocation of a Trade Approval, debarment, or any other sanction against any Seller or director, officer, employee or agent of such Seller (in their capacity as such) in connection with any actual or alleged violation of any applicable Export Control Laws and Sanctions, nor to the Knowledge of the Sellers, has any Governmental Entity or other Person threatened to initiate any such proceedings or alleged any such violation as it relates to the Business;
(d)Except as set forth in Schedule 3.24(d) of the Seller Disclosure Schedule, no Trade Approvals or approvals for the transfer of Trade Approvals to the Purchaser are required to operate the Business following the Initial Closing as it is currently operated, or such Trade Approvals will be transferred at the Initial Closing;
(e)The Sellers have appropriate policies and procedures in place reasonably designed to ensure compliance with all applicable Export Control Laws and Sanctions.

3.25Disclaimer of Other Representations and Warranties. The Seller Representations and the representations and warranties set forth in the other Transaction Agreements (and in each certificate delivered by any member of the Seller Group or any of their respective Representatives pursuant hereto or thereto) are the only representations and warranties made by the Sellers or any other member of the Seller Group with respect to the Business, the Acquired Company, the Acquired Assets or the Assumed Liabilities. Except as specifically set forth in this Agreement, any other Transaction Agreement or any certificate delivered by any member of the Seller Group or any of their respective Representatives pursuant hereto or thereto, (a) the Sellers are selling the Acquired Assets to the Purchaser Group “as is” and “where is” and with all faults, and make no warranty, express or implied, as to any matter whatsoever relating to the Business, the Acquired Company, the Acquired Assets or the Assumed Liabilities including as to (i) merchantability or fitness for any particular use or purpose, (ii) the operation of the Business by the Purchaser Group after the Closings in any manner or (iii) the probable success or profitability of the Business after the Closings, and (b) none of the Sellers, any other member of the Seller Group, or any of their respective Representatives or Affiliates will have or will be subject to any Liability (other than any Liability for Fraud) or indemnification obligation to the Purchaser or any other Person resulting from the distribution to the Purchaser, its Affiliates or Representatives of the Purchaser, or the Purchaser’s use of, any information relating to the Business, the Acquired Company, the Acquired Assets and the Assumed Liabilities, including any descriptive memoranda, analyses, reports, summary business descriptions or any information, documents or material made available to the Purchaser or its Representatives, whether orally or in writing, in certain “data rooms,” management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Purchaser, due diligence reviews, or in any other form in expectation of the Contemplated Transactions, including during the negotiations of the Contemplated Transactions, in each case other than any information delivered by the Sellers or any of their respective Affiliates pursuant to this Agreement, any other Transaction Agreement, any certificate delivered by any member of the Seller Group or any of their respective Representatives pursuant hereto or thereto, or the Seller Disclosure Schedule.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
Except as specifically set forth in, or qualified by any matter set forth in, the disclosure schedules, dated as of the date of this Agreement and delivered by the Purchaser to the Sellers (collectively, the “Purchaser Disclosure Schedule”) (it being agreed that the disclosure of any matter in any section or subsection in the Purchaser Disclosure Schedule shall be deemed to have been disclosed in any other section or subsection in the Purchaser Disclosure Schedule to which the applicability of such disclosure is reasonably apparent on the face of such disclosure), the Purchaser represents and warrants to the Sellers as follows as of the date hereof and as of the Closing Date:
4.1Corporate Organization. The Purchaser is, and each member of the Purchaser Group will be at each applicable Closing, a Business Entity duly incorporated or organized, validly existing, and, to the extent applicable in its jurisdiction of incorporation or organization, in good standing under the laws of its jurisdiction of incorporation or organization, and has full corporate power and authority to carry on its business as now conducted. Each member of the Purchaser Group is, or as of the applicable Closing will be, duly qualified as necessary to conduct the Business following the applicable Closing Date and, to the extent legally applicable, is, or as of the applicable Closing will be, in good standing under the Laws of each jurisdiction in which the Business is conducted, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Purchaser Material Adverse Effect. The Purchaser is a resident of Canada for purposes of the US Treaty and the Irish Treaty, and is entitled to all of the benefits of the US Treaty and of the Irish Treaty, as in force as of the date hereof and the Initial Closing Date.

4.2Authorization. The Purchaser has, and each other member of the Purchaser Group will have at the applicable Closing, all necessary corporate power and authority it requires to execute and deliver the Transaction Agreements to which it is a party, consummate the Contemplated Transactions and perform its respective obligations under the Transaction Agreements to which it is a party. Each member of the Purchaser Group has obtained, or will have obtained prior to the applicable Closing Date, all corporate approvals necessary for the due and valid authorization of its execution, delivery and performance of the Transaction Agreements to which it is a party and the consummation by it of the Contemplated Transactions, as applicable. The Purchaser has duly and validly executed and delivered this Agreement and, on or prior to the applicable

Closing, each member of the Purchaser Group will have duly and validly executed and delivered the other Transaction Agreements to which it is a party. Assuming the due authorization, execution and delivery of the Transaction Agreements by the other parties thereto, this Agreement is, and at each applicable Closing each other Transaction Agreement will be, a valid and binding obligation of each member of the Purchaser Group that is a party hereto or thereto, as applicable, enforceable against such member of the Purchaser Group in accordance with its terms, subject, as to enforceability, to (a) Laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, preferential transfers or the relief of debtors, and (b) rules of Law governing specific performance, injunctive relief and other equitable remedies or general principles of equity.

4.3No Conflict. Except for the requirements of the HSR Act and any Antitrust Laws of jurisdictions outside the United States of America (if and to the extent any of the foregoing Laws may apply), the execution, delivery and performance by each member of the Purchaser Group of the Transaction Agreements to which it is a party and/or the consummation by each such member of the Purchaser Group of the Contemplated Transactions, as applicable, do not and will not, as applicable, (a) conflict with or violate any provision of the Purchaser’s certificate of incorporation or bylaws (or the equivalent organizational documents of the applicable member of the Purchaser Group), each as amended to date; (b) conflict with or violate any Law or Order applicable to any member of the Purchaser Group, or require any member of the Purchaser Group to obtain any Governmental Authorization or make any filing with or provide notification to any Governmental Entity; or (c) conflict with, result in any breach of, or constitute a default (with or without notice or lapse of time or both), give rise to any right of termination, cancellation or acceleration under any material agreement or instrument to which any member of the Purchaser Group or one of their respective Affiliates is a party; except in the cases of clauses (b) and (c), where the conflict, violation, breach, default, termination, cancellation or acceleration would not have a Purchaser Material Adverse Effect.

4.4Legal Proceedings. There is no Legal Proceeding pending or, to the Knowledge of the Purchaser, threatened by or against any member of the Purchaser Group that questions or challenges the validity of this Agreement or the ability of the Purchaser Group to consummate any of the Contemplated Transactions.

4.5Available Financing.
(a)The Purchaser has delivered to the Sellers a correct and complete copy of the executed Debt Commitment Letter (including the related executed Fee Letter) (with only certain fee amounts, pricing caps, “market flex” and other economic terms redacted (none of which terms adversely affect the conditionality, enforceability or availability of the Financing or reduces the aggregate principal amount thereof)). The Debt Commitment Letter and the commitments thereunder are in full force and effect on the date hereof, have not been amended or modified or withdrawn, waived or rescinded except as permitted hereby and, as of the date hereof, (i) there is no breach or default by the Purchaser or, to the Purchaser’s Knowledge, any of the Financing Sources existing (or which with notice or lapse of time or both may exist) thereunder; provided that the Purchaser is not making any representation or warranty regarding the effect of any inaccuracy in any representation or warranty set forth in Article 3 or non-compliance or non-performance by the Sellers (and their respective Affiliates) with their respective obligations hereunder and (ii) assuming performance by the Sellers of their obligations hereunder that are required to be performed prior to the Initial

Closing and the accuracy of the representations and warranties set forth in Article 3 (in each case, only to the extent necessary to satisfy the conditions in Sections 6.3(a)(i) and (ii)), the Purchaser does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the amount of the Financing necessary for the satisfaction of each of the items described in the final sentence of this paragraph (a) will not be available to the Purchaser on the Initial Closing Date. The Purchaser has fully paid (or caused to be paid) any and all commitment fees or other fees in connection with the commitments under the Debt Commitment Letter that are due and payable on or prior to the date hereof, and as of the date hereof the Debt Commitment Letter constitutes a legal, valid and binding obligation of the Purchaser and, to the Knowledge of the Purchaser, the other parties thereto, in each case except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws affecting creditors’ rights generally. Upon the funding of the Financing in accordance with and subject to its terms and conditions and assuming performance by the Sellers of their obligations that are required to be performed prior to the Initial Closing and the accuracy of the representations and warranties set forth in Article 3 (in each case, only to the extent necessary to satisfy the conditions in Sections 6.3(a)(i) and (ii)), the aggregate proceeds of the Financing plus unrestricted available cash on hand of the Purchaser as of the Initial Closing Date will be sufficient to satisfy the obligation to pay (A) the Purchase Price, (B) all fees and expenses incurred by the Purchaser in connection with the Contemplated Transactions that are due and payable and required to be paid on the Initial Closing Date and (C) all other amounts required to be paid by the Purchaser Group on the Initial Closing Date to consummate the Initial Closing (including the transactions contemplated or required by the Debt Commitment Letter) (the sum of clauses (A), (B) and (C) above, the “Required Closing Amount”).
(b)Except as otherwise specifically set forth in the Debt Commitment Letter, (i) there are no conditions precedent, “market flex” provisions or other contingencies to the obligations of the parties thereto to fund the Financing contemplated by the Debt Commitment Letter; and (ii) as of the date hereof, there are no side letters or other contracts or agreements that could impact the availability of the Financing or the commitment by the lenders under the Debt Commitment Letter to provide the Financing, or the conditions, the “certain funds” provisions or the termination provisions of the Debt Commitment Letter.

4.6Solvency. The Purchaser is not entering into the Contemplated Transactions with the actual intent to hinder, delay or defraud either present or future creditors of the Purchaser or any of its subsidiaries. Assuming the satisfaction of the conditions set forth in Section 6.3 to the Purchaser’s obligation to consummate the Contemplated Transactions, the Purchaser and its subsidiaries (on a consolidated basis) will be Solvent on a pro forma basis after giving effect to the Contemplated Transactions, including the Financing and payment of all related fees and expenses. As used in this Section 4.6, the term “Solvent” means, with respect to any Person as of a particular date, that on such date, (a) the fair value of the assets (on a going concern basis) of such Person, on a consolidated basis, exceeds, on a consolidated basis, its debts and liabilities, subordinated, contingent or otherwise; (b) the present fair saleable value of the property (on a going concern basis) of such Person, on a consolidated basis, is greater than the amount that will be required to pay the probable liability, on a consolidated basis, of its debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured in the ordinary course of business; (c) such Person, on a consolidated basis, is able to pay its debts and liabilities, subordinated, contingent or otherwise, as such liabilities become absolute and matured in the ordinary course of business; and (d) such Person, on a consolidated basis, is not engaged in, and is not about to engage in, business contemplated as of the date hereof for which it has unreasonably small capital.

4.7Brokers’ Fees. No member of the Purchaser Group has any Liability to pay any fees or commissions to any broker, finder or agent with respect to the Contemplated Transactions except fees which will be borne entirely by the Purchaser.

4.8Disclaimer of Reliance on Other Representations and Warranties. The Purchaser acknowledges and agrees that, except for the Seller Representations and the representations and warranties set forth in any other Transaction Agreement (or any certificate delivered by any member of the Seller Group or any of their respective Representatives pursuant hereto or thereto) therewith, none of the Sellers nor any of their respective Subsidiaries, nor any of their respective Affiliates or Representatives, makes, or has made, any representation or warranty relating to itself or the Business or otherwise in connection with the Contemplated Transactions, and the Purchaser is not relying on any representation or warranty except for those expressly set forth in this Agreement. The Purchaser acknowledges that it has conducted, to its satisfaction, its own independent investigation of the condition, operations and business of the Business and the Acquired Assets, in making its determination to proceed with the Contemplated Transactions, the Purchaser has relied on the results of its own independent investigation.

ARTICLE 5
PRE-CLOSING COVENANTS

5.1Interim Operations.
(a)From the date of this Agreement until the applicable Closing, except with the prior written consent of the Purchaser (which consent may not be unreasonably withheld, delayed or conditioned), as required or expressly permitted by this Agreement or any other Transaction Agreement, as required by applicable Law or Order, or as expressly set forth on Schedule 5.1, each of the Acquired Company, each Seller and each other member of the Seller Group shall (i) conduct the Business and use and/or hold for use the Acquired Assets only in the Ordinary Course and in material compliance with all applicable Laws and Orders; (ii) use Reasonable Efforts to (A) preserve intact the Business and the Acquired Assets, (B) maintain its rights and franchises with respect to the Business and the condition of the Acquired Assets (except for ordinary wear and tear), (C) maintain the Business’ goodwill and existing relationships with customers, suppliers and distributors and any other Persons with whom it has a significant business relationship and (D) perform in all material respects all of its obligations under all Assumed Contracts and Acquired Company Contracts; and (iii) pay all accounts payable of the Business and collect all accounts receivable of the Business only in the Ordinary Course.
(b)Without limiting the generality of the foregoing, from the date of this Agreement until the applicable Closing, except with the prior written consent of the Purchaser (which consent may not be unreasonably withheld, delayed or conditioned), as required or expressly permitted by this Agreement or any other Transaction Agreement, as required by applicable Law or Order, or as expressly set forth in the corresponding subsection of Schedule 5.1, the Acquired Company and, only as with respect to the Business, the Sellers and the members of the Seller Group, shall not take any of the following actions:
(i)except as listed on Schedule 5.1(b)(i) or as required by Law or Order or by the terms of any plans, programs or arrangements existing as of the date of this Agreement, or incident to an amendment to any benefit plan or program applicable generally to employees or to groups of employees covered by such plan or program, (A) grant or announce any increase or improvement in the remuneration, benefits or terms of employment of any Employee of the Business, (B) enter into any new or amend in any material respect any existing employment, indemnification, severance, retention, change in control or similar agreement that relates to the Business (other than new agreements or amendments to existing agreements to reflect changes affecting employees of any member of EMC or its Subsidiaries generally), (C) amend any existing Seller Benefit Plan or enter into any new employee benefit plan made available to any Employee of the Business, (D) except in the Ordinary Course as required to replace headcount lost due to turnover, hire or transfer any officer, employee, independent contractor or consultant into the Business with an aggregate compensation package or annual cost, as applicable, exceeding $100,000, (E) settle, or offer or propose to settle or otherwise resolve any claim, suit, audit, investigation or proceeding involving or against any member of the Seller Group relating to, arising out of or resulting from the employment or potential employment of any person (a “Proposed Employment Settlement”) (x) having an overall dollar value of (1) $100,000 or more in the case of any individual Proposed Employment Settlement or (2) $500,000 or more in the aggregate, when combined with the overall dollar value of every other Proposed Employment Settlement or (y) that does not include a full, complete and unconditional release of the Seller Group or (F) enter into or amend the terms of any collective bargaining agreements;
(ii)purchase, lease, acquire (including by merger, consolidation or acquisition of stock, shares or assets) any entity, business or portion of the assets of any Person that would reasonably be expected to materially increase the Assumed Liabilities, other than purchases of inventory and supplies in the Ordinary Course;
(iii)adopt a plan to, in whole or part, directly or indirectly, liquidate, dissolve, merge, consolidate, sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of or recapitalize the Acquired Company or its assets, except for sales of Inventory in the Ordinary Course or other immaterial sales or dispositions;
(iv)with respect to any member of the Seller Group, file a petition in bankruptcy under any provisions of federal or state or foreign bankruptcy Law or consent to the filing of any bankruptcy petition;
(v)change in any material respect the accounting methods, principles or practices in connection with the Business except as required by a change in GAAP or if required after the closing of the Dell Acquisition to align such methods, principles or practices with Dell’s methods, principles or practices, but only to the extent so required;
(vi)(A) change in any material respect the policies or practices related to the Business regarding accounts receivable or accounts payable or (B) other than in the Ordinary Course, accelerate the generation of accounts receivable or increase deferred revenue, in each case related to the Business;
(vii)sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of any Acquired Assets (other than Intellectual Property) or any interest therein, except for: (A) sales of Inventory in the Ordinary Course or other immaterial sales or dispositions; or (B) products and services sold or assets otherwise disposed of in the Ordinary Course;
(viii)transfer, assign or subject to any Encumbrance (other than Permitted Encumbrances) any Intellectual Property constituting an Acquired Asset, or license any Product Proprietary Software or any other material Intellectual Property constituting an Acquired Asset, except for non-exclusive licenses to Intellectual Property to (A) customers solely for use of the Transferred Products in object code form or, in limited circumstances for the customers’ sole internal use and subject to confidentiality obligations, in source code form and (B) resellers and distributors for the purposes of reselling and distributing the Transferred Products, in each case granted in the Ordinary Course; or take any action or fail to take any action, if such action or failure to take action would reasonably be likely to result in the loss, lapse, abandonment, invalidity or unenforceability of any Intellectual Property Registrations or other material Intellectual Property;
(ix)incorporate into any Transferred Product any Third Party Embedded Software that is not incorporated therein as of the date hereof;
(x)incur or guarantee any Indebtedness for which the Purchaser or the Acquired Company would be responsible for repaying after the Initial Closing Date or which would become an Assumed Liability, or assume, guarantee or endorse such obligations of any other Person, or permit any of the Acquired Assets to become subject to any Encumbrance, other than a Permitted Encumbrance;
(xi)waive, release or assign any material rights or Claims of the Acquired Company or the Business to the extent constituting, relating to or arising from the Acquired Assets or Assumed Liabilities;
(xii)(A) accelerate, terminate, cancel, grant a waiver under or otherwise modify in any material respect any Assumed Contract or Acquired Company Contract or (B) accelerate, terminate, cancel, grant a waiver under or otherwise modify in any material respect any Assumed Real Property Lease or Acquired Company Lease, or enter into any new sublease, license or similar occupancy agreement with respect to any portion of the premises subject to any Assumed Real Property Lease or Acquired Company Lease;
(xiii)except in the Ordinary Course (and, for the avoidance of doubt, in compliance with subsection (xiv) below), enter into, renew, extend, or amend on terms less favorable in the aggregate to the Seller Group than existing on the date hereof, any Assumed Contract or Acquired Company Contract or Assumed Real Property Lease or Acquired Company Lease;
(xiv)enter into, renew or extend the term of any Contract related to the Business with any Customer without, in each case, first using Reasonable Efforts to (A) ensure that such Contract is exclusively related to the Business, (B) limit the term of such Contract to no more than twelve (12) months, (C) provide that such Contract may be assigned, in whole or in part, by the Seller Group to a third party without the prior consent of such Customer and (D) provide that the obligations of the Seller Group may be performed by subcontractors;

(xv)settle or compromise, or agree to the entry of any Order in respect of, any Claim or Legal Proceeding involving or affecting any of the Acquired Assets or Assumed Liabilities or the Acquired Company or the Business other than settlements, compromises and Orders which are immaterial or which do not impose any material limitations on the conduct or operation of the Business or include any material obligations that would be binding on a member of the Purchaser Group or the Acquired Company following the applicable Closing;
(xvi)make any new commitments for capital expenditures in excess of $1,000,000 in the aggregate or increase any previous commitments for capital expenditures by more than $1,000,000 in the aggregate;
(xvii)enter into any Contract materially limiting or purporting to materially limit the ability of the Business to compete in any line of business or with any Person or in any geographic area or during any period of time following the termination of such Contract (excluding any covenants relating to the non-solicitation of employees or service providers agreed to in the Ordinary Course);
(xviii)issue, sell, pledge, grant, transfer, encumber or otherwise dispose of any shares in the capital or other equity securities of the Acquired Company, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares in the capital or other equity securities of the Acquired Company or any share appreciation rights, restricted shares, share-based performance units, “phantom” share awards or other rights that are linked to the value of shares in the capital or the value of the Acquired Company or any part thereof;
(xix)reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of the shares in the capital of or securities convertible or exchangeable into or exercisable for any shares in the capital of the Acquired Company;
(xx)make any amendment to the Acquired Company’s certificate of incorporation, operating agreement or any other organizational and governance documents;
(xxi)allow or cause the Acquired Company to do any of the following: make, change, or rescind any material election relating to Taxes, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit, or controversy relating to Taxes, agree to any material adjustment of any Tax attribute, surrender any material right or claim to a refund of Taxes, amend any material Tax Return, consent to any extension or waiver of the statute of limitations period applicable to any Taxes, Tax Returns or claims for Taxes, or enter into any closing agreements with any Taxing Authority with respect to Taxes;
(xxii)enter into or renew any Contract that would constitute an Assumed Contract or an Acquired Company Contract with the Customer identified in Schedule 5.1(b)(xxii); or
(xxiii)authorize, commit or agree to do any of the foregoing.
(c)Notwithstanding anything to the contrary in Sections 5.1(a) and (b) above, prior to the Initial Closing, the Acquired Company is permitted to settle all intercompany accounts with members of the

Seller Group and to distribute the net cash held by it after any such settlement of intercompany accounts as a dividend, reduction of share capital or any other form of return of funds to its shareholder.

5.2Access to Information. From the date of this Agreement until the final Closing (such Closing, the “Final Closing” and the date of the Final Closing, the “Final Closing Date”), subject to the requirements and limitations of applicable Law (including Antitrust Laws) and Orders, the Sellers will (and will cause their Affiliates to) allow the Purchaser and its Representatives, and, subject to Section 5.8, its Financing Sources and their Representatives, in accordance with the procedures to be agreed upon by the parties, access through and under the supervision of an Authorized Seller Representative and upon reasonable notice and during normal working hours to (a) such materials and information about the Business as the Purchaser may reasonably request (provided that the Sellers shall not have any obligations to provide interim financial statements beyond those provided for in Section 5.12) including information with respect to provision of services and billing of Customers, (b) the properties, assets, Contracts, invoices, books and records and other documents, data and information relating to the Business to the extent that any of the foregoing relates to an Acquired Asset or an Assumed Liability (including using best efforts to provide such access to Assumed Contracts with Customers as the Purchaser or its Representatives may reasonably require in connection with any audit of deferred revenue) and (c) specified members of management, senior employees and key functional leads of the Business as the Purchaser may reasonably request (including in connection with its integration planning processes) and to which EMC consents (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, the Purchaser acknowledges and agrees that it will not, and will cause its Affiliates to not, prior to the Initial Closing, with respect to the Contemplated Transactions, contact or otherwise communicate with, either orally or in writing, any distributor, partner, customer or supplier of the Business without the prior written consent of the Sellers, which consent shall not be unreasonably withheld, conditioned or delayed and may be provided by electronic mail confirmation by an Authorized Seller Representative. To the extent discussions with respect to the Contemplated Transactions with distributors, partners, customers or suppliers of the Business take place prior to the Initial Closing Date, the Sellers shall be entitled to have a representative present in all such discussions. The Purchaser agrees that any investigation undertaken pursuant to the access granted under this Section 5.2 shall be conducted in such a manner as not to unreasonably interfere with the operation of the Business or the other businesses of the Sellers and their respective Affiliates. Notwithstanding anything to the contrary in this Agreement, no Seller nor any of their respective Affiliates shall be required to provide access to or disclose information where such access or disclosure would jeopardize attorney-client privilege or contravene any applicable Laws or Orders; provided that if reasonably practicable, the Sellers will, and will cause their Affiliates to, use Reasonable Efforts to cooperate with the Purchaser in making alternative arrangements if access and disclosure is declined pursuant to the foregoing. No information or knowledge obtained by the Purchaser pursuant to this Section 5.2 shall (i) affect or be deemed to affect or modify any representation, warranty, covenant or agreement contained herein, the conditions to the obligations of the parties hereto to consummate the Closing in Article 6 or otherwise prejudice in any way the rights and remedies of the Purchaser hereunder or (ii) be deemed to affect or modify the Purchaser’s reliance on the representations, warranties, covenants and agreements made by the Sellers in this Agreement.

5.3Intercompany Arrangements. Except as may be mutually agreed by the parties, (i) any intercompany contracts (other than the EIC Business IP License), arrangements, financing agreements, intercompany loans, transactions, accounts, commitments and claims between the Acquired Company, on the one hand, and any member of the Seller Group or any of their respective Affiliates, on the other hand and (ii) any Assumed Contracts or Acquired Company Contracts to which, after the legal assignment (or, in the case of any Assumed Contract that constitutes a Shared Contract, split and partial legal assignment or novation) thereof to the Purchaser or its designee in connection with the Contemplated Transactions, any member of the Seller Group or any of their respective Affiliates would remain a party, shall be terminated (or deemed terminated without any action on the part of any party), effective no later than as of the Initial Closing, other than Transaction Agreements.

5.4Resignations. On or prior to the Initial Closing Date, the Sellers will deliver to the Purchaser the duly signed resignation letters, effective at the time of the Initial Closing, of all officers and directors of the Acquired Company as requested by the Purchaser no later than three (3) Business Days prior to the Initial Closing Date.

5.5Confidentiality.
(a)Prior to the Initial Closing, each party agrees not to issue any press release or make any other public announcement relating to this Agreement or the other Transaction Agreements without the prior written approval of the other party, except that each party reserves the right, without the other party’s prior consent, to make any public disclosure it believes in good faith is required by applicable securities Laws or stock exchange rules or securities listing standards, including the filing of this Agreement with the SEC and any applicable Canadian provincial or territorial securities authority (in which case the disclosing party agrees to use Reasonable Efforts to advise the other party prior to making such disclosure). The parties agree that (i) the initial press release to be issued with respect to the Contemplated Transactions and (ii) the initial communication(s) to the Customers to be sent after the date hereof, in each case, shall be in a form mutually agreed to by the parties. Notwithstanding the foregoing, (x) to the extent the content of any press release or other public statement has been made in accordance with this Section 5.5, no separate approval shall be required in respect of such content to the extent replicated in whole or in part in any subsequent press release or other public statement, and (y) the parties may make public statements in response to questions by the press, analysts, investors or those attending industry conferences or financial analysts conference calls, so long as any such statements are consistent with the initial press release and other press releases and public statements made jointly by the parties or made by one party in accordance with this Section 5.5 and do not reveal (1) in the case of any such statement by any Seller, any Business Confidential Information, (2) in the case of any such statement by the Purchaser, any Seller Confidential Information or (3) in either case, any material nonpublic information regarding this Agreement, any other Transaction Agreements, or the Contemplated Transactions.
(b)Each party agrees to continue to abide by that certain Non-Disclosure Agreement dated as of October 23, 2015, by and between EMC and the Purchaser (the “NDA”), the terms of which are incorporated by reference in this Agreement and which terms will survive until the Initial Closing, at which time the NDA will terminate with respect to any Acquired Asset or Assumed Liability; provided, however, that if this Agreement is, for any reason, terminated prior to the Initial Closing, the NDA will continue in full force and effect. Except as contemplated by subsection (a) hereof, the existence of this Agreement and the other Transaction Agreements and the terms hereof and thereof (including the exhibits and schedules appended hereto and thereto) will be deemed “Confidential Information” for purposes of the NDA.

5.6Regulatory Filings; Consents.
(a)Subject to the terms and conditions of this Agreement, the parties agree to use Reasonable Efforts to (i) make all necessary and appropriate filings with all applicable Governmental Entities and obtain required approvals and clearances with respect thereto, and (ii) obtain all material consents, waivers, approvals, authorizations and orders of any Person required in connection with the authorization, execution and delivery of this Agreement and the consummation of the Contemplated Transactions.
(b)Without limiting the generality of Section 5.6(a), each of the Sellers and the Purchaser agrees to (i) as soon as practicable following the date of this Agreement, but in no event later than the earlier of (A) the date legally required for filing and (B) the twentieth (20th) Business Day following the date of execution and delivery of this Agreement (except as otherwise agreed by the parties), (1) file any notification and report forms and related material that it may be required to file with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act and (2) prepare and submit a joint voluntary notice with respect to the Contemplated Transactions to CFIUS pursuant to Exon-Florio, and (ii) make, using Reasonable Efforts, any further filings or information submissions that may be requested, necessary, proper or advisable pursuant to the HSR Act or Exon-Florio. In addition, each party agrees to file with the applicable Governmental Entity, as soon as reasonably practicable following the date of this Agreement, any filings or similar information submissions required under any other applicable Laws, Orders, or administrative or judicial doctrines that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, significantly impeding effective competition, substantially lessening competition, or constituting anticompetitive conduct (collectively, together with the HSR Act, the “Antitrust Laws”). Each party will promptly notify the other party of any material communication it or any of its Affiliates receives from any Governmental Entity relating to the Contemplated Transactions, and will permit the other party to review in advance, if possible, any proposed material communication by such party to any Governmental Entity. Neither party will agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity and is reasonably practicable, gives the other party and/or its outside counsel the opportunity to attend and participate at such meeting. The parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing. Each party will provide to counsel for the other party correct and complete copies of all material correspondence, material filings or material communications (except personal identifier information provided pursuant to Exon-Florio) between them or any of their Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement or the Contemplated Transactions; distribution of these materials may be limited to outside counsel only, upon reasonable request of the providing party. Subject to the foregoing obligations, the Purchaser shall have sole control over the strategy to obtain required approvals and clearances with applicable Governmental Entities. The Purchaser will, however, solicit and consider in good faith the Sellers’ suggestions regarding such strategy.
(c)Notwithstanding any other provision in this Section 5.6 or elsewhere in this Agreement, the Purchaser shall pay any and all filing fees due under the HSR Act and any other Antitrust Laws of jurisdictions outside of the United States of America in connection with the filings described above and neither the Sellers nor any other member of the Seller Group will have any Liability with respect to the payment of such filing fees.
(d)Notwithstanding anything to the contrary set forth herein, each party will use its Reasonable Efforts to resolve such objections, if any, as may be asserted by any Governmental Entity or private plaintiff with respect to the Contemplated Transactions under the HSR Act and any other Antitrust Laws. In connection therewith, if any Legal Proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as a violation of any Antitrust Law, to the extent directed by the Purchaser, each party will cooperate and use its Reasonable Efforts to contest and resist any such Legal Proceeding, and to have vacated, lifted, reversed, or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Contemplated Transactions; provided, that notwithstanding anything in this Agreement to the contrary, neither the Purchaser nor any of its Affiliates shall be required to litigate with or otherwise participate in any Legal Proceeding with any Governmental Entity in connection with obtaining any consent required by this Agreement or to consummate the Contemplated Transaction. Notwithstanding the foregoing, in the event any Governmental Entity objects to the Contemplated Transactions and in order to ensure that all Governmental Authorizations are obtained prior to the Latest Termination Date, the Purchaser shall propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any of the Acquired Assets, or otherwise offer to take or offer to commit to take any action which it is capable of taking (and if such offer is accepted, take or commit to take such action) that limits its freedom of action with respect to, or its ability to retain, the Business or any of the Acquired Assets, in order to avoid the entry of, or to effect the dissolution of, any Order in any suit or proceeding, which would have the effect of preventing or delaying the Initial Closing Date beyond the Latest Termination Date; provided, however, that, with respect to obtaining approvals and clearances under the HSR Act and any other Antitrust Laws, notwithstanding anything to the contrary in this Agreement, the Purchaser shall not be required to take such actions that reasonably would be expected to materially and adversely affect the reasonably anticipated benefits to the Purchaser of the Contemplated Transactions, with the understanding that any such actions that would reasonably be expected to, individually or in the aggregate, have the effect of reducing the revenues to be realized by the Purchaser Group from the Business by more than ten percent (10%) as compared to the Business’ 2015 fiscal year as set forth in the Most Recent Audited Balance Sheet shall be deemed “material and adverse” for this purpose; and provided, further, that, with respect to obtaining consents with respect to CFIUS, notwithstanding anything to the contrary in this Agreement, neither the Sellers, the Purchaser, nor any of their respective Affiliates shall be obligated to consent to or take any action, and, without the prior written consent of the Purchaser, neither the Sellers nor any of their Affiliates shall consent to or take any action to sell, hold separate or otherwise dispose of any assets, businesses or interest, or agree to conditions relating to or changes in the conduct of its business or the Business (any such measure, a “Burdensome Condition”). Each party hereto agrees that it shall not, and shall cause its Affiliates not to, enter into any transaction, or any agreement to effect any transaction (including any merger or acquisition) that would, in and of itself, reasonably be expected to significantly delay (i) the expiration or termination of the waiting period under the HSR Act or any other Antitrust Laws applicable to the Contemplated Transactions or (ii) the receipt of all authorizations, consents, orders and approvals of any Governmental Entity necessary for the consummation of the Contemplated Transactions, which delay will cause such expiration, termination or receipt to occur after January 1, 2017.

5.7Satisfaction of Conditions Precedent. Without limiting any other provision of this Agreement, upon the terms and subject to the conditions set forth in this Agreement, the Purchaser and the Sellers shall each use Reasonable Efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law or Order or otherwise to consummate and make effective the Contemplated Transactions as soon as practicable after the date hereof; provided that nothing in this Section 5.7 shall require the Purchaser or the Sellers to waive any of the conditions set forth in Article 6 or cause the Purchaser to consent to any action or omission that would be inconsistent with Section 5.1 or Section 5.6.

5.8Financing.
(a)
(i)The Purchaser will use its reasonable best efforts to take, or cause to be taken, all actions and use its reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to arrange, consummate and obtain the financing on the terms and conditions described in the Debt Commitment Letter (as such terms and conditions may be modified or adjusted in accordance with the terms hereof and thereof and within the limits of any “market flex” provisions therein) (the “Financing”), and the Purchaser will not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Debt Commitment Letter if such amendment, modification or waiver would (A) reduce the aggregate amount of the Financing (including by changing the amount of fees to be paid in respect of or original issue discount of the Financing (or payment of fees having similar effect), in each case, other than any such fees or original discount that is paid or otherwise funded by sources other than the Financing), unless, after such reduction, the Contemplated Transactions hereby could still be consummated on the Initial Closing Date and the aggregate proceeds of the remaining portion of the Financing and of any Replacement Financing plus unrestricted available cash on hand of the Purchaser as of the Initial Closing Date would be sufficient to satisfy the obligations to pay the Required Closing Amount or (B) impose new or additional conditions, or otherwise amend, modify or expand any conditions (in a manner adverse to the Purchaser or the Sellers), to the receipt of the Financing, in the case of either clause (A) or (B) above, in a manner that could reasonably be expected to (1) prevent, impede or delay the ability of the Purchaser to consummate the Initial Closing, (2) make any portion of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to be obtained or prevent, impede or delay in any material respect the funding of the Financing or (3) adversely impact the ability of the Purchaser to enforce its rights against the other parties to the Debt Commitment Letter; provided that the Purchaser may, without the consent of the Sellers, (x) amend the Debt Commitment Letter (I) in accordance with any “market flex” provisions thereof and (II) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities (in each case, excluding any Affiliates of the Purchaser) who had not executed the Debt Commitment Letter as of the date of this Agreement and (y) otherwise amend or replace the Debt Commitment Letter so long as in the case of this clause (y), (I) any such amendment satisfies the requirements of clauses (A) and (B) above and (II) with respect to replacements, the replacement debt commitments otherwise satisfy the terms and conditions of an Alternative Financing set forth in clause (iii) below (any debt financing under any such replacement debt commitment letter satisfying such requirements, a “Replacement Financing”). The Purchaser shall provide a correct and complete copy of each replacement debt commitment letter (together with a correct and complete copy of any related replacement fee letter, which may be redacted as provided in Section 4.5 with respect to the Fee Letter) with respect to any Replacement Financing to the Sellers as promptly as practicable but in any event within three (3) Business Days of the Purchaser’s entry into such commitment letter. In the event of such amendment or replacement of the Debt Commitment Letter as permitted by this clause (i), (1) the financing under such amended or replaced Debt Commitment Letter will be deemed to be the “Financing” as such term is used in this Agreement, (2) the term “Debt Commitment Letter” will be deemed to include any such amended or replaced debt commitment letter, (3) the term “Fee Letter” will be deemed to include any amended or replaced fee letter with respect thereto and (4) any reference to the “Financing Sources” will include the financing institutions contemplated to provide any such alternative or replacement financing.
(ii)The Purchaser will use reasonable best efforts to (A) maintain in effect the Debt Commitment Letter (including any definitive agreements entered into in connection therewith), (B) satisfy on a timely basis (or obtain the waiver of) all conditions in the Debt Commitment Letter applicable to, and within the control of, the Purchaser necessary to obtaining the Financing on the Initial Closing Date and comply with (or obtain a waiver of) its obligations thereunder (but excluding any condition where the failure to be so satisfied is a direct result of the Sellers’ failure to furnish information as required under Section 5.8(b)), (C) subject to the terms and upon satisfaction or waiver of the conditions set forth in the Debt Commitment Letter (without limiting clause (B) above), cause the Financing Sources under the Debt Commitment Letter to fully fund the Financing provided for thereunder on or prior to the Initial Closing Date and (D) fully enforce the Financing Sources’ obligations and its rights under the Debt Commitment Letter to the extent required to consummate the Contemplated Transactions on the Initial Closing Date. The Purchaser will keep the Sellers reasonably informed on a reasonably current basis and in reasonable detail of the status of the Purchaser’s efforts to arrange the Financing and to satisfy the conditions thereof and shall provide to the Sellers, upon the Sellers’ request and otherwise within three (3) Business Days of the occurrence thereof, copies of any amendments, modifications or supplements to the Debt Commitment Letter related to the availability of the Financing, the commitment by the lenders to provide the Financing, or the conditions, the “certain funds” provisions, any “market flex” provisions (redacted in a customary manner) or the termination provisions of the Debt Commitment Letter. In the event that the Purchaser commences an enforcement action to enforce its rights under the Debt Commitment Letter or the definitive agreements entered into in connection therewith and/or to compel the Financing Sources under the Debt Commitment Letter to fund the Financing (any such action, a “Financing Action”), the Purchaser shall keep the Sellers reasonably informed on a reasonably current basis and in reasonable detail of the status of the Financing Action.
(iii)If any portion of the Financing becomes reasonably likely to be unavailable or the Purchaser becomes aware of any event or circumstance that is reasonably likely to result in any portion of the Financing being unavailable (other than as a result of a breach by the Sellers of this Agreement that would cause the Financing not to be available in accordance with the terms of the Debt Commitment Letter), in each case, on the terms and conditions contemplated in the Debt Commitment Letter (including any “market flex” provisions) and such portion is required to fund the Required Closing Amount or any other amounts required to be funded by the Purchaser on the Initial Closing Date under this Agreement, (i) the Purchaser will promptly notify the Sellers and (ii) the Purchaser will use reasonable best efforts to arrange and obtain as promptly as practicable following the occurrence of such event alternative financing (from the same financing source or a bona fide third party financing source) (A) in an amount sufficient, when added to any portion of the Financing that is available and unrestricted available cash on hand of the Purchaser, to pay in cash the Required Closing Amount and (B) that does not impose new or additional conditions that were not contained in the Debt Commitment Letter or otherwise expand, amend or modify any of the conditions that were contained in the Debt Commitment Letter (taking into account any “market flex” provisions of the Debt Commitment Letter) (in a manner adverse to the Purchaser or the Sellers), in each case, in a manner materially less favorable or more onerous to the Purchaser or the Sellers, taken as a whole, or that could reasonably be expected to prevent, impede or delay the ability of the Purchaser to consummate the Initial Closing or prevent, impede or delay in any material respect the funding of the Financing (any such alternative financing satisfying such requirements, an “Alternative Financing”). The Purchaser shall provide a correct and complete copy of each alternative financing commitment letter (together with a correct and complete copy of any related fee letter, which may be redacted as provided in Section 4.5 with respect to the Fee Letter) to the Sellers as promptly as practicable but in any event within three (3) Business Days of the Purchaser’s entry into such commitment letter. In such event (1) the term “Financing” will be deemed to include any Alternative Financing, (2) the term “Debt Commitment Letter” will be deemed to include any commitment letters with respect to any such Alternative Financing, (3) the term “Fee Letter” will be deemed to include any fee letter with respect to any such Alternative Financing and (4) any reference to the “Financing Sources” will include the financing institutions contemplated to provide any such Alternative Financing.
(iv)Without limiting the generality of the foregoing, the Purchaser shall give the Sellers notice as promptly as reasonably practicable and in any event within three (3) Business Days: (A) of any breach or default by any party to the Debt Commitment Letter or definitive document related to the Financing of which the Purchaser becomes aware; (B) of the receipt by the Purchaser of any written notice or other written communication from any Financing Source with respect to (1) any breach, default, termination or repudiation by any party to the Debt Commitment Letter or any definitive document related to the Financing of any provisions of the Debt Commitment Letter or any definitive document related to the Financing or (2) any dispute or disagreement between the Purchaser (and/or its Subsidiaries) on one hand, and the other parties to the Debt Commitment Letter or any definitive document on the other hand, that pertains to the availability of the Financing or the commitment by the lenders under the Debt Commitment Letter to provide the Financing, or the conditions, the “certain funds” provisions, any “market flex” provisions (if relevant to the availability of the Financing) or the termination provisions of the Debt Commitment Letter; and (C) if for any reason the Purchaser believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Debt

Commitment Letter or the definitive documents related to the Financing; provided, however, that in no event will the Purchaser be under any obligation to disclose any information shared among the Purchaser and its professional advisors in connection with matters contemplated by clause (A) or (B) that is subject to attorney-client or similar legal privilege if the Purchaser shall have used its reasonable best efforts to disclose such information in a way that would not waive such privilege.
(v)Notwithstanding any other provision in this Agreement, the Purchaser shall have the right to substitute the net cash proceeds received by the Purchaser after the date hereof and on or prior to the Initial Closing Date of consummated equity or equity-linked offerings or debt offerings or other incurrences of debt (including unsecured notes and any draws under available revolving credit facilities, the proceeds of which are intended to fund the Required Closing Amount) (such equity, equity-linked or debt offerings, “Additional Offerings”) for all or any portion of the Financing by reducing commitments under the Debt Commitment Letter; provided that (A) any such debt does not mature, and to the extent any such debt has a scheduled, special or mandatory redemption right, such right is not exercisable prior to, the earlier of the consummation of the Contemplated Transactions on the Initial Closing Date, the termination of this Agreement or the Termination Date as applicable (for the avoidance of doubt as it may be extended pursuant to this Agreement), (B) such offering or incurrence does not result in a breach or default under the Debt Commitment Letter, (C) the aggregate amount of the Financing committed under the Debt Commitment Letter, together with the unrestricted, available cash on hand of the Purchaser and such available proceeds as of the Initial Closing Date are sufficient to pay the Required Closing Amount, (D) such proceeds are limited in use to, and are and remain unrestricted and available for, the consummation of the Contemplated Transactions (including the payment of the Required Closing Amount) or funded into an escrow account with release provisions no less favorable to the Purchaser and the Sellers in any material respect than the conditions precedent set forth in the Debt Commitment Letter and (E) the Purchaser promptly notifies the Sellers in reasonable detail of any such substitution and reduction.
(b)Through the Initial Closing Date, the Sellers will use reasonable best efforts to provide to the Purchaser, and will cause their respective Subsidiaries to use reasonable best efforts to provide to the Purchaser, at the Purchaser’s cost and expense as provided in Section 5.8(e), in each case subject to Sections 5.5(b) and 5.8(f), all cooperation reasonably requested by the Purchaser that is customary and reasonably necessary in connection with arranging, obtaining and syndicating the Financing or the financing pursuant to Additional Offerings (collectively, the “Available Financing”) and causing the conditions in the Debt Commitment Letter to be satisfied as such matters relate to the Acquired Company and the Business (in each case, to the extent that (1) such matters require the Sellers’ cooperation and are within their or any member of the Seller Group’s control and (2) such cooperation is customarily provided for financings of the type contemplated), including using Sellers’ reasonable best efforts in (i) assisting with the preparation of reasonable and customary bank information memoranda and packages (confidential and public), lender and investor presentations, rating agency materials, private placement memoranda, prospectuses and similar documents, and providing reasonable and customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and containing reasonable and customary information (all such documents and materials, collectively, the “Offering Documents”), (ii) furnishing to the Purchaser as promptly as reasonably practicable (A) all Required Information and (B) all pertinent information relating to the Acquired Company and the Business (including their businesses and operations) as may be reasonably requested by the Purchaser and that is customarily needed for an Available Financing, including financial and other information relating to the Acquired Company and the Business reasonably requested by the Purchaser to allow the Purchaser to prepare historical pro forma financial statements of the Purchaser in accordance with Regulation S-X (regardless of whether pro forma financial information would be required to be presented thereunder in the Offering Documents) with respect to the Contemplated Transactions, (iii) having the Sellers designate members of senior management of the Business to participate in a reasonable number of presentations, meetings (including a reasonable number of customary meetings with the parties acting as lead arrangers, agents, underwriters, initial purchasers or placement agents for, and prospective lenders of, the Available Financing), due diligence sessions, drafting sessions and sessions with ratings agencies in connection with the Available Financing or other customary syndication activities (but not including any presentations, meetings, sessions or other interactions with any investors in securities), all at reasonable times and locations to be mutually agreed and upon reasonable advance notice, (iv) (A) assisting the Purchaser in the Purchaser’s preparation of definitive financing documents (including any credit or similar agreements and related guarantees and pledge and security agreements, and any schedules, annexes or exhibits thereto and, subject to Section 5.8(c), any pro forma financial statements of the Purchaser in accordance with Regulation S-X (regardless of whether pro forma financial information would be required to be presented thereunder in the Offering Documents) with respect to the Contemplated Transactions, in each case, customarily delivered thereunder), (v) subject to any contractual agreement in effect (and subject to Section 5.8(c)), assisting in the granting of security interests in collateral for the Available Financing, including taking commercially reasonable actions necessary to permit the Financing Sources to evaluate the Acquired Company’s and the Business’s real property and current assets, cash management and accounting systems, policies and procedures for the purpose of establishing collateral arrangements, in each case, to the extent customary and not unreasonably interfering with the business of the Sellers, (vi) assisting in obtaining, to the extent applicable, from the Sellers’ existing lenders such consents, approvals, authorizations and instruments which may be reasonably requested by the Purchaser in connection with the Available Financing and collateral arrangements, including obtaining customary payoff letters, lien releases, release of guaranties, and instruments of termination or discharge, such to be delivered at the Initial Closing, (vii) providing the Purchaser with all documentation and other information required by regulatory authorities, as reasonably requested by the Purchaser on behalf of Financing Sources at least 10 Business Days prior to the Initial Closing Date, with respect to the Acquired Company and the Business in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT, Title III of Pub. L. 107-56 (signed into law October 26, 2001), (viii) cooperating reasonably with the Financing Sources’ and their respective advisors’ due diligence, including reasonable and customary due diligence with respect to the Acquired Company and the Business (including their businesses and operations) for any period subsequent to the last day of the most recent fiscal period included in the Required Information or required by Section 5.12 (but not including any presentations, meetings, sessions or other interactions with any investors in securities), (ix) requesting its independent auditors to cooperate with the Available Financing in a manner consistent with its reasonable and customary practices, including by participating in a reasonable number of drafting sessions, providing customary “comfort letters” (including customary “negative assurances”) covering the financial statements and certain financial information of the Business included in the Required Information or required by Section 5.12 (which includes the historical columns attributable to the historical information of the Business in any pro forma financial statements) and customary assistance with the due diligence activities of the Purchaser, the Financing Sources and their respective advisors (including by participating in a reasonable number of accounting due diligence sessions), and customary consents to the inclusion of audit reports in any relevant marketing materials, registration statements and related regulatory filings (it being understood that the assistance with respect to customary comfort letters and customary negative assurances should not be required with respect to the Financing under the Debt Commitment Letter) and (x) preparing and delivering to the Purchaser any supplements to the above information as may be reasonably required pursuant to the Debt Commitment Letter or the documentation pursuant to any other Available Financing. The Purchaser shall provide the Sellers with reasonable advance notice of any cooperation required by this Section 5.8 with reasonable specificity. The Sellers hereby consent to the use of the Business’s logos, trademarks and service marks in connection with the Available Financing in a form and manner mutually agreed with the Sellers; provided, however, that such logos, trademarks and service marks are used in a customary manner and solely in a manner that is not intended, or reasonably likely, to harm or disparage the Sellers or any of their respective Subsidiaries or the reputation or goodwill of the Sellers or any of their respective Subsidiaries. Notwithstanding any other provision of this Agreement to the contrary, no failure to comply with this Section 5.8(b) or Section 5.12 with respect to any Additional Offering shall constitute a breach, violation, failure to perform or other non-compliance for purposes of determining the satisfaction of any condition for the benefit of the Purchaser set forth in Section 6.1 or Section 6.3 or for purposes of determining the Purchaser’s right to terminate this Agreement pursuant to Section 7.1.
(c)The Purchaser shall afford Sellers a reasonable opportunity (but not less than two (2) Business Days) to review and comment upon the Offering Documents. Notwithstanding the requirements of Section 5.8(b) or any other provision of this Agreement, (i) the Purchaser shall be solely responsible for provision of any pro forma or projected financial information, including cost savings, synergies, capitalization, ownership, purchase accounting adjustments or other pro forma adjustments, (ii) none of the Sellers and their respective Subsidiaries, Affiliates and Representatives shall be required to authorize, approve, execute or enter into any certificate, document, agreement or instrument (including any credit agreement, note, guaranty, security or pledge agreement or other related agreement or document), or encumber any of their assets, in connection with the Available Financing (other than the customary authorization letters with respect to the provision of bank information memoranda and the customary representation letters with respect to the “comfort letters,” each as described in Section 5.8(b)); provided that this clause (ii) shall not prohibit the adoption or execution of any resolutions or consents effective no earlier than the Initial Closing by any persons that will become officers or directors of the Purchaser or any of its Subsidiaries as of the Initial Closing), (iii) nothing in this Agreement shall require cooperation to the extent that it would interfere unreasonably or materially with the business or operations of any Seller or any Subsidiary or Affiliate of any Seller (it being agreed that contacting the customers, vendors or other business relationships of any Seller or any Subsidiary or Affiliate of any Seller prior to the Initial Closing Date without the Sellers’ consent shall constitute unreasonable interference), or to the extent that it would require any Seller or any Subsidiary or Affiliate of any Seller to take any action that would reasonably be expected to (with or without notice or lapse of time, or both) conflict with or violate any of their respective organizational documents, any material Contract or any Law, (iv) nothing in this Agreement shall require any Seller or any Subsidiary, Affiliate or Representative of any Seller to provide (A) any financial statements other than the audited Financial Statements and the financial statements as and when required by Section 5.12, (B) any pro forma or projected financial information (including of the types referenced in clause (i) above), (C) any financial information as of any date or for any period subsequent to the last day of the most recent fiscal period included in the Required Information or required by Section 5.12 (other than such financial information available to the Sellers and prepared in the ordinary course), (D) any management’s discussion and analysis of financial condition and results of operations, any compensation discussion and analysis, any information regarding the compensation of directors, executive officers or key employees, any risk factors, any forward-looking information or any other information of the types described in Items 104 through 703 of Regulation S-K, or any similar information, or (E) any information that is subject to the attorney-client privilege, attorney work product doctrine or other legal privilege, (v) nothing in this Agreement shall require any Seller or any Subsidiary, Affiliate or Representative of any Seller to obtain an audit of any financial statements included in the Required Information (other than the audited Financial Statements) or otherwise, except to the extent required by Section 5.12, (vi) none of the Sellers and their respective Subsidiaries, Affiliates and Representatives will be required to pay any commitment or other fee or incur any other liability in connection with the Financing, (vii) without limiting clause (ii) above, nothing in this Agreement shall require cooperation or assistance from a Representative of any Seller or any Subsidiary or Affiliate of any Seller to the extent such Representative could reasonably be expected to incur any personal financial liability by providing such cooperation or assistance that will not be repaid, reimbursed or indemnified in full by the Purchaser and (viii) none of the Sellers and their respective Subsidiaries, Affiliates and Representatives (excluding the Acquired Company on the Initial Closing Date after the Initial Closing) shall have any liability or obligation under any credit agreement or any related agreement or document or any other agreement or document related to the Available Financing (including any Replacement Financing, Alternative Financing or Additional Offering) or be required to incur any other liability in connection therewith, other than ordinary course out-of-pocket costs and expenses subject to reimbursement pursuant to Section 5.8(e).
(d)For the avoidance of doubt and notwithstanding anything to the contrary in this Section 5.8, the Purchaser acknowledges that its obligation to consummate the transactions contemplated hereunder on the terms and subject to the conditions set forth herein are not conditioned upon the availability or the consummation of the Available Financing (including any Replacement Financing, Alternative Financing or Additional Offering) or receipt of proceeds therefrom.
(e)The Purchaser will promptly, upon request by any Seller, reimburse the Sellers for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees) incurred by the Sellers or any of their respective Subsidiaries in connection with the cooperation of the Sellers and their respective Subsidiaries contemplated by Section 5.8(b), including in connection with the Sellers’ obligations under Section 5.12. The Purchaser will indemnify and hold harmless the Sellers, their respective Subsidiaries and Affiliates and the Representatives of the Sellers and their respective Subsidiaries and Affiliates from and against any and all liabilities, obligations, losses, damages, claims, costs or expenses (including reasonable and documented out-of-pocket attorneys’ fees), interest, awards, judgments, fines, penalties and settlement payments suffered or incurred by any of them in connection with, or in any way relating to or arising from, the Available Financing (including any action taken in accordance with this Section 5.8) and any information used in connection therewith, except with respect to any bad faith, Fraud or willful misconduct by any such Persons.
(f)All information provided by the Sellers or any Subsidiary or Affiliate of any Seller or any of their respective Representatives pursuant to this Section 5.8 that consists of “Confidential Information” pursuant to the NDA shall be kept confidential in accordance with the NDA, except that the Purchaser shall be permitted to disclose such information (i) to Financing Sources and other lenders or potential lenders in accordance with the terms of the Debt Commitment Letter and other financial institutions and investors that are or may become parties to the Available Financing and to any underwriters, initial purchasers or placement agents in connection with any Additional Offerings, or to their respective counsel and auditors, in each of the foregoing cases, subject to customary confidentiality undertakings by them similar to those in the NDA and of which the Sellers are beneficiaries, and to rating agencies in connection with obtaining ratings of the Available Financing and (ii) in the Offering Documents used in connection with any Additional Offerings.

5.9Bulk Transfer Laws. The parties (a) waive compliance with any applicable bulk sale or bulk transfer Laws of any jurisdiction in connection with the Contemplated Transactions and (b) acknowledge and agree that, notwithstanding anything in this Agreement to the contrary, any Liabilities arising out of the failure of any member of the Seller Group to comply with the provisions of any bulk sale or bulk transfer Laws of any jurisdiction that otherwise would constitute Assumed Liabilities shall be treated as Excluded Liabilities.

5.10Insurance. From and after the Initial Closing and, for the avoidance of doubt, except for insurance policies acquired directly by and in the name of the Acquired Company or direct self-insurance programs of the Acquired Company, the Acquired Assets, Assumed Liabilities and Acquired Company shall cease to be insured by none of the Sellers’ or their respective Affiliates’ insurance policies or by any of their self-insured programs.

5.11Certain Transaction Matters.
(a)From the date of this Agreement until the Final Closing Date, the Purchaser and the Sellers shall each promptly notify the other in writing of (a) any pending or, to the Knowledge of such party, threatened, Legal Proceeding (i) challenging or seeking damages in connection with the Contemplated Transactions or (ii) seeking to restrain or prohibit the consummation of the Contemplated Transactions, (b) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the Contemplated Transactions, (c) any written notice or other written communication from any Governmental Entity in connection with the Contemplated Transactions and (d) any fact, change, condition, circumstance or occurrence or non-occurrence of any event of which it is aware that will or is reasonably likely to result in (i) any representation or warranty of such party contained in this Agreement being untrue or inaccurate at any Closing in any material respect and (ii) any failure of such party to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice by the Sellers and the information or knowledge obtained by the Purchaser pursuant to this Section 5.11 shall not (i) affect or be deemed to affect or modify any representation, warranty, covenant or agreement contained herein, the conditions to the obligations of the parties to consummate the applicable Closing in Article 6 or otherwise prejudice in any way the rights and remedies of the Purchaser hereunder, (ii) be deemed to affect or modify the Purchaser’s reliance on the representations, warranties, covenants and agreements made by the Sellers in this Agreement or (iii) be deemed to amend or supplement the Seller Disclosure Schedule or prevent or cure any misrepresentation, breach of warranty or breach of covenant by the Sellers. Subject to the limitations set forth in Section 5.6, the parties shall reasonably cooperate with each other in defending against any such Legal Proceeding, including seeking to have vacated or reversed any stay or temporary restraining order entered in connection therewith by any court or other Governmental Entity.
(b)From the date of this Agreement to the Final Closing, the Sellers will (and will cause each of their respective Affiliates to) consider in good faith any request by the Purchaser to include additional employees of the Seller Group and their respective Subsidiaries on Schedule 10.10(a). Upon the Sellers’ consent to the addition of such individuals to Schedule 10.10(a), such additional employees will be deemed to be Employees of the Business for all purposes under this Agreement. From the date of this Agreement to the Final Closing, the Purchaser will (and will cause each of its Affiliates to) consider in good faith any request by the Sellers to include additional employees of the Seller Group and their respective Subsidiaries on Schedule 10.10(a). Upon the Purchaser’s consent to the addition of such individuals to Schedule 10.10(a), such additional employees will be deemed to be Employees of the Business for all purposes under this Agreement.
(c)Promptly following the date of this Agreement, and in any event within thirty (30) days following the date of this Agreement, the Sellers shall provide to the Purchaser a complete list of each contractor (that is an individual natural Person) providing services to the Business, which list shall include (i) each contractor’s name and (ii) the name of the Business Entity to which such contractor provides services.
(d)From the date of this Agreement to the Final Closing, the Sellers will (and will cause each of their respective Affiliates to) grant to the Purchaser and its Representatives, at the Purchaser’s reasonable request, access to immigration filings with respect to the Employees of the Business as necessary for the Purchaser to make any required successor employer filings to preserve the employment authorization status of any such employee.

5.12Post-Signing Financial Statements. From the date of this Agreement until the Initial Closing, the Sellers shall deliver to the Purchaser the unaudited balance sheet of the Business and the related unaudited statements of income and cash flows of the Business as of and for the period from the first day of the applicable fiscal year to the last day of each fiscal quarter of EMC ended or ending on or after June 30, 2016 (which, for the avoidance of doubt, shall include the results from the comparable prior year period and, for the statements of income, the results from the 3-months period in the applicable quarter and the comparable prior year quarter (provided that no information with respect to the three months ended March 31, 2016 shall be required)) (collectively, the “Post-Signing Interim Financial Statements”), provided, (a) in the case of the Post-Signing Interim Financial Statements as of and for the six (6) months ended June 30, 2016, such financial statements shall be delivered to the Purchaser on or prior to October 21, 2016 (and the Sellers shall use reasonable best efforts to deliver such Post-Signing Interim Financial Statements on or prior to October 15, 2016), (b) in the case of the Post-Signing Interim Financial Statements as of and for the nine (9) months ending September 30, 2016, such financial statements shall be delivered to the Purchaser on or prior to December 15, 2016 (and the Sellers shall use reasonable best efforts to deliver such Post-Signing Interim Financial Statements on or prior to December 1, 2016) and (c) in all other cases (including for the avoidance of doubt, for the fiscal quarter ended December 31, 2016), within seventy-five (75) calendar days after the last day of the applicable fiscal quarter. If the Initial Closing takes place after March 31, 2017, the Sellers shall prepare, and deliver to the Purchaser on or prior to March 31, 2017, audited financial statements for the Business (the “Post-Signing Annual Financial Statements”), of the same type and prepared in substantially the same manner as the audited Financial Statements, as of and for the year ending December 31, 2016. In addition, the Sellers shall prepare and deliver to the Purchaser constructed unaudited statements of income of the Business for the twelve (12) months ended June 30, 2016 on or prior to October 21, 2016 (and the Sellers shall use reasonable best efforts to deliver such constructed unaudited statements of income on or prior to October 15, 2016) (such constructed financial statements, together with the Post-Signing Interim

Financial Statements and the Post-Signing Annual Financial Statements, the “Post-Signing Financial Statements”).

5.13Licenses to Third Party Embedded Software. Subject to Sellers’ obligations in Section 10.6, prior to the Initial Closing Date, the Purchaser shall obtain, or shall cause an applicable member of the Purchaser Group to obtain, its own license of sufficient scope to each item of Third Party Embedded Software disclosed on Schedules 3.8(b)(i) of the Seller Disclosure Schedule, other than with respect to (a) the Contracts for Third Party Embedded Software to the extent assigned to the Purchaser or its applicable Affiliate in accordance with Section 10.6, and (b) those items of Third Party Embedded Software for which the Purchaser or a member of the Purchaser Group already has a license of sufficient scope.

5.14Intellectual Property Matters.
(a)As soon as practicable after the applicable Closing Date, the Sellers shall deliver to the Purchaser correct and complete copies of (i) original registration certificates, ribbon copies and patent and trademark prosecution files and dockets for each Patent or Trademark that is an IPR, to the extent reasonably in the possession of Sellers, their Affiliates or their respective representatives (unless the relevant documentation is publicly available from the United States Patent and Trademark Office or foreign equivalent) and (ii) with respect to the litigation matters set forth on Schedule 5.14(a), opinions of counsel (if any) and correspondence relating to such litigation matters for the applicable Intellectual Property Assets. Notwithstanding the foregoing, the Sellers shall not be required to search for or deliver (A) digitally-stored electronic communications; (B) information outside the Sellers’ or their Affiliates’ direct possession; (C) with respect to documents that are exclusively related to the Business, to the extent that providing such information will result in loss of privilege for the Purchasers; or (D) with respect to documents or information that relate to businesses or assets of the Seller or its Affiliates other than the Business and the Intellectual Property Assets, where, in the Sellers’ sole opinion, to do so would risk waiving an applicable privilege or immunity, or where to do so would violate a legal obligation of any Seller (such as under an applicable protective order or non-disclosure agreement). Any documents or information delivered under subparagraph (D) shall be considered Confidential Information under the NDA.
(b)EMC shall, at its own expense, pay any renewal or maintenance fee that is due and must be paid between the date hereof and the applicable Closing Date with respect to any IPR included in the Acquired Assets.
(c)EMC shall take Reasonable Efforts prior to the Closing to ensure that each Intellectual Property Registration listed on Schedule 5.14(c), or for which the Purchaser provides EMC with specific information concerning chain of title issues, is duly registered, issued and/or filed in the name of the applicable Seller or Affiliate of the Seller and the correct chain of title has been recorded with the applicable Governmental Entity.
(d)As of the applicable Closing Date, all licenses and other grants of rights under any Intellectual Property Assets to any Seller or any Affiliate of the Seller pursuant to any intracompany agreement will be terminated or any Seller or any Affiliate of the Seller shall cause such licenses or grants to be terminated; provided that, (i) for clarity, this will not affect licenses or other rights granted under Section 10.11, the Inbound Patent License Agreement and the Software License and Services Agreement and (ii) notwithstanding the above, to the extent that any such licenses or other grants of rights under any Intellectual Property Assets are made pursuant to licenses or other agreements that also cover other Intellectual Property, the above obligations shall not require termination of such licenses or other agreements in whole, but only termination of the relevant rights thereunder to the Intellectual Property Assets.
(e)After the Initial Closing, the Sellers will abandon any domain names that include or incorporate, and whose use would infringe as of the Initial Closing Date, a Transferred Trademark.
(f)The Sellers will, and will cause their Affiliates to (i) as promptly as practicable following the Closing Date, but in any event within ninety (90) days thereafter, change or cause to be changed the corporate and business names and trade names (i.e., d/b/a) of each of the Sellers’ Affiliates, to the extent such names include or incorporate any Transferred Trademark, to a name that does not include any Transferred Trademark and cease to refer to themselves as, or do business under, the Transferred Trademarks or any name that includes any of the Transferred Trademarks.
(g)Subject to the Purchaser’s reasonable approval, EMC and EIC will amend the Amended and Restated Research and Development Cost Sharing Agreement effective as of August 3, 2015 (the “CSA”), as necessary, to (i) restate EIC’s rights, licenses and obligations as licensee and EMC’s rights as licensor under the CSA, to the extent relating to the Intellectual Property Assets, into the EIC Business IP License and (ii) limit the scope of the CSA by terminating the rights and obligations of EMC and EIC thereunder to the extent relating to the Intellectual Property Assets.  EIC (as licensee) will make an outright assignment of all of its rights, title and interest under the EIC Business IP License to EISI prior to the Initial Closing pursuant to an assignment and assumption agreement (which agreement shall be presented to the Purchaser for its review and reasonable approval reasonably in advance of such assignment). At the Initial Closing EISI (as licensee) will assign its rights under the EIC Business IP License to the Purchaser at the Initial Closing pursuant to an assignment and assumption agreement (which agreement shall be presented to the Purchaser for its review and reasonable approval at least fifteen (15) days prior to the Initial Closing). Any approval to be provided by the Purchaser pursuant to this paragraph shall be provided to the Sellers within ten (10) days after the Purchaser’s receipt of the relevant document.
(h)For a period of twelve (12) months after the Initial Closing, (i) the Sellers and their respective Affiliates will have the right at no cost to continue internal use (in object code form only) of existing deployments of Transferred Products to the extent necessary to meet the Sellers’ internal business needs and (ii) to receive support and maintenance services with respect to such Transferred Products on terms that are no worse than the terms committed to any other customer of the Purchaser. The parties will, upon the Sellers’ request, negotiate a Contract in good faith under which the Sellers and their respective Affiliates will receive a license to use such Transferred Products (such Contract, the “Software License and Services Agreement”).
(i)For a period of twelve (12) months after the Initial Closing, the Purchaser and its Affiliates will be permitted to use the Embedded EMC Software, as it is used as of the Initial Closing by the Business, at no cost and on terms and conditions no worse than those under which the Business operates (with respect to the Embedded EMC Software) as of the date hereof. The parties will, upon Purchaser’s request, negotiate Contracts in good faith under which the Purchaser and its Affiliates will receive a license to use such Embedded EMC Software following such twelve (12) month period (such Contracts, the “Embedded EMC Software License Agreements”).

5.15Casualty. In the event that, between the date hereof and the applicable Closing, there shall occur any material damage, theft or similar loss with respect to any Acquired Assets, (a) the Sellers shall promptly give notice to the Purchaser thereof, including the Sellers’ estimate of the amount of casualty insurance (if any) payable in respect thereof, (b) at the Purchaser’s request (which request may be made prior to or after the applicable Closing), the Sellers and their Affiliates shall (i) use all Reasonable Efforts to promptly collect any amounts due (subject to applicable deductibles) under any relevant insurance policies in connection therewith and (ii) remit such amounts to the Purchaser on the applicable Closing Date or (if collected after the applicable Closing Date) promptly following receipt thereof and (c) to the extent that any such damage, theft or similar loss is not fully covered by insurance, at the Purchaser’s request prior to the applicable Closing, the Sellers shall either, at their election, (i) promptly repair or replace the relevant Acquired Assets with assets that are substantially comparable at the Sellers’ sole cost and expense or (ii) reimburse the Purchaser for the fair market value of such damage, theft or loss on the applicable Closing Date, which reimbursement may be set-off against the Purchase Price in the case of the Initial Closing Date. Notwithstanding anything in the foregoing to the contrary, the Sellers may elect to not seek recovery under its insurance policies for any such damage, theft or loss, and, if the Sellers so elect, the Sellers shall either (i) promptly repair or replace the relevant Acquired Assets with assets that are substantially comparable at the Sellers’ sole cost and expense or (ii) reimburse the Purchaser for the fair market value of such damage, theft or loss on the applicable Closing Date, which reimbursement may be set-off against the Purchase Price in the case of the Initial Closing Date.

5.16Non-Solicitation. In consideration of the Purchaser entering into this Agreement, the Sellers agree that for a period of nine (9) months from and after the applicable Closing Date, without the prior written consent of the Purchaser (which consent may not be unreasonably withheld, conditioned or delayed), the Sellers shall not, and shall not authorize or direct any of their Affiliates to, directly or indirectly, contact, approach or solicit for the purpose of offering employment, or hire, any Transferred Employees; provided that it shall not be a breach of this Section 5.16 for the Sellers or their Affiliates to, directly or indirectly, (a) contact, approach or solicit any Transferred Employee through general advertisements in newspapers and/or other media of general circulation (including advertisements posted on the internet), job fairs or other similar general solicitation that in each case do not target any Transferred Employee or the Business or, if the Sellers have complied with this Section 5.16, hire any Transferred Employee that responds thereto, (b) engage any recruiting firm or similar organization to identify or solicit persons for employment on the Sellers’ or their Affiliates’ behalf (or, if the Sellers have complied with this Section 5.16, hire any such Transferred Employee that responds thereto), as long as such recruiting firm or organization is instructed not to target any Transferred Employee or the Business or (c) with respect to any Transferred Employee whose employment or engagement shall have been terminated (i) by such Transferred Employee, solicit or, at any time following the six (6) month anniversary of such termination, if the Sellers have complied with this Section 5.16, hire such Transferred Employee or (ii) by the Purchaser, solicit or, if the Sellers have complied with this Section 5.16, hire such Transferred Employee.

5.17No Negotiation or Solicitation. The Sellers agree that between the date of this Agreement and the earlier of (a) the Final Closing Date and (b) the termination of this Agreement, no Seller nor any of their Affiliates will (i) solicit, initiate, encourage, facilitate, support, induce or accept any other proposals, inquiries or offers from any Person (other than the Purchaser) relating to any acquisition or purchase of all or any portion of the Acquired Assets or the Business, release any Person from, or waive any provision of, any confidentiality agreement that is expressly directed to the Acquired Assets or the Business, (ii) otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing, or (iii) enter into any letter of intent or any other Contract contemplating or otherwise relating to acquisition or purchase of all or any portion of the Acquired Assets or the Business. The Sellers shall, and shall cause the Seller Group to, immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to the sale of the Business or the Acquired Assets (other than the Purchaser and its Affiliates and Representatives). The Sellers shall notify the Purchaser promptly, and in any event within two (2) Business Days after receipt thereof by a member of the Seller Group, if any such proposal or offer, or any inquiry or other contact with any Person with respect thereto, is made.

5.18Information Regarding Customers and Vendors.
(a)Subject to Section 5.18(g), as promptly as is reasonably practicable (and in any event, but subject to Section 5.18(g), no later than the date that is thirty (30) days following the date hereof), the Sellers shall make available to the Purchaser a non-anonymized version of each of Schedules 3.19(a), 3.19(b) and 3.19(c) of the Seller Disclosure Schedule.
(b)Subject to Section 5.18(g), as promptly as is reasonably practicable (and in any event, but subject to Section 5.18(g), no later than the date that is thirty (30) days following the date hereof) and on the date that is fifteen (15) days prior to the Initial Closing Date, the Sellers shall make available to the Purchaser with a correct and complete schedule setting forth, with respect to each Assumed Contract and each Acquired Company Contract, in each case with a Customer of the Business, (i) the legal entity name of each of (A) the Affiliate of the Sellers that is party to such Contract, (B) the partner of the Sellers (if applicable) that acts as intermediary with respect to such Contract and (C) the end-user with respect to such Contract, (ii) the effective date of such Contract, (iii) the date on which each such Customer’s Contracts relating to the Business terminate or are otherwise eligible for renewal, (iv) all contract numbers, invoice numbers, statement of work numbers and purchase order numbers related to each such Contract, (v) a detailed description of the nature of the services (by SKU) provided to such Customer under such Contract, (vi) a detailed description of the products and stock keeping unit (SKU) and any applicable export control classification number (ECCN) provided to such Customer under such Contract, (vii) the region in which such products and services are provided under such Contract, (viii) the currency in which invoices are paid under such Contract, (ix) the number of products (by SKU) and aggregate amount of services (by SKU) purchased by such Customer and (x) such other information as may reasonably be requested by the Purchaser in connection with the processing, contracting or renewal of such Contract and is available to the Sellers without undue burden. The Sellers shall use Reasonable Efforts to include in the aforementioned schedule, with respect to each Assumed Contract and each Acquired Company Contract, in each case with a Customer of the Business, a list of each security, privacy or other certification that any Seller or its Affiliates has committed to obtain or purported to hold in respect of or under such Contract (including any certification pursuant or related to the Health Insurance Portability and Accountability Act or the International Standards promulgated by the International Organization for Standardization). The aforementioned schedule shall also set forth any updates (and, if any errors were included therein, corrections) to Schedules 3.19(a), 3.19(b) and 3.19(c) of the Seller Disclosure Schedule shall include the following complete and correct information: (1) with respect to each Customer, (x) the title of (or, if the title is not available without undue burden, an alternative unique identifier for) each

Assumed Contract and each Acquired Company Contract with such Customer, (y) the term of each Assumed Contract with such Customer and (z) the billable amount applicable to such Customer, (2) with respect to each Professional Services Customer, (x) such Professional Services Customer’s contact information, including (A) the name, address and telephone number of such Professional Services Customer and (B) the name, e-mail address and telephone number of an individual contact Person employed by such Professional Services and (y) the date on which each Assumed Contract and each Acquired Company Contract with such Professional Services Customer terminates or is otherwise eligible for renewal, and (3), with respect to each Managed Services Customer, the amount of each Assumed Contract and each Acquired Company Contract with such Managed Services Customer (which amount shall not be redacted even if such amount is less than $100,000) and (4) all product and service information on a SKU-by-SKU basis; provided that such updates shall not (x) affect or be deemed to affect or modify any representation, warranty, covenant or agreement contained herein, the conditions to the obligations of the parties to consummate the Initial Closing in Article 6 or otherwise prejudice in any way the rights and remedies of the Purchaser hereunder, (y) be deemed to affect or modify the Purchaser’s reliance on the representations, warranties, covenants and agreements made by the Sellers in this Agreement or (z) be deemed to amend or supplement the Seller Disclosure Schedule or prevent or cure any misrepresentation, breach of warranty or breach of covenant by the Sellers.
(c)Subject to Section 5.18(g), as promptly as is reasonably practicable (and in any event, but subject to Section 5.18(g), no later than the date that is thirty (30) days following the date hereof) and on the date that is fifteen (15) days prior to the Initial Closing Date, the Sellers shall make available to the Purchaser a correct and complete schedule setting forth, with respect to each address to which any Customer of the Business is billed and each address to which products are shipped to any Customer of them Business, (i) the amount billed to such Customer at such address during the preceding twelve (12) months and the amount expected to be billable thereto following the Initial Closing, (ii) the list price of all products and services (in each case, by SKU) with respect to such Customer at such address, (iii) any discounts applied to products or services (in each case, by SKU) delivered or provided to such Customer at such address, and any discounts that are applicable to future orders of products or services (in each case, by SKU) to such Customer at such address, (iv) restrictions on price increases or other special offers of future products for and (v) any special billing instructions for such Customer at such address.
(d)Subject to Section 5.18(g), as promptly as is reasonably practicable (and in any event, but subject to Section 5.18(g), no later than the date that is thirty (30) days following the date hereof), the Sellers shall use Reasonable Efforts to make available to the Purchaser (i) a correct and complete list of each of the U.S. federal Government Contracts and (ii) a correct and complete copy of each U.S. federal Government Contract. Subject to Section 5.18(g), the Sellers shall also use Reasonable Efforts to promptly make available to the Purchaser any U.S. federal Government Contracts entered into on or after the date hereof and prior to the applicable Closing.
(e)Subject to Section 5.18(g) as promptly as is reasonably practicable (and in any event, but subject to Section 5.18(g), no later than the date that is thirty (30) days following the date hereof) and on the date that is fifteen (15) days prior to the Initial Closing Date, the Sellers shall make available to the Purchaser.
(i)a correct and complete list, of (i) each Vendor party to a Third Party Embedded Software Contract, (ii) such Vendor’s contact information, including (A) the name, address and telephone number of such Vendor and (B) the name, e-mail address and telephone number of an individual contact

Person employed by such Vendor and (iii) the amount of consideration paid by the Seller Group to each such Vendor in connection with the Business for the twelve months ended June 30, 2016.
(ii)with respect to each Vendor Contract (excluding any Third Party Embedded Software Contract) pursuant to which expenditures by any member of the Seller Group or the Acquired Company were in excess $10,000 for the twelve-month period ended June 30, 2016, a correct and complete list of (i) each such Vendor, (ii) such Vendor’s contact information, including (A) the name, address and telephone number of such Vendor and (B) the name, e-mail address and telephone number of an individual contact Person employed by such Vendor and (iii) the amount of consideration paid by the Seller Group to each such Vendor in connection with the Business for the twelve months ended June 30, 2016.
(f)At the Initial Closing, the Sellers shall deliver to the Purchaser a correct and complete list setting forth (i) the deferred revenue balance as of the thirtieth (30th) day prior to the Initial Closing Date, (ii) the billing schedules with respect thereto, (iii) the deferred revenue waterfall with revenue commitment with respect thereto, and (iv) such supporting information with respect thereto as may be reasonably requested by the Purchaser. As promptly as reasonably practicable following the Initial Closing (and in any event no later than the date that is fourteen (14) days following the Initial Closing), the Sellers shall deliver to the Purchaser a correct and complete list setting forth the information in clauses (i)-(iv) above as of the Initial Closing Date, along with such other supporting information as may be reasonably requested by the Purchaser.
(g)Notwithstanding anything to the contrary in this Section 5.18, in no event shall the Sellers be required to provide or make available any information pursuant to this Section 5.18 if doing so would contravene applicable Law; provided, that the Sellers shall cooperate with the Purchaser in making alternative arrangements, including pursuant to the Clean Room Agreement, to provide or make available all such information on the timing contemplated by this Section 5.18 and in a manner that, in each case, does not contravene applicable Law.

5.19Additional Transaction Agreements. Prior to the Initial Closing, the Sellers and the Purchaser shall negotiate in good faith the following Contracts to be entered into by and between or among EMC and/or certain of its Affiliates, on the one hand, and the Purchaser and/or certain of its Affiliates, on the other hand (each such Contract to be effective as of the Initial Closing):
(a)a reseller agreement, at zero margin (in form and substance reasonably acceptable to the Sellers and the Purchaser, the “New Business Reseller Agreement”);
(b)one or more services contracts relating to (i) research and development services and (ii) other services, which shall provide for markups of 13% and 16%, respectively, and shall otherwise be on terms and conditions substantially consistent with the terms and conditions of the agreements listed in Schedule 5.19(b) (other than administrative terms and conditions, which shall be substantially consistent with the corresponding terms and conditions of the Transition Services Agreement) (each such services contract, in form and substance reasonably acceptable to the Sellers and the Purchaser, an “Indian Service Agreement”); and
(c)one or more joint use and occupancy agreements regarding the real property that is used to provide services under the Transition Services Agreement, which agreements shall require the

Sellers to, in the event of the closure or relocation of any facility on such real property, (i) deliver written notice to the Purchaser in advance thereof on the timetable contemplated by Section 3.6 of the Transition Services Agreement and (ii) relocate all applicable personnel (other than sales and marketing personnel) to an alternative facility at the Sellers’ sole cost and expense (each such joint use and occupancy agreement, in form and substance reasonably acceptable to the Sellers and the Purchaser, a “Joint Use and Occupancy Agreement”).

5.20Post-Signing Financial Information. From the date of this Agreement until the date that is the last day of the calendar quarter in which the Final Closing occurs, the Sellers shall use their best efforts to deliver to the Purchaser the information set forth on Schedule 5.20  along with such other information as may reasonably be requested by the Purchaser in connection with the monthly or quarterly closing of the Purchaser’s books, as applicable, (i) on the last day of each month, for the one-month period ending on such date and (ii) on the last day of each calendar quarter, for the calendar quarter ending on such date; provided that if such date referred to in clauses (i) or (ii) falls on a Saturday, Sunday or any day on which banking institutions in Canada are authorized or required to be closed either under applicable Law or action of any Governmental Entity, the Sellers shall use their best efforts to deliver such information on the dates set forth on Schedule 5.20.

5.21Vendor Introductions. Between the date hereof and the Initial Closing, promptly following any request by the Purchaser, the Sellers shall use Reasonable Efforts to introduce the Purchaser to any Vendor counterparty to any Material Vendor Contract identified on Schedule 1.1(d)(ii), so as to assist the Purchaser in establishing its own vendor relationship with such Vendor.

ARTICLE 6
CONDITIONS PRECEDENT TO THE CLOSING

6.1Conditions to Each Party’s Obligations. The respective obligations of the parties to close the Contemplated Transactions are subject to the fulfillment or satisfaction on and as of the applicable Closing of each of the following conditions.
(a)Conditions to the Initial Closing. The respective obligations of the parties to effect the Initial Closing are subject to the fulfillment or satisfaction on and as of the Initial Closing of each of the following conditions:
(i)No Order or Restraint; Litigation. No Order or Law shall be in effect that in any case would prohibit or prevent the transactions to be consummated at the Initial Closing. No Legal Proceeding commenced by any Governmental Entity that seeks to prevent, prohibit or make illegal the transactions to be consummated at the Initial Closing shall be ongoing.
(ii)Government Approvals. All filings with the Governmental Entities set forth on Schedule 6.1(a)(ii) shall have been made, and all consents and approvals of the Governmental Entities set forth on Schedule 6.1(a)(ii) shall have been obtained. In addition, the applicable waiting period (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated and CFIUS Approval shall have been obtained.

(iii)Works Councils. All (A) filings and notifications required to be made, (B) information and consultation processes required to be completed, (C) meetings required to be convened, (D) advice, opinions and consents required to be obtained or adopted and (E) agreements required to be entered into, in each case in connection with the transactions to be consummated with respect to the United States, United Kingdom and, France (and, if applicable, with respect to any other jurisdiction to be included in the Initial Closing in accordance with subclause (e) of the definition thereof), to, with or from the works councils, labor unions, trade unions and other similar labor organizations and employee representative bodies of the members of the Seller Group and the Purchaser Group, shall have been made, completed, convened, obtained, adopted and entered into, as applicable, in each case in accordance with applicable Law (or, if applicable, in the case of any works council, labor union, trade union or other similar labor organization or employee representative body in Germany, negotiations with respect to such matters shall have ultimately failed; provided, however, for the avoidance of doubt, that neither the satisfaction nor the failure of the condition set forth in this Section 6.1(a)(iii), with respect to any jurisdiction other than the United States, United Kingdom and France, shall have any effect on the respective obligations of the parties to effect the Initial Closing hereunder).
(b)Conditions to the Additional Closings. The respective obligations of the parties to effect any Additional Closing are subject to the fulfillment or satisfaction on and as of such Additional Closing of each of the following conditions:
(i)No Order or Restraint; Litigation. No Order or Law shall be in effect that in any case would prohibit or prevent the transactions to be consummated at such Additional Closing. No Legal Proceeding commenced by any Governmental Entity that seeks to prevent, prohibit or make illegal the transactions to be consummated at such Additional Closing shall be ongoing.
(ii)Government Approvals. All filings with the Governmental Entities set forth on Schedule 6.1(a)(ii) required to consummate the transactions to be consummated at such Additional Closing shall have been made, and all consents and approvals of the Governmental Entities set forth on Schedule 6.1(a)(ii) required to consummate the transactions to be consummated at such Additional Closing shall have been obtained.
(iii)Works Councils. All (A) filings and notifications required to be made, (B) information and consultation processes required to be completed, (C) meetings required to be convened, (D) advice, opinions and consents required to be obtained or adopted and (E) agreements required to be entered into, in each case in connection with the transactions to be consummated at such Additional Closing, to, with or from the works councils, labor unions, trade unions and other similar labor organizations and employee representative bodies of the members of the Seller Group and the Purchaser Group, shall have been made, completed, convened, obtained, adopted and entered into, as applicable, in each case in accordance with applicable Law (or, in the case of any works council, labor union, trade union or other similar labor organization or employee representative body in Germany, negotiations with respect to such matters shall have ultimately failed).

6.2Conditions to the Obligations of the Sellers. The obligations of the Sellers to close the Contemplated Transactions are subject to the fulfillment or satisfaction on and as of the applicable Closing of each of the following conditions (any one or more of which may be waived by the Sellers, but only in a writing signed by the Sellers).
(a)Conditions to the Initial Closing. The obligations of the Sellers to effect the Initial Closing are subject to the fulfillment or satisfaction on and as of the Initial Closing of each of the following conditions, any one or more of which may be waived by the Sellers, but only in a writing signed by the Sellers:
(i)Accuracy of Representations and Warranties. (A) The Purchaser Fundamental Representations shall be true and correct in all material respects as of the date of this Agreement and as of the Initial Closing Date (except to the extent any specific Purchaser Fundamental Representation speaks as of an earlier date, in which case such Purchaser Fundamental Representation shall have been true and correct in all material respects as of such date), and (B) the Purchaser Representations (other than the Purchaser Fundamental Representations) (disregarding, for purposes of this Section 6.2(a)(i)(B), any exception or qualification of such representations and warranties relating to materiality or Purchaser Material Adverse Effect) shall be true and correct in all respects as of the date of this Agreement and as of the Initial Closing Date (except to the extent any specific Purchaser Representation speaks as of an earlier date, in which case such Purchaser Representation shall have been true and correct in all respects as of such date), except that any inaccuracies in such Purchaser Representations will be disregarded for purposes of this Section 6.2(a)(i)(B) if such inaccuracies, considered collectively, shall not have had and shall not, as of the Initial Closing Date, reasonably be expected to have a Purchaser Material Adverse Effect.
(ii)Covenants. The Purchaser and the other members of the Purchaser Group shall have performed or complied in all material respects with their respective agreements and covenants required to be performed or complied with under the Transaction Agreements as of or prior to the Initial Closing Date.
(iii)Other Transaction Agreements and Related Instruments. The Purchaser and/or the other applicable members of the Purchaser Group shall have executed and delivered to the Sellers (or caused to have been delivered, as applicable) each item described in Section 2.3(c) and Section 2.3(d).
(iv)Officer’s Certificate. The Purchaser shall have delivered to the Sellers a certificate signed by a senior executive officer of the Purchaser to the effect that the conditions specified in Sections 6.2(a)(i) and (ii) are satisfied in all respects.
(b)Conditions to Additional Closings. The obligations of the Sellers to effect any Additional Closing are subject to the fulfillment or satisfaction on and as of such Additional Closing of each of the following conditions, any one or more of which may be waived by the Sellers, but only in a writing signed by the Sellers:
(i)Other Transaction Agreements and Related Instruments. The Purchaser and/or the other applicable members of the Purchaser Group shall have executed and delivered to the Sellers (or caused to have been delivered, as applicable) each item described in Section 2.3(c) and Section 2.3(d) necessary to consummate the transactions under each such Additional Closing.

6.3Conditions to the Obligations of the Purchaser. The obligations of the Purchaser to close the Contemplated Transactions are subject to the fulfillment or satisfaction on and as of the applicable Closing of each of the following conditions (any one or more of which may be waived by the Purchaser, but only in a writing signed by the Purchaser):
(a)Conditions to the Initial Closing. The obligations of the Purchaser to effect the Initial Closing are subject to the fulfillment or satisfaction on and as of the Initial Closing of each of the following conditions, any one or more of which may be waived by the Purchaser but only in a writing signed by the Purchaser:
(i)Accuracy of Representations and Warranties. (A) The Seller Fundamental Representations shall be true and correct in all material respects as of the date of this Agreement and as of the Initial Closing Date (except to the extent any specific Seller Fundamental Representation speaks as of an earlier date, in which case such Seller Fundamental Representation shall have been true and correct in all material respects as of such date), and (B) the Seller Representations (other than the Seller Fundamental Representations) (disregarding, for purposes of this Section 6.3(a)(i)(B), any exception or qualification of such representations and warranties relating to materiality or Material Adverse Effect) shall be true and correct in all respects as of the date of this Agreement and as of the Initial Closing Date (except to the extent any specific Seller Representation speaks as of an earlier date, in which case such Seller Representation shall have been true and correct in all respects as of such date), except that any inaccuracies in such Seller Representations will be disregarded for purposes of this Section 6.3(a)(i)(B) if such inaccuracies, considered collectively, shall not have had and shall not, as of the Initial Closing Date, reasonably be expected to have a Material Adverse Effect on the Sellers or the Business.
(ii)Covenants. The Sellers and the other members of the Seller Group shall have performed or complied in all material respects with their respective agreements and covenants required to be performed or complied with under the Transaction Agreements as of or prior to the Initial Closing Date.
(iii)No Material Adverse Effect. There shall not have been a Material Adverse Effect on the Sellers or the Business (other than any such Material Adverse Effect that has been fully cured in all respects).
(iv)Other Transaction Agreements and Related Instruments. The Sellers and/or the other applicable members of the Seller Group shall have executed and delivered to the Purchaser (or caused to have been delivered, as applicable) each item described in Section 2.3(a) and Section 2.3(b).

(v)Officer’s Certificate. The Sellers shall have delivered to the Purchaser a certificate signed by a senior executive officer of each Seller to the effect that the conditions specified in Sections 6.3(a)(i), (ii) and (iii) are satisfied in all respects.
(b)Conditions to Additional Closings. The obligations of the Purchaser to effect any Additional Closing are subject to the fulfillment or satisfaction on and as of such Additional Closing of each of the following conditions, any one or more of which may be waived by the Purchaser, but only in a writing signed by the Purchaser:
(i)Other Transaction Agreements and Related Instruments. The Sellers and/or the other applicable members of the Seller Group shall have executed and delivered to the Purchaser (or caused to have been delivered, as applicable) each item described in Section 2.3(a) and Section 2.3(b) necessary to consummate the transactions under each such Additional Closing.

6.4Frustration of Closing Conditions. Neither the Purchaser nor the Sellers may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was caused by such party’s failure to use the efforts required by this Agreement to cause the Closing to occur.

ARTICLE 7
TERMINATION OF AGREEMENT

7.1Termination. Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Contemplated Transactions abandoned at any time prior to the Initial Closing:
(a)By mutual written consent of the Purchaser and the Sellers;
(b)By either the Purchaser or the Sellers for any reason if the Initial Closing has not occurred by 11:59 p.m. New York City time on March 12, 2017 (the “Termination Date”), unless otherwise mutually agreed in writing by the parties; provided, that the Termination Date may be extended by either the Sellers or the Purchaser to a time and date no later than 11:59 p.m. New York City time on June 12, 2017, if on the Termination Date, the conditions set forth in Section 6.1(a)(ii) have not been satisfied but all other conditions to the Initial Closing are satisfied or, to the extent permitted hereunder, waived (other than those conditions that are by their nature to be satisfied by action taken at the Initial Closing) and the latest of any of which times and dates shall thereafter be deemed to be the Termination Date; provided, further, that the Termination Date may be further extended by either the Sellers or the Purchaser to a time and date no later than 11:59 p.m. New York City time on September 12, 2017 (the “Latest Termination Date”), if on the Termination Date, the conditions set forth in Section 6.1(a)(ii) have not been satisfied but all other conditions to the Initial Closing are satisfied or, to the extent permitted hereunder, waived (other than those conditions that are by their nature to be satisfied by action taken at the Initial Closing) and the latest of any of which times and dates shall thereafter be deemed to be the Termination Date; and provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party whose breach of this Agreement or any other Transaction Agreement has caused or resulted in the Initial Closing not having occurred by such date;

(c)By the Sellers, if there has been a breach of any representation or warranty set forth in Article 4, or a breach or failure to perform any covenant or agreement on the part of the Purchaser set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 6.2(a)(i) or Section 6.2(a)(ii) not to be satisfied, and (ii) shall not have been cured within twenty (20) Business Days (or by the Termination Date, if earlier) following receipt by the Purchaser of written notice of such breach or failure to perform from the Sellers; provided, that the right to terminate this Agreement pursuant to this Section 7.1(c) will not be available to the Sellers if the Sellers are then in breach of any representations, warranties, covenants or agreements contained in this Agreement such that any condition set forth in Section 6.3(a)(i) or Section 6.3(a)(ii) is incapable of being satisfied;
(d)By the Purchaser, if there has been a breach of or failure to perform any representation or warranty set forth in Article 3, or a breach or failure to perform any covenant or agreement on the part of the Sellers set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 6.3(a)(i) or Section 6.3(a)(ii) not to be satisfied, and (ii) shall not have been cured within twenty (20) Business Days (or by the Termination Date, if earlier) following receipt by the Sellers of written notice of such breach or failure to perform from the Purchaser; provided, that the right to terminate this Agreement pursuant to this Section 7.1(d) will not be available to the Purchaser if the Purchaser is then in breach of any representations, warranties, covenants or agreements contained in this Agreement such that any condition set forth in Section 6.3(a)(i) or Section 6.3(a)(ii) is incapable of being satisfied; or
(e)By either the Purchaser or the Sellers if any Governmental Entity has issued a final, non-appealable Order or taken any other action permanently enjoining, restraining or otherwise prohibiting a material portion of the Contemplated Transactions.
Any valid termination of this Agreement in accordance with this Section 7.1 shall become effective by the delivery of written notice by the terminating party to the other party or parties. Each of the other Transaction Agreements will automatically terminate upon the termination of this Agreement in accordance with this Section 7.1 without any further action by any party.

7.2Effect of Termination. Upon valid termination of this Agreement in accordance with this Article 7, this Agreement shall become null and void and of no further force or effect and the rights and obligations of the parties under this Agreement shall automatically end without any Liability against any party or its Affiliates, except that nothing in this Section 7.2 relieves any party from Liability for any breach of any covenants set forth in this Agreement prior to termination, and the provisions of Section 5.5 (Confidentiality), Sections 5.8(e) and (f) (Financing), this Section 7.2 (Effect of Termination), Section 7.3 (Termination Fee), and Article 11 (Miscellaneous) will remain in force and will survive any termination of this Agreement. If the Purchaser or the Sellers terminate this Agreement pursuant to this Article 7, the Purchaser will comply with the NDA regarding the return and/or destruction of any documents furnished to the Purchaser in connection with this Agreement.

7.3Termination Fee.
(a)The Purchaser shall pay, or cause to be paid, to the Sellers a cash payment in an amount equal to $95,000,000 (the “Termination Fee”) if, but only if, this Agreement is terminated by the Purchaser or the Sellers (i) pursuant to Section 7.1(e) (but only if solely as a result of an Order issued under any Antitrust Law) or (ii) pursuant to Section 7.1(b) if, but only if, as of the Termination Date, one or more of the conditions set forth in Section 6.1(a) has not been satisfied (but only if the failure to meet such condition arises solely under any Antitrust Law) and all of the other conditions to effect the Initial Closing set forth in Article 6 have been satisfied or, to the extent permitted hereunder, waived (other than those conditions that by their terms are to be satisfied by actions taken at the Initial Closing provided such conditions would have been satisfied as of such date). The Purchaser shall pay to the Sellers the Termination Fee, which shall be allocated between EMC and EIC as set forth in Schedule 2.1, by wire transfer of immediately available funds to an account (or accounts) designated by the Sellers promptly but in no event later than five (5) Business Days after the date of such termination.
(b)The parties acknowledge that (i) the agreement contained in this Section 7.3 is an integral part of the Contemplated Transactions, (ii) the amount of, and the basis for payment of, the fee described herein is reasonable and appropriate in all respects and (iii) without this agreement, the parties would not enter into this Agreement. Accordingly, if the Purchaser fails to pay in a timely manner the Termination Fee, and, in order to obtain such payment, the Sellers make a claim that results in a judgment against the Purchaser for payment of the Termination Fee, the Purchaser shall pay to the Sellers the Sellers’ reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket fees and costs of counsel) in connection with such suit, together with interest on such amount (in each case from the date payment of such amount was due through the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made). All payments under this Section 7.3(b) shall be made by wire transfer of immediately available funds to an account (or accounts) designated by the Sellers.
(c)For the avoidance of doubt, any payment made by the Purchaser under this Section 7.3 shall be payable only once with respect to this Section 7.3 and not in duplication even though such payment may be payable under one or more provisions hereof.
(d)Notwithstanding anything to the contrary in this Agreement: (i) if the Termination Fee becomes payable pursuant to Section 7.3(a), the sole and exclusive remedy of the Sellers against the Purchaser or any Financing Sources, or any of their respective Affiliates or Representatives (collectively, the “Purchaser Related Parties”) for any Damages suffered as a result thereof or relating to any breach of any representation, warranty, covenant or agreement in this Agreement, any of the Contemplated Transactions, or the Debt Commitment Letter shall be the right to receive payment of the Termination Fee (and the expenses and interest, if any, contemplated by the second sentence of Section 7.3(b)) as and only to the extent provided by Section 7.3(a) and Section 7.3(b); and (ii) upon the indefeasible payment of the Termination Fee in full, none of the Purchaser Related Parties will have any further liability or obligation of any kind for any reason relating to or arising out of this Agreement or any of the Transaction Agreements, or the Contemplated Transactions. The election of the Sellers to pursue an injunction or specific performance in accordance with Section 11.12 shall not restrict, impair or otherwise limit the Sellers from subsequently seeking to terminate this Agreement and collect the Termination Fee pursuant to Section 7.3(a); provided, however, that under no circumstances shall the Sellers be permitted or entitled to receive both a grant of specific performance of the consummation of the Contemplated Transactions pursuant to Section 11.12 and the payment of the Termination Fee and/or any amounts pursuant to this Section 7.3.

ARTICLE 8
INDEMNIFICATION

8.1Indemnification by EMC. Following the Initial Closing, and subject to the limitations expressly set forth in Section 8.5, EMC (or its substitute pursuant to Section 8.9) will indemnify, defend and hold harmless the Purchaser, its Affiliates and its and their respective directors, officers, employees, and agents (collectively, the “Purchaser Indemnitees”) from and against any and all Damages incurred by the Purchaser Indemnitees arising out of or resulting from the following:
(a)any inaccuracy in or breach of any Seller Representation or any representation or warranty of any member of the Seller Group set forth in the Transition Services Agreement or the Existing Customer Reseller Agreement (or any certificate delivered by any member of the Seller Group or any of their respective Representatives pursuant hereto or thereto);
(b)any breach of any covenant or agreement of the Sellers set forth in this Agreement, the Transition Services Agreement or the Existing Customer Reseller Agreement; and
(c)any Excluded Liability; and
(d)any Claim made by the Taxing Authority under the provisions of Section 281 of the (Indian) Income-tax Act, 1961 (as amended from time to time) against the Business or any of the Acquired Assets which have been transferred to the Purchaser Group on account of the non-payment of any Taxes or any other sum payable by the Sellers or their Affiliates to the relevant Taxing Authority in India; provided, however, that if prior to the date described in Section 2.2(b)(ii), the Sellers obtain and provide to the Purchaser a tax clearance certificate from the assessing officer under proviso (ii) of Section 281(1) of the (Indian) Income-tax Act, 1961 (as amended from time to time) and such certificate is valid as of the date described in Section 2.2(b)(ii), the  rights  of  the  Purchaser under this  Section 8.1(d) shall  cease on the date described in Section 2.2(b)(ii).

8.2Indemnification by the Purchaser. Following the Initial Closing, and subject to the limitations expressly set forth in Section 8.5, the Purchaser will indemnify, defend and hold harmless the Sellers, their Affiliates and their respective directors, officers, employees, and agents (collectively, the “Seller Indemnitees”) from and against any and all Damages incurred by the Seller Indemnitees arising out of or resulting from the following:
(a)any inaccuracy in or breach of any Purchaser Representation or any representation or warranty of any member of the Purchaser Group set forth in the Transition Services Agreement or the Existing Customer Reseller Agreement (or any certificate delivered by any member of the Purchaser Group or any of their respective Representatives pursuant hereto or thereto);

(b)any breach of any covenant or agreement of the Purchaser set forth in this Agreement, the Transition Services Agreement or the Existing Customer Reseller Agreement; and
(c)any Assumed Liability.

8.3Claim Procedure.
(a)Claim Notice. A party which seeks indemnity under this Article 8 (an “Indemnified Party”) will give prompt written notice (a “Claim Notice”) to the party from whom indemnification is sought (an “Indemnifying Party”). The Claim Notice shall contain (i) a description and, if known, estimated amount (the “Claimed Amount”) of any Damages incurred or reasonably expected to be incurred by the Indemnified Party, (ii) a reasonable explanation of the basis for the Claim Notice to the extent of facts then known by the Indemnified Party (including any supporting documents required by Section 8.3(d)), and (iii) a demand for payment of those Damages; provided that the failure to give such Claim Notice shall not affect the rights of the Indemnified Party hereunder except to the extent that the Indemnifying Party shall have been materially prejudiced by reason of such failure; and provided, further, that any such Claim Notice shall not limit or prejudice any of the rights or remedies of any Indemnified Party on the basis of any limitations on the information included in such Claim Notice, including any such limitations made in good faith to preserve the attorney-client privilege, work product doctrine or any other privilege, unless such limitations materially and adversely prejudice the Indemnifying Party.
(b)Response to Notice of Claim. Within thirty (30) days after delivery of a Claim Notice, the Indemnifying Party will deliver to the Indemnified Party a written response (the “Response”) in which the Indemnifying Party will:
(i)agree that the Indemnified Party is entitled to receive all of the Claimed Amount, and, within five (5) Business Days of the Indemnified Party’s receipt of the Response, the Indemnifying Party will pay the Claimed Amount to the Indemnified Party in accordance with a payment and distribution method reasonably acceptable to the Indemnified Party;
(ii)agree that the Indemnified Party is entitled to receive part, but not all, of the Claimed Amount (such portion, the “Agreed Portion”), and, within five (5) Business Days of the Indemnified Party’s receipt of the Response, the Indemnifying Party will pay the Agreed Portion to the Indemnified Party in accordance with a payment and distribution method reasonably acceptable to the Indemnified Party; or
(iii)dispute that the Indemnified Party is entitled to receive any of the Claimed Amount.
If no Response is delivered by the Indemnifying Party to the Indemnified Party within such thirty (30)-day period, then the Indemnifying Party shall be deemed to have accepted the Indemnified Party’s right to receive the Claimed Amount.
(c)Contested Claims. In the event that the Indemnifying Party disputes the Claimed Amount (or the portion of the Claimed Amount not comprising the Agreed Portion), such dispute will be governed by, and subject to the terms of, Section 11.1, except with respect to disputes relating to Taxes, which are governed by Section 9.6 and Section 9.7.

(d)Third Party Claims.
(i)Except with respect to claims relating to Taxes, which are governed by Sections 9.6 and 9.7, in the event that the Indemnified Party receives notice or otherwise learns of the assertion by a Person other than a Purchaser Indemnitee or Seller Indemnitee of any claim, suit, audit or other proceeding with respect to which the Indemnifying Party may be obligated to provide indemnification under this Article 8 (a “Third Party Claim”), the Indemnified Party will provide a Claim Notice to the Indemnifying Party as soon as practicable but in no event later than thirty (30) days thereafter. Such Claim Notice will be accompanied by reasonable supporting documentation submitted by such Third Party (to the extent then in the possession of the Indemnified Party) and will describe in reasonable detail the facts constituting the basis for such claim, suit, audit or proceeding and the amount of the claimed damages (in each case to the extent known or reasonably ascertainable by the Indemnified Party); provided, however, that no delay or deficiency on the part of the Indemnified Party in so notifying the Indemnifying Party will relieve the Indemnifying Party of any Liability hereunder except to the extent the Indemnifying Party’s ability to remedy, contest, defend or settle with respect to such Third Party Claim is materially prejudiced thereby.
(ii)Within thirty (30) days after receipt of such notification pursuant to Section 8.3(d)(i), the Indemnifying Party shall have the right to undertake, by counsel or other Representatives of its own choosing (provided such counsel or other Representative is reasonably satisfactory to the Indemnified Party), the defense of such Third Party Claim at the Indemnifying Party’s sole expense; provided, however, that such Indemnifying Party shall not have the right to control the defense of any Third Party Claim that (i) seeks any injunctive or other equitable relief against the Indemnified Party, or (ii) seeks monetary damages the amount of which would reasonably be expected to exceed any limitation on the amount of Damages for which the Indemnifying Party is responsible hereunder. In the event that (A) the Indemnifying Party shall elect not to undertake such defense; or (B) the Indemnifying Party shall fail to undertake to defend such Third Party Claim within thirty (30) days after delivery of the Claim Notice by the Indemnified Party of such Third Party Claim or thereafter fail to diligently pursue or maintain such defense, then the Indemnified Party (upon further notice to the Indemnifying Party) shall have the right to undertake the defense, compromise and/or settlement of such Third Party Claim, by counsel or other Representatives of its own choosing, on behalf of and without limiting the indemnification obligations of the Indemnifying Party under this Agreement.
(iii)The party not controlling such defense of a Third Party Claim (the “Non-Controlling Party”) may participate therein at its own expense, subject to any limitations that are reasonably required to preserve any applicable privilege or third party confidentiality. The party controlling such defense (the “Controlling Party”) will keep the Non-Controlling Party reasonably advised of the status of such claim, suit, audit or proceeding and the defense thereof (subject to any limitations that are reasonably required to preserve any applicable privilege or Third Party confidentiality), and will consider in good faith recommendations made by the Non-Controlling Party with respect thereto. The Non-Controlling Party will, subject to any limitations that are reasonably required to preserve any applicable privilege or Third Party confidentiality, furnish the Controlling Party with such information as it may have with respect to such claim, suit, audit or proceeding (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and will otherwise reasonably cooperate with and assist the Controlling Party in the defense of such claim, suit, audit or proceeding.
(iv)The Indemnifying Party will not agree (or allow any Affiliate to agree) to any settlement or compromise of or consent to the entry of any Order arising from, any such claim, suit, audit or proceeding without the prior written consent of the Indemnified Party, which will not be unreasonably withheld, delayed or conditioned; provided, however, that the consent of the Indemnified Party will not be required if (A) the Indemnifying Party agrees in writing to pay any amounts payable pursuant to such settlement, compromise or Order, (B) such settlement, compromise or Order includes a full, complete and unconditional release of the Indemnified Party from further Liability with respect to such claim, suit, audit or proceeding, and (C) such settlement, compromise or Order does not impose any injunctive relief or operational restrictions on the Indemnified Party or admit to any wrongdoing by or on behalf of the Indemnified Party.
(v)The Indemnified Party will not agree (or allow any Affiliate to agree) to any settlement or compromise of, or consent to the entry of any Order arising from, any such claim, suit, audit or proceeding without the prior written consent of the Indemnifying Party, which will not be unreasonably withheld, delayed or conditioned.

8.4Survival of Representations, Warranties and Covenants. All Seller Representations and Purchaser Representations shall survive the Initial Closing, and continue in full force and effect: (a) in the case of a Seller Fundamental Representation, a Purchaser Fundamental Representation or the Seller Representations set forth in Section 3.15 (Environmental Matters), until thirty (30) days after the expiration of the applicable statute of limitations (including any extensions or waivers thereof), and (b) in the case of any other Seller Representation or Purchaser Representation, for a period of fifteen (15) months after the Initial Closing Date. Except as otherwise noted elsewhere within this Agreement, each of the agreements and covenants of the parties to this Agreement that are intended to survive the Initial Closing, shall survive the Initial Closing and continue in full force and effect until fully performed.

8.5Limitations.
(a)Liability of EMC. The Purchaser Indemnitees shall not be entitled to indemnification under Section 8.1(a) (except with respect to any inaccuracy in or breach of any Seller Fundamental Representation) until the Purchaser Indemnitees shall have incurred (i) with respect to any particular claim (taken together with other claims arising out of the same or related circumstances or set of facts (“Related Claims”)), Damages in excess of $275,000 (such amount, the “Minimum Per Claim Amount”), and (ii) as to all claims, Damages in excess of $10,000,000 (the “Deductible”), and then only to the extent such Damages exceed the Deductible. Damages related to Related Claims asserted by the Purchaser Indemnitees that do not meet the Minimum Per Claim Amount shall not count toward the Deductible. EMC’s aggregate Liability for Damages arising under Section 8.1(a) (except with respect to any inaccuracy in or breach of any Seller Fundamental Representation) will not exceed ten percent (10%) of the Purchase Price (the “Representations and Warranties Cap”). Notwithstanding anything to the contrary contained herein, except to the extent of any Liability for Damages arising out of any Seller’s Fraud, the aggregate amount of all Damages for which EMC shall be liable under this Article 8 shall not exceed the Purchase Price.
(b)Liability of the Purchaser. The Seller Indemnitees shall not be entitled to indemnification under Section 8.2(a) (except with respect to any inaccuracy in or breach of any Purchaser Fundamental Representation) until the Seller Indemnitees shall have incurred (i) with respect to any Related Claims, Damages in excess of the Minimum Per Claim Amount, and (ii) as to all such claims, Damages in excess of the Deductible, and then only to the extent such Damages exceed the Deductible. Damages related to Related Claims asserted by the Seller Indemnitees that do not meet the Minimum Per Claim Amount shall not count toward the Deductible. The Purchaser’s aggregate Liability for Damages arising under Section 8.2(a) (except with respect to any inaccuracy in or breach of any Purchaser Fundamental Representation) will not exceed the Representations and Warranties Cap. Notwithstanding anything to the contrary contained herein, except to the extent of any Liability for Damages arising out of the Purchaser’s Fraud, the aggregate amount of all Damages for which the Purchaser shall be liable under this Article 8 shall not exceed the Purchase Price.
(c)Insurance Proceeds. The amount of any and all Damages for which indemnification is provided pursuant to this Article 8 will be net of any insurance proceeds and any indemnity, contribution or other similar payment (in each case, calculated net of any actual collection costs and reserves, expenses, deductibles or premium adjustments or retrospectively rated premiums incorrect or paid to procure such recoveries) actually received by the Indemnified Party with respect to such Damages or any of the circumstances giving rise thereto. The Indemnified Party shall use its Reasonable Efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Damages.
(d)Other Limitations. Notwithstanding anything herein to the contrary, no Indemnified Party shall be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent such Person or its Affiliate has been indemnified or reimbursed for such amount under any other provision of this Agreement or any other Transaction Agreement. The Indemnified Party shall, and shall cause its Affiliates to, take all reasonable steps required by applicable Law to mitigate any Damage upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise to such Damage, including incurring reasonable costs only to the minimum extent required by applicable Law to remedy or mitigate the breach that gives rise to such Damage (which such costs shall be the obligation of the Indemnifying Party).
(e)Materiality Scrape. For the purposes of determining whether a breach of representation or warranty has occurred for the purposes of Section 8.1(a) and calculating the amount of Damages payable by an Indemnifying Party pursuant to this Article 8, any qualification as to materiality or Material Adverse Effect (or any other similar qualification or standard) contained in the applicable representation, warranty, covenant or agreement at issue shall be disregarded (it being understood that the word “Material” in the defined terms “Material Contract(s)”, “Material Customer Contract(s)” and “Material Vendor Contract(s)” and the qualification as to “Material Adverse Effect” contained in Sections 3.21(a) and (b) shall in each case not be disregarded for any of such purposes).

8.6Exclusive Remedy.

(a)Except in the case of Fraud and as otherwise set forth herein (including Section 11.12), following the Initial Closing, the sole and exclusive remedy of any Purchaser Indemnitee with respect to any inaccuracy or breach of any representation or warranty or any breach of any covenant or agreement contained in this Agreement, the Transition Services Agreement or the Existing Customer Reseller Agreement will be pursuant to the indemnification obligations set forth in Section 8.1; provided, however, that the foregoing will not prohibit the Purchaser from seeking injunctive relief from a court of competent jurisdiction to prevent any failure or breach or to specifically enforce this Agreement, the Transition Services Agreement or the Existing Customer Reseller Agreement or any of the terms or provisions hereof or thereof.
(b)Except in the case of Fraud and as otherwise set forth herein (including Section 11.12), following the Initial Closing, the sole and exclusive remedy of any Seller Indemnitee with respect to any inaccuracy or breach of any representation or warranty or any breach of any covenant or agreement contained in this Agreement, the Transition Services Agreement or the Existing Customer Reseller Agreement will be pursuant to the indemnification obligations set forth in Section 8.2; provided, however, that the foregoing will not prohibit the Seller from seeking injunctive relief from a court of competent jurisdiction to prevent any failure or breach or to specifically enforce this Agreement, the Transition Services Agreement or the Existing Customer Reseller Agreement or any of the terms or provisions hereof or thereof.

8.7Exercise of Remedies by Persons Other than the Parties. No Purchaser Indemnitee (other than the Purchaser or any successor or permitted assignee of the Purchaser) is entitled to assert any indemnification claim under this Agreement unless the Purchaser (or any successor or permitted assignee of the Purchaser) consents to the assertion of the indemnification claim. No Seller Indemnitee (other than a Seller or any successor or permitted assignee of such Seller) is entitled to assert any indemnification claim under this Agreement unless the Sellers (or any successor or permitted assignee of the Sellers, as applicable) consents to the assertion of the indemnification claim.

8.8Tax Treatment. Any payment made pursuant to this Article 8 or any other indemnity provisions or covenants contained in this Agreement will be treated as an adjustment to the Purchase Price, except to the extent otherwise required by applicable Law, and shall be allocated to the extent legally possible to the Acquired Assets (or particular category of the Acquired Assets) to which the payment relates.

8.9Indemnitor Substitute. In the event that EMC or any of its successors or assigns (a) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (b) transfers or conveys fifty percent (50%) or more of its properties and other assets to any Person, then, and in each such case, proper provision shall be made so that such successors, assigns or transferees shall expressly assume the obligations set forth in this Article 8.

8.10Characterization of Claims. Notwithstanding anything in this Article 8 to the contrary, if any Person’s claim under this Article 8 may be properly characterized in multiple ways in accordance with this Article 8 such that such claim may or may not be subject to different caps, time limitations, deductibles, and other limitations depending on such characterization, then such Person shall have the right to characterize such claim in a manner that maximizes the recovery and time to assert claims permitted in accordance with this Article 8.

ARTICLE 9
TAX MATTERS

9.1Straddle Periods; Transfer Charges; VAT.
(a)
(i)With respect to Taxes or Tax items of the Acquired Company or relating to the Acquired Assets for any Straddle Period that are real or personal ad valorem property Taxes, or depreciation allowances calculated on an annual or periodic basis, the parties agree that such Taxes or Tax items will be allocated between the portion of the Straddle Period ending on and including the Initial Closing Date and the portion beginning on the day after the Initial Closing Date by apportioning a pro-rata portion of such Taxes or Tax items to each day in the relevant Straddle Period.
(ii)With respect to any Taxes of the Acquired Company that are based upon or relate to income or receipts, for any Straddle Period, the parties agree that (A) such Taxes will be allocated between the portion of the Straddle Period ending on and including the Initial Closing Date and the portion beginning on the day after the Initial Closing Date based on a closing of the books of the Acquired Company as of the end of the Initial Closing Date, and (B) Tax items resulting from activities or transactions on the Initial Closing Date, but after the Initial Closing, that are not contemplated by this Agreement or in the Ordinary Course or otherwise result from actions described in Section 9.9. will be treated as occurring on the day after the Initial Closing Date.
(b)Any applicable transfer, stamp, stock transfer, sales, use, consumption, business, gross receipts, withholding, or excise tax, or any custom duty, or similar Taxes, fees and charges (excluding for this purpose, (i) any Tax imposed or assessed on income or gains, (ii) any VAT and (iii) any Canadian withholding Tax) that are or become due and payable as a result of the Contemplated Transactions, and all related interest or penalties, whether such Taxes, fees or charges are imposed by Law on the Acquired Company, the other Acquired Assets, the Seller Group or the Purchaser Group (such Taxes, fees and charges, the “Transfer Charges”), shall be borne solely by the Purchaser until the aggregate amount of all such Transfer Charges borne by the Purchaser pursuant to this Section 9.1(b) equals one million Dollars ($1,000,000), and thereafter shall be borne equally by the Purchaser, on the one hand, and the Sellers on the other. The party with primary responsibility for such Transfer Charges, under applicable Law shall pay such Transfer Charges to the appropriate Taxing Authority, shall prepare valid invoices required under applicable Law and shall be reimbursed by the other party for the portion of such Transfer Charges allocable to such other party under this Section 9.1(b). The parties shall cooperate with each other in minimizing the amount of (i) any Transfer Charges, and (ii) any VAT that may become payable as a result of one or more of the Contemplated Transactions being treated as a sale or supply for VAT purposes, in each case to the extent permitted by applicable Law (including the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption from any such Transfer Charges or VAT). Any Tax Returns or other documents that are required to be filed with any Governmental Entity with respect to any Transfer Charges or VAT shall be prepared and filed by the party that has primary responsibility for filing such Tax Returns or other documents pursuant to the applicable Law.
(c)The Purchase Price is exclusive of any applicable VAT. If any VAT is chargeable on any supply of Acquired Assets by a Seller (or any of its Affiliates) (including under a Local Asset Transfer Agreement) and that Seller (or any of its Affiliates) is the person required to account to the relevant Taxing Authority for that VAT, then the Purchaser (or the relevant Affiliate of the Purchaser) shall pay to that Seller (or the relevant Affiliate of the Seller) the amount of that VAT (or, if and only if any of the VAT in question is Irrecoverable VAT, an amount equal to P minus Q where “P” is the amount of the VAT and “Q” is equal to fifty percent (50%) of the amount of the Irrecoverable VAT) in addition to the Main Purchaser Payments, or relevant Local Purchaser Payment, as applicable, and subject to that Seller (or its Affiliate, as applicable) having issued to the Purchaser (or its Affiliate), as applicable, a valid VAT invoice in respect of that VAT, such amount to be paid at the same time as the Main Purchaser Payments, or relevant Local Purchaser Payment, as applicable, is due for payment unless no such valid VAT invoice has been issued at that time, in which case such amount shall be paid within five (5) Business Days after the issue of such a valid VAT invoice. For the purposes of this Section 9.1, “Irrecoverable VAT” means VAT in respect of which neither the Purchaser nor any of its Affiliates is able to make a recovery from the relevant Taxing Authority (whether by way of credit or repayment), as demonstrated, to the reasonable satisfaction of the relevant Seller (or Affiliate of the Seller), by the Purchaser (or relevant Affiliate of the Purchaser).
(d)If any VAT is chargeable on any supply of Acquired Assets by a Seller (or any of its Affiliates) (including under a Local Asset Transfer Agreement) and the Purchaser (or any of its Affiliates) is the person required to account to the relevant Taxing Authority for that VAT, then if and only if any of the VAT in question is Irrecoverable VAT, the relevant Seller shall pay to the Purchaser an amount equal to fifty percent (50%) of the amount of the Irrecoverable VAT), such amount to be paid within five (5) Business Days after the Purchaser has demonstrated to the reasonable satisfaction of the relevant Seller (or its Affiliate) that the VAT in question is or includes Irrecoverable VAT and, where applicable, what amount of that VAT is Irrecoverable VAT.
(e)If, at any time after the Initial Closing Date, the Purchaser or any Seller becomes aware (as a result of the determination of a Taxing Authority or otherwise) that the VAT treatment in relation to any of the Contemplated Transactions was incorrect to any extent, it shall notify the other parties as soon as reasonably practicable. In such event, the Sellers and the Purchaser shall cooperate with each other and use all Reasonable Efforts to put each of the Sellers and Purchaser (and/or their relevant Affiliates, as applicable) back into the positions that they would have been in pursuant to this Agreement had the correct VAT treatment been applied from the outset (and such Reasonable Efforts shall include, where applicable, issuing VAT invoices, making payments in respect of VAT to the other party, or pursuing any VAT refund or credit obtainable from a Taxing Authority, and (if obtained) passing on the benefit of such a refund or credit).
(f)Where under the terms of this Agreement or a Local Asset Transfer Agreement one party is liable to indemnify or reimburse another party in respect of costs, charges or expenses, the payment shall include an amount equal to any VAT thereon not otherwise recoverable by the other party or the representative member of any VAT group of which it forms part, subject to that party or representative member using all Reasonable Efforts to recover such amount of VAT as may be practicable.
(g)If any payment under this Agreement or a Local Asset Transfer Agreement in respect of any indemnity, reimbursement or compensation provision or in respect of a breach of representation constitutes the consideration for a taxable supply for VAT purposes, then in addition to that payment the payer shall pay any VAT due, in the currency in which the VAT in question must be accounted for to the relevant Taxing Authority, subject, unless the reverse charge procedure applies, to provision of a valid VAT invoice (or equivalent) in respect thereof, if applicable.

9.2Allocation of Purchase Price.
(a)The initial allocation of the Purchase Price between EMC and EIC is set forth in Schedule 2.1(a). The further allocation of the Purchase Price, among (i) the jurisdictions where the Acquired Assets are located, and (ii) the members of the Seller Group that will sell and assign the Acquired Assets to the Purchaser Group, will be determined under the methodologies set forth in Schedule 9.2(a). The parties hereby agree that the Purchase Price, as adjusted (including for purposes of this Section 9.2, any other items required to be included under the Code, and any other consideration paid to any Seller for Income Tax purposes, including the relevant portion of Assumed Liabilities), shall be allocated first among the Sellers and the Sellers’ Affiliates, and then among the Acquired Assets (including the Acquired Company Shares) in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (and any similar Tax Law, as appropriate).
(b)From the date of this Agreement until the Initial Closing, the Sellers and the Purchaser shall consult with one another in good faith with respect to each jurisdiction where the Acquired Assets are located and have agreed upon the relevant valuation methodology by which the Acquired Assets in each jurisdiction will be valued (as set forth in Schedule 9.2(a)). The Sellers and the Purchaser shall also consult with one another in good faith with a view to determining the extent to which the Contemplated Transactions will be subject to VAT and/or Transfer Charges in any jurisdiction.
(c)No later than ten (10) Business Days prior to the Initial Closing, the Sellers shall provide a statement (the “Initial Allocation Statement”) allocating the Purchase Price among (i) the jurisdictions where the Acquired Assets are located, and (ii) the members of the Seller Group that will sell and assign the Acquired Assets to the Purchaser Group. The Purchaser shall provide Sellers with any comments regarding the Initial Allocation Statement no later than five (5) Business Days prior to the Initial Closing, and the Sellers shall consider such comments in good faith and promptly notify the Purchaser if the Sellers have not accepted any such comments.
(d)Within ninety (90) Business Days following the Initial Closing Date, the Sellers, in accordance with the methodology agreed upon by the parties pursuant to Section 9.2(b), will prepare and send to the Purchaser for its review and comment an allocation statement that reflects the Purchase Price, Acquired Assets, Assumed Liabilities and other relevant information, as of the Initial Closing (the “Revised Allocation Statement”). The Sellers shall keep the Purchaser reasonably informed, from the date of this Agreement until the delivery thereof, regarding the progress of the preparation of the Revised Allocation Statement and the valuations reflected therein, and shall consider in good faith any comments from the Purchaser provided during such period regarding such valuations.
(e)If the Purchaser disagrees with any item in the Revised Allocation Statement, the Purchaser shall notify the Sellers of such disagreement in writing within thirty (30) Business Days following the receipt thereof. The Sellers will consider the Purchaser’s comments to the Revised Allocation Statement in good faith. The Sellers will notify the Purchaser in writing of any comments that they have not accepted with ten (10) Business Days of receiving the Purchaser’s comments. The Sellers and the Purchaser will negotiate in good faith to come to an agreement with respect to any such comments not accepted by the Sellers. If the Purchaser and the Sellers cannot reach an agreement with respect to any disputed item on the Revised Allocation Statement, such disagreement shall be resolved pursuant to Section 9.7 hereof. The final decision of the Tax Arbitrator under Section 9.7 (or if the Purchaser does not object to any item in the Revised Allocation Statement) shall be referred to as the “Final Allocation Statement” subject to any further adjustments reasonably required to be made and which are agreed upon by the parties, which adjusted allocation shall become the Final Allocation Statement.
(f)Unless otherwise required by a determination of a Taxing Authority that is final, each of the parties and their respective Affiliates shall report, act and file Tax Returns (including IRS Form 8594) in all respects and for all purposes consistent with the Final Allocation Statement, pursuant to Section 9.2(d).
(g)Subject to Section 9.2(b), the parties shall make appropriate adjustments to any allocation (whether or not a Final Allocation Statement) to reflect any adjustments to the Purchase Price. In the event there is an adjustment to the Purchase Price and the original Purchase Price was included in a Transfer Charge invoice or Tax Return or other document relating to Transfer Charges, the Purchaser and the Sellers will amend, if necessary, such invoice or Tax Return and the obligation and rights of the Purchaser and the Sellers pursuant to Section 9.2(b) shall control with respect to such amended invoice or Tax Return.
(h)Notwithstanding the foregoing, but solely to the extent the Purchaser and the Sellers are required by applicable Law or Order to agree on the amount or value of a particular Acquired Asset for purposes of any Transfer Charges, the Purchaser and the Sellers will mutually agree on a good faith estimate of the fair market value of such asset prior to the date any Tax Return or other document relating to Transfer Charges is required to be filed or any such Transfer Charge payment is required to be paid (including applicable extensions). The Purchaser and the Sellers understand and agree that any agreement reached pursuant to this Section 9.2(h) will in no way be regarded by the parties as conclusive with respect to the allocation described in Sections 9.2(a) and (b) unless required under applicable Law or Order.

9.3Tax Refunds and Tax Benefits. Any cash Tax refund and any credit claimed in lieu of a cash Tax refund (including any interest paid by a Taxing Authority with respect thereto) relating to Excluded Taxes will be the property of the Sellers, and if received by the Purchaser or the Acquired Company or one of its Affiliates, will be paid over promptly to the Sellers. The Purchaser will, if the Sellers so request, cause the Acquired Company to file for and use Reasonable Efforts to obtain and expedite the receipt of any refund to which a Seller is entitled under this Section 9.3. The Purchaser will permit the Sellers to participate in the prosecution of any such refund claim. Payments to the Sellers under this Section 9.3 shall be net of (1) any reasonable out-of-pocket costs associated in obtaining such refund of Taxes, and (2) any Taxes actually imposed on the Purchaser and/or the Acquired Company as a result of such refunds. To the extent a withholding Tax is imposed on such payments, the Purchaser (or the Acquired Company or its designees) shall be entitled to withhold from such payments pursuant to Section 9.12. Any cash Tax refund and any credit claimed in lieu of a cash Tax refund (including any interest paid by a Taxing Authority with respect thereto) relating to Tax payments made for Post-Closing Periods will be the property of the Purchaser, and if received by the Sellers, will be paid over promptly to the Purchaser. If there is a subsequent reduction by a Taxing Authority of any amounts with respect to which a payment has been made pursuant to this Section 9.3, then the recipient of amounts payable pursuant to this Section 9.3 shall pay the Purchaser or the Acquired Company or the

Sellers, as applicable, an amount equal to such reduction plus any interest or penalties imposed by the Taxing Authority with respect to such reduction.

9.4Cooperation. In addition to the parties’ agreements under Section 10.3, each of the Sellers and the Purchaser agree that it will (and will cause its respective Affiliates to, as applicable):
(a)Provide assistance to the other party as reasonably requested in preparing and filing Tax Returns, responding to Tax Contests, and recovering any Transfer Charge, in each case, relating to Taxes concerning the Acquired Company, the other Acquired Assets, or the Business, including making available to the other party, as reasonably requested, all information, records and documents relating to Taxes concerning the Acquired Company, the Acquired Assets and the Business (but, for the avoidance of doubt, not including such portions of any information, records or documents relating to Taxes that do not relate primarily to the Acquired Company, the other Acquired Assets or the Business);
(b)Retain any Tax Returns and other books and records that could reasonably be expected to be necessary or useful in connection with any preparation or filing by any other party of any Tax Returns concerning the Acquired Company, the other Acquired Assets or the Business, or any Tax Contest or other examination or proceeding relating to Taxes concerning the Acquired Company, the other Acquired Assets or the Business. Such books and records will be retained until the expiration of the applicable statute of limitations (including extensions thereof);
(c)Execute any powers of attorney or other documents that will allow the Sellers or the Purchaser, as applicable, to take control of a Tax Contest as contemplated by Section 9.6; and
(d)Use Reasonable Efforts to obtain any certificate or other document from any Taxing Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions under this Agreement).

9.5Tax Returns and Tax Payments.
(a)The Sellers, at their sole cost and expense, shall prepare and timely file, or cause to be prepared and timely filed, (i) all Tax Returns of, or that include, the Acquired Company for any Pre-Closing Periods ending on or prior to the Initial Closing Date (other than a Tax Return described in Section 9.5(b)), and (ii) any Tax Returns with respect to Seller Combined Taxes. Not less than thirty (30) days prior to the due date (after applicable extensions) of any Tax Return described in clause (i) of the preceding sentence, the Sellers shall submit such Tax Return for the Purchaser’s review and comment. The Sellers shall consider the Purchaser’s comments with respect to such Tax Returns in good faith. The Sellers shall pay, or cause to be paid, all Taxes shown as due on such Tax Returns, and the Purchaser shall reasonably assist in causing such Tax Returns to be filed, as necessary.
(b)All Tax Returns of the Acquired Company that relate to a Straddle Period shall be prepared, or caused to be prepared, by (i) the Sellers if the Initial Closing occurs on or prior to December 31, 2016, or (ii) the Purchaser if the Initial Closing occurs after December 31, 2016. The party with the responsibility for preparing such Tax Returns pursuant to the immediately preceding sentence shall, at its sole cost and expense, prepare, or cause to be prepared, all such Tax Returns in a manner consistent with the past practices of the Acquired Company, to the extent permitted by applicable Law. Not less than thirty (30)

days prior to the due date (after applicable extensions) of any such Tax Return, the party that prepared such Tax Return shall submit such Tax Return, together with a proposed calculation, in accordance with Section 9.1(a), of the Taxes shown as due on such Tax Return that are allocable to a Pre-Closing Period and a Post-Closing Period, for the other party’s review, comment and consent, which consent shall not be unreasonably withheld, conditioned, or delayed. The party that prepared such Tax Returns shall consider the other party’s comments with respect to such Tax Returns in good faith and accept the other party’s reasonable comments. If any dispute with respect to such a Tax Return is not resolved prior to the due date of such Tax Return (after applicable extensions), such Tax Return shall be filed in the manner first presented by the party that prepared such Tax Return, modified to include any of the other party’s reasonable comments that were accepted by the party that prepared such Tax Return pursuant to this Section 9.5(b) and, promptly after the filing of such Tax Return, the parties shall submit their dispute to the Tax Arbitrator pursuant to Section 9.7 and, once resolution of such dispute has been determined pursuant to Section 9.7, such Tax Return shall be amended, if necessary, to include the final resolution of such dispute. The Purchaser shall timely file any Tax Returns described in this Section 9.5(b) and timely pay any Taxes shown as due on such Tax Returns. No less than two (2) Business Days prior to the due date of any such Tax Return (after applicable extensions), the Sellers shall pay to the Purchaser (in immediately available funds) the amount of any Taxes shown as due on such Tax Return that is allocable to a Pre-Closing Period.
(c)The Purchaser, at its sole cost and expense, shall prepare and file, or cause to be prepared and filed, all Tax Returns for (or with respect to) the Acquired Company that are required to be filed after the Initial Closing Date that relate to a tax period that begins after the Initial Closing Date, and shall timely pay, or cause to be timely paid, all Taxes payable with respect to each such Tax Return.
(d)The provisions set forth in Section 9.5(a)-(c) are intended to describe the agreement of the parties hereto with respect to the preparation and filing of Tax Returns and the payment of Taxes. Section 9.1(a) shall control the parties’ respective liabilities with respect to Taxes on such Tax Returns and Article 8 shall control with respect to the parties’ respective indemnification obligations with respect to liability for Taxes under this Agreement.

9.6Tax Contests.
(a)After the Initial Closing, each of the Purchaser, on the one hand, and the Sellers, on the other hand, shall promptly notify the other party in writing upon receipt of any written notice of any pending or threatened Tax Contest with respect to the Acquired Company for a Pre-Closing Period or any Damages for which such other party (or any of its Affiliates) could be liable pursuant to this Agreement.
(b)The Sellers shall control the defense of all Tax Contests relating to Taxes or Tax Returns within the scope of Section 9.5(a); provided, however, that the Sellers (i) shall keep the Purchaser fully informed regarding any such Tax Contest to the extent it relates to the Acquired Company, and (ii) shall not settle or compromise any such Tax Contest that could reasonably be expected to result in the Purchaser, its Affiliates or the Acquired Company being liable for any additional Taxes, without the consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.
(c)The Sellers shall (at the expense of the Sellers), control the defense of all Tax Contests in respect of any Canadian withholding Tax imposed on or otherwise required to be paid by the Purchaser or any of its Affiliates in respect of any amount paid or payable or credited or creditable by the Purchaser or any of its Affiliates pursuant to, or contemplated by, this Agreement for the assignment of the EIC Business IP License to the Purchaser or the EIC Business IP License; provided, however, that (i) the Sellers shall keep the Purchaser fully informed regarding any such Tax Contest, and (ii) the Purchaser and its counsel (at the expense of the Purchaser) may participate in (but not control the conduct of) the defense of any such Tax Contest. The Sellers may settle or compromise the portion of any such Tax Contest that the Sellers are entitled to control pursuant to this Section 9.6(c), provided that the Sellers shall not settle or compromise any such Tax Contest (or portion thereof) in a manner that would reasonably be expected to result in the Purchaser or any of its Affiliates being liable for any additional Taxes without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed. To the extent a Tax Contest relates in part to the Canadian withholding Taxes described above and in part to other Taxes, the Sellers shall have the right to control and settle only such portion of the Tax Contest that exclusively relates to such Canadian withholding Taxes. In the case of any assessment or reassessment or similar claim received by the Purchaser or any of its Affiliates in respect of the Canadian withholding Taxes described above, the Sellers shall, within fifteen (15) days of receipt of written notice of such claim, pay to the Purchaser (or its Affiliate, as designated by the Purchaser) the full amount of such Taxes (including for greater certainty penalties and interest) to be remitted to the applicable Governmental Entity.  Upon the final determination of any such matter, the Sellers shall pay any such additional Taxes that may be required to be paid in respect of such matter.  To the extent that the amount of such Taxes paid by the Sellers to the Purchaser or the Purchaser’s Affiliates in respect of a matter exceeds the amount finally determined to be the amount of the Taxes required to be indemnified by the Sellers, the Purchaser or the applicable Purchaser’s Affiliate shall pay to the Sellers the amount of such excess.
(d)The Purchaser shall control the defense of all Tax Contests relating to Taxes or Tax Returns within the scope of Section 9.5(b); provided, however, that (i) the Sellers and their counsel (at the expense of the Sellers) may participate in (but not control the conduct of) the defense of any such Tax Contest, and, (ii) the Purchaser may not settle or compromise any such Tax Contest covered by the preceding clause (i) without the consent of the Sellers, which consent shall not be unreasonably withheld, conditioned or delayed.
(e)The Purchaser shall control the defense of all Tax Contests relating to Taxes or Tax Returns within the scope of Section 9.5(c); provided, however, that the Purchaser shall keep the Sellers fully informed regarding any such Tax Contest to the extent it relates to the Acquired Company and could reasonably be expected to result in any Seller, or any of the Sellers’ Affiliates, being liable for any additional Taxes, and in such case shall not settle or compromise such Tax Contest, without the consent of the Sellers, which consent shall not be unreasonably withheld, conditioned or delayed.
Any dispute, controversy or claim between the Purchaser and the Sellers with respect to the defense of any Tax Contest, as described in this Section 9.6, shall be resolved pursuant to Section 9.7.
9.7Dispute Resolution for Taxes. With respect to any dispute, controversy or claim relating to Taxes between the Purchaser and the Sellers or the Acquired Company (prior to the Initial Closing), or between the Purchaser and the Sellers (for any Tax for which an indemnity claim may exist), the Purchaser and the Sellers or the Acquired Company, as applicable, shall cooperate in good faith to resolve such dispute, controversy or claim between them for a period of thirty (30) days from the date written notice of such dispute, controversy or claim is received by the Purchaser or the Sellers, as the case may be; but if the applicable parties are unable to resolve such dispute, controversy or claim, the parties shall submit the dispute, controversy or claim for resolution, which resolution shall be final, conclusive and binding on the parties, to a mutually agreed upon national accounting firm or a mutually agreed upon tax lawyer who is a partner in a law firm, that, in each case, is: (a) familiar with transactions or operations of the sort at issue; and (b) independent with respect to each party (such accounting firm or such tax lawyer, the “Tax Arbitrator”). Notwithstanding anything in this Agreement to the contrary, the fees and expenses of the Tax Arbitrator relating to any dispute as to the amount of Taxes owed shall be paid by the Purchaser, on the one hand, and the Sellers, on the other hand, in proportion to each party’s respective liability for the portion of the Taxes in dispute, as determined by the Tax Arbitrator.

9.8Tax Elections. The Purchaser shall either: (i) file, or cause the Acquired Company to file, an entity classification election pursuant to Section 7701 of the Code and the Treasury regulations thereunder for the Acquired Company to be treated as a pass-through entity for U.S. federal income tax purposes, effective immediately after the applicable Closing Date with respect to the Acquired Company; or (ii) make an election pursuant to Section 338(g) of the Code and the Treasury regulations thereunder with respect to the acquisition of the stock of the Acquired Company pursuant to this Agreement, in which case the Purchaser shall take all actions necessary and appropriate (including filing such forms, elections, schedules, Tax Returns and other documents as may be required) to effect and preserve a timely election under Section 338(g) of the Code, and fulfill all applicable notice requirements set forth in Treasury regulations Section 1.338-2(e)(4). In any event, promptly after filing such election with the IRS, the Purchaser shall furnish the Sellers with a copy of the election, as filed.

9.9Activities After the Initial Closing. Following the Initial Closing, except as required by applicable Law or Order or with the prior consent of the Sellers (which shall not be unreasonably withheld, conditioned or delayed), the Purchaser shall not, and shall not allow any of its Affiliates (including the Acquired Company) to (a) file an amended Tax Return for the Acquired Company for a Pre-Closing Period (or Straddle Period) or (b) make, revoke, or change any material Tax election, in each case if such action could reasonably be expected to result directly in the Acquired Company incurring any Tax for a Pre-Closing Period (or Straddle Period) or could reasonably be expected to result directly in any Seller (or any of its respective Affiliates) paying any additional Taxes. Following the Initial Closing, the Purchaser shall not, and shall not allow any of its Affiliates (including the Acquired Company) to agree to extend, waive, or toll any statute of limitations with respect to the assessment or collection of any Tax of the Acquired Company for any Pre-Closing Period (or Straddle Period) (without the prior written consent of the Sellers, which may consent shall not be withheld, conditioned or delayed).

9.10NOLs and Tax Attributes. Except to the extent required by Applicable Law, the Purchaser shall not allow the Acquired Company to carry back any net operating loss or other Tax attribute or credit into a Pre-Closing Period without the prior written consent of the Sellers, which may not be unreasonably withheld, delayed or conditioned. In the event that any such net operating loss or other tax attribute or credit is carried back into a Pre-Closing Period, the Sellers shall pay to the Purchaser an amount equal to any resulting Tax savings or Tax benefit actually realized by the Sellers. If the Sellers make a payment to the Purchaser under the immediately preceding sentence and the carried-back net operating loss, Tax attribute or credit is subsequently adjusted by a Taxing Authority, and such adjustment causes the Sellers’ realized

Tax savings or Tax benefit that originally formed the basis for the prior payment to the Purchaser to be actually reduced, then the Purchaser shall pay to the Sellers an amount equal to such reduction.

9.11Wage Reporting. The Sellers and the Purchaser acknowledge that the Purchaser is purchasing substantially all the property used in the Business, and in connection therewith, the Purchaser may employ certain of the employees who immediately before the Initial Closing Date were employed in such Business. The parties agree that, pursuant to Rev. Proc. 2004-53, IRB 2004-34 page 320, each party, as applicable, shall comply with the requirements of the standard procedure under Rev. Proc. 2004-53, pursuant to which EMC shall furnish an IRS Form W-2 to each employee employed by EMC, disclosing all wages and other compensation paid for the portion of this calendar year up to and including the Initial Closing Date, and Taxes withheld therefrom, and the Purchaser shall furnish an IRS Form W-2 to each employee employed by the Purchaser who had been employed by EMC, disclosing all wages and other compensation paid for the portion of this calendar year beginning on the day after the Initial Closing Date through the earlier of the end of such calendar year or such employee’s date of termination, and Taxes withheld therefrom.

9.12Tax Withholding. Notwithstanding anything in this Agreement to the contrary, the Purchaser and the Acquired Company and their respective designees will be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as such Person is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or non-U.S. Tax Law. To the extent that (i) amounts are so deducted and withheld and timely paid over to the applicable Taxing Authority, and (ii) an original, duplicate original or authenticated copy of the receipt for foreign taxes paid, or other reasonably satisfactory evidence of payment, is provided to the Person in respect of which such deduction and withholding were made (with a copy to EMC), such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made. To the extent the Purchaser determines that it or the Acquired Company may need to deduct and withhold any Tax under this Section 9.12, the Purchaser shall provide reasonable notice to the Sellers and the parties shall cooperate in good faith to reduce or eliminate such withholding.

9.13Canadian Tax Withholding. Based upon the Purchaser’s understanding of current applicable Law and administrative policies and its understanding of the facts and circumstances known to it as of the date hereof, the Purchaser does not intend to withhold Canadian withholding Tax from the amount paid by it for the assignment of the EIC Business IP License to it.

ARTICLE 10
OTHER AGREEMENTS

10.1Further Assurances.
(a)Without limiting (and subject to) the other provisions of this Agreement, prior to and following the Initial Closing, each party agrees to cooperate fully with the other party and to execute such further instruments, documents and agreements, and to give such further written assurances, as may be reasonably requested by any other party to evidence, give effect to or otherwise implement the Contemplated Transactions and to carry into effect the intents and purposes of this Agreement and the Contemplated Transactions. In connection therewith, each party agrees to comply, and will cause its applicable Affiliates to comply, with its respective commitments, obligations and covenants under the other Transaction Agreements. Following the applicable Closing, the Purchaser and the Sellers shall promptly execute and deliver to the other party, as may be reasonably requested and without payment of any additional consideration, any other assurances or additional documents or instruments necessary, proper or advisable to consummate the Contemplated Transactions by, and to carry out fully the purposes of, the Transaction Agreements. Without limiting the generality of the foregoing, the Sellers shall from time to time when reasonably requested by the Purchaser, including after the applicable Closing, and without further consideration, promptly take further action or execute and deliver, or cause to be executed and delivered, to the Purchaser or its designee all such documents necessary or advisable to vest in the Purchaser all right, title and interest in and to the Acquired Company and the Acquired Assets, or to effect the Purchaser’s assumption of the Assumed Liabilities hereunder, in accordance with the Transaction Agreements.
(b)Without limiting the foregoing, with reference to the Transition Services Agreement, each party agrees that, from the date hereof through the Initial Closing, it will cooperate fully with the other party in identifying, and agreeing in good faith upon, the Services (as defined in the Transition Services Agreement) and the details thereof to be set forth on Schedule 1 thereto in respect of such Services as reasonably necessary for the transfer of the Business to the Purchaser Group and the operation of the Business after each applicable Closing; provided that, unless otherwise requested by the Purchaser prior to the Initial Closing, Schedule 1 to the Transition Services Agreement shall include all Services set forth in the version thereof appended to the form of Transition Services Agreement attached hereto as Exhibit G, in each case as such Services are described therein. Without limiting the foregoing or any of the covenants, agreements and obligations in Article 1, if at any time during the twelve (12) month period commencing on the applicable Closing Date, the Purchaser notifies the Sellers in writing of, or any Seller otherwise becomes aware of, any transferable right, title or interest in any Acquired Asset that has not been transferred, conveyed, assigned and delivered to the Purchaser Group (any such Acquired Asset, an “Omitted Acquired Asset”), the Sellers shall take, and, as applicable, shall cause members of the Seller Group to take, such actions as the Purchaser may reasonably request to effectuate the transfer, conveyance, assignment or delivery of all transferable right, title and interest to such Omitted Acquired Asset to the Purchaser or its designated Affiliate. For the avoidance of doubt, any item transferred to the Purchaser or its designated Affiliate pursuant to this Section 10.1(b) shall constitute an Acquired Asset for all purposes hereunder. If at any time during the twelve (12) month period commencing on the applicable Closing Date, the Sellers notify the Purchaser in writing of, or the Purchaser otherwise becomes aware of, any Excluded Asset was erroneously transferred, conveyed, assigned or delivered to the Purchaser Group at a Closing, then the parties shall cooperate to take such actions as either of them may reasonably request in order to effectuate the transfer, conveyance, assignment or delivery back to the applicable Seller or other member of the Seller Group of all right, title and interest to such Excluded Asset erroneously transferred to the Purchaser or its designated Affiliate.

10.2Wrong Pocket. Except as may otherwise be provided in the Transition Services Agreement, in the event any Seller or any of its respective Affiliates receives any payment related to any Acquired Asset or any mail, courier package, facsimile transmission, purchase order, invoice, service request or other document intended for or otherwise the property of the Purchaser or one of its Affiliates pursuant to the terms of this Agreement after the Initial Closing, the Sellers agree to promptly remit (or cause to be promptly remitted) such funds or documents to the Purchaser or its designated Affiliate (after, in the case of funds and where applicable, the deduction of any amount in respect of output VAT for which the relevant Seller (or the relevant Affiliate thereof), or any member of any VAT group to which the relevant Seller (or the relevant

Affiliate thereof) belongs, is required to account). In the event that the Purchaser or any Affiliate of the Purchaser (including, for the avoidance of doubt, the Acquired Company) receives any payment related to any Excluded Asset or Excluded Liability or any mail, courier package, facsimile transmission, purchase order, invoice, service request or other document intended for or otherwise the property of the Sellers or one of their Affiliates pursuant to the terms of this Agreement after the Initial Closing, the Purchaser agrees to promptly remit (or cause to be promptly remitted) such funds or documents to the applicable member of the Seller Group (after, in the case of funds and where applicable, deduction of any amount in respect of output VAT for which the Purchaser (or the relevant Affiliate thereof), or any member of any VAT group to which the Purchaser (or the relevant Affiliate thereof) belongs, is required to account).

10.3Records and Documents.
(a)Following the Initial Closing Date and for two (2) years thereafter (or, except as otherwise expressly stated herein, six (6) years in the case of Tax-related documents and information), the Sellers shall, and shall cause the other members of the Seller Group to (i) grant to the Purchaser and its Representatives, at the Purchaser’s reasonable request, reasonable access through and under the supervision of an Authorized Seller Representative during normal business hours and under reasonable circumstances to, and, in the case of records, documents, contracts and information, the right to make copies at the Purchaser’s sole expense of, those employees, records, documents, contracts and information in the Sellers’ employ or possession related to the Business, the Acquired Company, the Acquired Assets or the Assumed Liabilities as may be reasonably necessary for the Purchaser’s operation of the Business after each applicable Closing (including any audit of deferred revenue) or for litigation, preparation of financial statements, Tax Returns, Tax Contests, employer immigration filings and other valid business purposes and (ii) to the extent reasonably practicable, maintain all such records, documents, contracts and information in the same or a similar accessible format as currently existing. Such records, documents, contracts and information shall include correspondence (including e-mail correspondence), warranty records, litigation files and all other records, documents, contracts and information reasonably necessary in connection with any litigation, preparation of financial statements, Tax Returns and Tax Contests. If any Seller wishes to dispose of any of such records, documents, contracts or information within two (2) years after the Initial Closing Date (or six (6) years in the case of Tax-related documents and information), the Sellers shall first give the Purchaser sixty (60) days’ written notice, during which period the Purchaser shall have the right to take such records, documents, contracts and information without payment of consideration, and only after the expiration of such sixty (60) day period may such Seller dispose of such records, documents, contracts or information.
(b)Following the Initial Closing Date and for two (2) years thereafter (or six (6) years in the case of Tax-related documents and information), the Purchaser shall grant to the Sellers and their respective Representatives, at any Seller’s reasonable request, reasonable access through and under the supervision of the Purchaser’s personnel during normal business hours and under reasonable circumstances to, and the right to make copies at the Sellers’ sole expense of, those records, documents and contracts covering any period prior to each applicable Closing related to the Business, the Acquired Company or the Acquired Assets as may be reasonably necessary for litigation, preparation of financial statements, Tax Returns, Tax Contests and other valid business purposes. If the Purchaser wishes to dispose of any of such records, documents, contracts or information within two (2) years after the Initial Closing Date (or six (6) years in the case of Tax-related documents and information), the Purchaser shall first give the Sellers sixty (60) days’ written notice, during which period the Sellers shall have the right to take such records, documents, contracts and information without payment of consideration, and only after the expiration of such sixty (60) day period may the Purchaser dispose of such records, documents, contracts or information.
(c)If so requested by either the Sellers or the Purchaser, the other party shall enter into a customary joint defense agreement with the Sellers or the Purchaser with respect to any information to be provided to such party pursuant to this Section 10.3. All rights of access to information and documents granted under this Section 10.3 are subject to restrictions on access to classified facilities and information imposed by Governmental Entities. Each party agrees that any investigation undertaken pursuant to the access granted under this Section 10.3 shall be conducted in such a manner as not to unreasonably interfere with the operation of the other party’s business. Notwithstanding anything to the contrary in this Agreement, neither party nor any of its respective Affiliates shall be required to provide access to or disclose information where such access or disclosure would jeopardize attorney-client privilege or contravene any Laws or Orders or confidentiality obligations of such party; provided that if reasonably practicable, the Sellers will, and will cause their respective Affiliates to, use Reasonable Efforts to cooperate with the Purchaser in making alternative arrangements if access and disclosure is declined pursuant to the foregoing.

10.4Indemnification. The Purchaser will not take any action to alter or impair any exculpatory or indemnification provisions now existing in the charter or bylaws (or comparable constituent document) of the Acquired Company for the benefit of any individual who served as a director or officer of the Acquired Company, at any time prior to the Initial Closing (each an “Affiliate Indemnified Party”), except for any actions which may be required by applicable Law or Order and any actions which do not affect the application of such provisions to acts or omissions of such individuals prior to the Initial Closing. Without limiting the generality of the foregoing, and notwithstanding the provisions of Section 8.6(a), the provisions of this Section 10.4 are intended for the benefit of, and may be enforced by, each of the Affiliate Indemnified Parties and their respective heirs.

10.5Confidential Information. The parties agree as follows:
(a)The Sellers agree that following the Initial Closing Date they shall, and shall cause their respective directors, officers, employees, advisors and Affiliates to, keep the Business Confidential Information (as defined below), confidential for a period of two (2) years from the Initial Closing Date (and, with respect to any and all Trade Secrets, for so long as such Trade Secrets are protectable under applicable Law), except that any Business Confidential Information may be disclosed to the extent such disclosure is (i) required by or requested pursuant to any applicable Law or Order (including those promulgated by the SEC), or (ii) necessary to establish or exercise any rights under this Agreement or any other Transaction Agreement. In the event that the Sellers or any of their Affiliates or Representatives is required by any applicable Law or Order to disclose any such Business Confidential Information, the Sellers shall, (i) to the extent permissible by such applicable Law or Order, provide the Purchaser with prompt written notice of such requirement, (ii) disclose only that information that the Sellers determine (with the advice of counsel) is required by such applicable Law or Order to be disclosed and (iii) use Reasonable Efforts to preserve the confidentiality of such Business Confidential Information, including by, at the Purchaser’s request and sole expense, reasonably cooperating with the Purchaser to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such Business Confidential Information. For purposes hereof, the term “Business Confidential Information” means all information to the extent it relates to the Business, the Acquired Company, the Acquired Assets or the Assumed Liabilities, other than any such information that (A) is available to the public on the Initial Closing Date, or thereafter becomes available to the public other than as a result of a breach of this Section 10.5(a) or any other obligation of confidentiality; (B) is developed after the Initial Closing Date by any member of the Seller Group or any of their respective Affiliates independently and without reference to or use of Business Confidential Information; or (C) is received by any member of the Seller Group or any of their respective Affiliates after the Initial Closing Date from a Third Party which third party is not known by any of the Sellers to be bound by any obligation of confidentiality.
(b)Subject to the Outbound Intellectual Property License Agreement, the Purchaser agrees that following the Initial Closing Date it shall, and shall cause its directors, officers, employees, advisors and Affiliates (including the Acquired Company) to, keep the Seller Confidential Information (as defined below) confidential for a period of two (2) years from the Initial Closing Date (and, with respect to any and all Trade Secrets, for so long as such Trade Secrets are protectable under applicable Law), except that any Seller Confidential Information may be disclosed to the extent such disclosure is (i) required by or requested pursuant to any applicable Law or Order (including those promulgated by the SEC) or (ii) necessary to establish or exercise any rights under this Agreement or any other Transaction Agreement. In the event that the Purchaser or any of its Affiliates or Representatives is required by any applicable Law or Order to disclose any such Seller Confidential Information, the Purchaser shall, (i) to the extent permissible by such applicable Law or Order, provide the Sellers with prompt written notice of such requirement, (ii) disclose only that information that the Purchaser determines (with the advice of counsel) is required by such applicable Law or Order to be disclosed and (iii) use Reasonable Efforts to preserve the confidentiality of such Seller Confidential Information, including by, at the Sellers’ request and sole expense, reasonably cooperating with the Sellers to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such Seller Confidential Information. For purposes hereof, the term “Seller Confidential Information” means all information of any member of the Seller Group or any of their respective Affiliates (excluding for such purposes and for the avoidance of any doubt, the Acquired Company) that relates to the Excluded Assets or the Excluded Liabilities and provided to the Purchaser in connection with the Contemplated Transaction or otherwise in the possession of the Purchaser or one of its Affiliates (including the Acquired Company) following the Initial Closing, other than any such information that (A) is available to the public on the Initial Closing Date, or thereafter becomes available to the public other than as a result of a breach of this Section 10.5(b) or any other obligation of confidentiality; (B) is developed after the Initial Closing Date by any member of the Purchaser Group or any of their respective Affiliates independently and without reference to or use of Seller Confidential Information; or (C) is received by any member of the Purchaser Group or any of their respective Affiliates after the Initial Closing Date from a Third Party which third party is not known by the Purchaser to be bound by any obligation of confidentiality.
(c)In no event will the Purchaser or the Acquired Company or any Affiliate or agent of those Persons involved in the operation of the Business advertise or hold itself out as a member of the Seller Group or any of their respective Affiliates after the Initial Closing Date. In no event will any member of the Seller Group or any of their respective Affiliates or any agent of those Persons hold itself out as the Purchaser or any Affiliate of the Purchaser after the Initial Closing Date.

10.6Assignment of Contracts.
(a)Notwithstanding any other provision of this Agreement, (i) this Agreement does not constitute an agreement to assign or transfer, or effect an assignment or transfer, of any Assumed Contract or any Assumed Real Property Lease, or any claim or right or any benefit arising thereunder or resulting therefrom, with respect to which the Sellers have not obtained a required consent to assignment or transfer (or, in the case of any Shared Contract, split and partial assignment or novation) as of the applicable Closing if an attempted assignment or transfer (or, in the case of any Shared Contract, split and partial assignment or novation) thereof without the consent of a Third Party (including any Governmental Entity) would constitute a breach or other contravention thereof or a violation of Law or Order (each such consent, a “Required Consent”), (ii) such Assumed Contract, Assumed Real Property Lease or claim, right or benefit shall not constitute an Acquired Asset, and any Liability arising therefrom or related thereto shall not constitute an Assumed Liability, in each case unless and until the applicable Required Consent shall have been obtained and (iii) the parties agree to cooperate in good faith to take such actions as are reasonably necessary to avoid any breach or violation of any Assumed Contract or Assumed Real Property Lease as a result of any failure to obtain any Required Consent, in each case, until the earlier of (A) the expiration of the applicable Contract, (B) the date that is twelve (12) months following the applicable Closing Date and (C) the termination of this Agreement in accordance with its terms.
(b) (i) The Sellers agree to use, and to cause their Affiliates to use, Reasonable Efforts to obtain as promptly as reasonably practicable all Required Consents relating to (w) any Material Customer Contract, (x) any Material Vendor Contract (other than those set forth on Schedule 1.1(d)(ii) or Schedule 1.1(d)(v)), (y) any Contract, other than the Material Vendor Contracts identified on Schedule 1.1(d)(ii) or Schedule 1.1(d)(v), for Third Party Embedded Software set forth on Schedule 3.8(b)(i) of the Seller Disclosure Schedule and any other Contracts for Third Party Embedded Software entered into after the date hereof in accordance with Section 5.1 (it being understood that in the case of such Contracts for Third Party Embedded Software, the Sellers shall, and shall cause their Affiliates, to also use Reasonable Efforts if necessary to assist the Purchaser or a member of the Purchaser Group in obtaining its own licenses, on terms and conditions that are substantially the same or better than those from which the Business benefits as of the date hereof) or (z) any Assumed Real Property Lease (each an “Efforts Contract” and, collectively, the “Efforts Contracts”) and (ii) the Purchaser agrees to use Reasonable Efforts to cooperate in connection with the same, in each case, until the earlier of (A) the expiration of the applicable Contract, (B) the date that is twelve (12) months following the applicable Closing Date and (C) the termination of this Agreement in accordance with its terms.
(c)Without limiting the foregoing, at a time to be mutually agreed between the Purchaser and the Sellers, but in any event no later than forty-five (45) days following the date hereof, the Sellers (or their Affiliates) shall send a mutually agreed upon notice to each Customer (and any Person that becomes a customer of the Business following the date hereof and prior to the applicable Closing Date), each counterparty to any Assumed Contract (including any Assumed Contract entered into following the date hereof and prior to the applicable Closing Date) or any Assumed Real Property Lease, which notice shall:
(i)inform such Person (A) of the contemplated sale of the Business to the Purchaser, (B) of the assignment or transfer of the applicable Assumed Contract or Assumed Real Property Lease (or, in the case of any Shared Contract, the split and partial assignment or novation of such Contract) to the Purchaser or its applicable Affiliate effective as of the applicable Closing and (C) that the Purchaser or its applicable Affiliate will be providing the relevant Business services or Transferred Products, as applicable, from and after the applicable Closing;
(ii)in the case of a notice relating to an Efforts Contract, solicit such Person to promptly and affirmatively deliver such Required Consent by countersigning and returning to the Sellers a copy of such notice;
(iii)in the case of a notice relating to any Contract other than an Efforts Contract, informing such Person that, notwithstanding anything to the contrary in the applicable Contract, such Required Consent will be deemed to have been delivered by such Person unless such Person shall have affirmatively contested the assignment or transfer of the applicable Contract or (or, in the case of any Shared Contract, the split and partial assignment or novation of such Contract) to the Purchaser or its applicable Affiliate within thirty (30) days following the date of such notice by sending written notice to the Sellers; and
(iv)include such other information as the Purchaser may reasonably request.
With respect to each Shared Customer Contract, from and after the date of such notice until such Shared Customer Contract shall have been split and assigned in part or novated to the Purchaser or its applicable Affiliate, the Sellers shall, and shall cause their Affiliates to, prepare and deliver to the Purchaser a separate invoice for the portion of amounts due under such Shared Customer Contract that relates to the Business.
(d)The Sellers shall transfer and assign (or, in the case of a Shared Contract, split and partially assign or novate) the Assumed Contracts and the Assumed Real Property Leases (in each case, for which all Required Consents, if any, shall have been obtained) to the Purchaser or its applicable Affiliate pursuant to the Transfer Documents at the Initial Closing or, if the applicable Required Consents are obtained following the Initial Closing, as promptly as reasonably practicable following the receipt thereof; provided, that no Deferred Jurisdiction Contract shall be transferred or assigned until the applicable Additional Closing. For purposes of this Section 10.6(d), unless otherwise required by applicable Law, (i) with respect to any Required Consent relating to any an Efforts Contract, such Required Consent shall be deemed to have been obtained if the Person from whom such Required Consent is required shall have affirmatively provided such consent by returning a countersigned copy of the notice delivered to such Person pursuant to Section 10.6(c) and (ii) with respect to any Required Consent relating to a Contract that is not an Efforts Contract, such Required Consent shall be deemed to have been obtained if the Person from whom such Required Consent is required (A) shall not have affirmatively contested the assignment or transfer (or, in the case of a Shared Contract, split and partial assignment or novation) of the applicable Contract to the Purchaser or its applicable Affiliate prior to the Initial Closing Date and (B) shall have continued to perform in all material respects its obligations relating to the Business under the applicable Contract during the period between the date of the notice delivered to such Person pursuant to Section 10.6(c) and the Initial Closing Date, in any case subject to the last sentence of Section 10.6(e).
(e)With respect to any Assumed Contract or Assumed Real Property Lease (whether existing as of the date hereof or entered into prior to the Initial Closing Date in accordance with Section 5.1) for which any Required Consent shall not have been obtained (or deemed obtained pursuant to Section 10.6(d)) on or prior to the Initial Closing (each such Contract, a “Back-to-Back Contract”), the Sellers and the Purchaser will, in accordance with and pursuant to the terms of the Transition Services Agreement, implement, from and after the Initial Closing until the earlier of (x) the expiration of such Back-to-Back Contract in accordance with its terms or (y) the date following receipt of all applicable Required Consents upon which such Back-to-Back Contract is transferred and assigned (or, in the case of a Shared Contract, split and partially assigned or novated) to the Purchaser or its applicable Affiliate in accordance with Section 10.6(d), a lawful and reasonable arrangement, to the extent so permitted under applicable Law, to provide the Purchaser Group all the obligations under (to the extent such obligations would constitute Assumed Liabilities if all applicable Required Consents were obtained) and benefits of (to the extent such benefits would constitute Acquired Assets if all applicable Required Consents were obtained) any such Back-to-Back Contract, including by subcontracting, licensing, sublicensing, leasing or subleasing to the Purchaser Group of any or all of the Seller Group’s rights and obligations with respect to such Contract (to the extent such rights and obligations would constitute Acquired Assets or Assumed Liabilities, respectively, if all applicable Required Consents were obtained); provided, that in the case of any Back-to-Back Contract that by its terms prohibits the foregoing arrangement, the Sellers shall use Reasonable Efforts to obtain the affirmative consent of the counterparty to such Back-to-Back Contract to the foregoing arrangements, and the foregoing arrangement shall apply to all such Back-to-Back Contracts in respect of which such consent is obtained; and provided, further, that unless and until such affirmative consent is obtained, the Sellers and the Purchaser will enter into a reseller arrangement between the Purchaser (or any Affiliate thereof) and the Sellers (or any Affiliate thereof) with respect to such Back-to-Back Contract with substantially similar effect to the foregoing arrangements in accordance with and pursuant to the terms of the Existing Customer Reseller Agreement. With respect to any Assumed Contract (whether existing as of the date hereof or entered into prior to the Initial Closing Date in accordance with Section 5.1) with a Customer that relates to Belgium, Brazil, Germany, India, Italy or the Netherlands, in each case only if the applicable jurisdiction is not included in the Initial Closing (each such Contract, a “Deferred Jurisdiction Contract”), the Sellers and the Purchaser will, in accordance with and pursuant to the terms of the Existing Customer Reseller Agreement, implement, from and after the Initial Closing until the earlier of (x) the expiration of such Deferred Jurisdiction Contract in accordance with its terms or (y) the applicable Closing for the jurisdiction to which such Deferred Jurisdiction Contract relates, a lawful and reasonable reseller arrangement, to the extent so permitted under applicable Law, to provide the Purchaser Group all the obligations under (to the extent such obligations would constitute Assumed Liabilities if the applicable Closing for the jurisdiction to which such Deferred Jurisdiction Contract relates were to occur) and benefits of (to the extent such benefits would constitute Acquired Assets if the applicable Closing for the jurisdiction to which such Deferred Jurisdiction Contract relates were to occur) any such Deferred Jurisdiction Contract. In any such arrangement, (i) the Sellers will, and will cause their Affiliates to, (A) not terminate, or waive, release or assign any such right under any such Back-to-Back Contract or Deferred Jurisdiction Contract (or settle or compromise any Claim related thereto) without the prior written consent of the Purchaser (which may be withheld in the Purchaser’s sole discretion), (B) at the request of the Purchaser, use Reasonable Efforts to enforce such rights under each such Back-to-Back Contract and Deferred Jurisdiction Contract on behalf of the Purchaser or its designated Affiliate, (C) at the request of the Purchaser, accept or reject purchase orders, statements of work, change orders, proposed amendments and similar ancillary agreements to any such Back-to-Back Contract or Deferred Jurisdiction Contract, (D) at the request of the Purchaser, terminate any Back-to-Back Contract or Deferred Jurisdiction Contract that is terminable in accordance with its terms and (E) promptly notify the Purchaser of any request by a counterparty to any Back-to-Back Contract or Deferred Jurisdiction Contract to change the scope or details of the services provided thereunder and (ii) the Purchaser or its designated Affiliate will, with respect to such obligations and benefits under such Back-to-Back Contracts and Deferred Jurisdiction Contracts (A) bear the sole responsibility for completion of the work or provision of goods and services, (B) be solely entitled to all benefits thereof, economic or otherwise and (C) be solely responsible for any warranty or breach thereof and any repurchase, indemnity and service obligations thereof (in each case solely to the extent such obligations would constitute Assumed Liabilities if all applicable Required Consents were obtained and, in the case of any Deferred Jurisdiction Contract, the applicable Closing for the jurisdiction to which such Deferred Jurisdiction Contract relates were to occur). Notwithstanding anything to the contrary herein, if, following the Initial Closing and prior to the expiration of any Assumed Contract (including any Assumed Contract entered into following the date hereof and prior to the applicable Closing Date, but excluding any Deferred Jurisdiction Contract) in respect of which a Required Consent was deemed to have been obtained pursuant to Section 10.6(d), the applicable Customer (or Person that becomes a customer of the Business following the date hereof and prior to the Initial Closing) affirmatively contests the assignment or transfer (or, in the case of a Shared Contract, split and partial assignment or novation) to the Purchaser or its applicable Affiliate of such Assumed Contract, such Contract shall be deemed a Back-to-Back Contract for all purposes hereunder from and after the date on which the Purchaser notifies the Sellers of such objection and the alternative arrangements described in this Section 10.6(e) shall apply with respect thereto. For the avoidance of doubt, the Purchaser’s obligations and Liabilities incurred in performance of the Back-to-Back Contracts and the Deferred Jurisdiction Contracts pursuant to the Transition Services Agreement or the Existing Customer Reseller Agreement, as applicable, shall be no greater than the obligations and Liabilities the Purchaser would have incurred pursuant to such Back-to-Back Contracts if all Required Consents with respect to such Back-to-Back Contracts had been obtained or pursuant to such Deferred Jurisdiction Contract if the applicable Closing for the jurisdiction to which such Deferred Jurisdiction Contract relates had occurred.
(f)With respect to any Back-to-Back Contract with a Customer for which any Required Consent has not been obtained (or deemed obtained pursuant to Section 10.6(d)), the Purchaser shall, beginning no later than three (3) months prior to the applicable renewal date of such Back-to-Back Contract, use Reasonable Efforts to transition such Customer to a written agreement with the Purchaser (or its applicable Affiliate), effective as of the applicable renewal date, which agreement shall replace and terminate any portion of such Back-to-Back Contract that obligates any member of the Seller Group to provide such Customer any products or services of the Business. The Sellers shall, and shall cause their respective Affiliates to, use Reasonable Efforts to assist the Purchaser with the same. In the event that any such Customer refuses to enter into such an agreement with the Purchaser (or the applicable member of the Purchaser Group) at the time of such Customer’s applicable renewal date, the Purchaser or the Sellers shall notify the other party, as applicable, of such fact and, thereafter, EMC or the Purchaser may elect that the New Business Reseller Agreement apply to the applicable renewed Contract to enable EMC (or an Affiliate thereof) to service such Customer; provided, that (i) EMC may so elect only if the applicable Customer was one of the top one hundred (100) largest customers of Dell and its Affiliates by revenue during the then-most recent full fiscal year and (ii) if so elected by EMC, the term during which the New Business Reseller Agreement shall apply to such Contract shall not exceed twelve (12) months.
(g)With respect to any Assumed Contract with a Customer entered into in accordance with this Agreement by any member of the Seller Group following the Initial Closing Date and prior to the Closing in the applicable jurisdiction, the New Business Reseller Agreement shall apply to such Assumed Contract to enable EMC (or an Affiliate thereof) to service such Customer.
(h)The Sellers and the Purchaser each agree that “Reasonable Efforts” for purposes of this Section 10.6 includes (i) an obligation on the Sellers to use reasonable efforts to provide any information about each Contract reasonably requested by the Purchaser (including technical information and pricing information), (ii) assistance in negotiations with the counterparties and (iii) an obligation on the Sellers to pay for any transfer fee or any other one-time fee associated with obtaining the relevant Required Consent or the assignment of the Sellers’ Contracts for Selected Third Party Embedded Software (unless the Purchaser or a member of the Purchaser Group already has a license of sufficient scope for such Selected Third Party Embedded Software).

10.7Transfer of Acquired Assets; Risk of Loss.
(a)The Sellers shall cause any Encumbrances on the Acquired Assets (other than Permitted Encumbrances on Acquired Assets other than the Acquired Company Shares) to be released, discharged and terminated in full prior to the applicable Closing, and shall deliver to the Purchaser all of the Acquired Assets free and clear of any such Encumbrances (other than Permitted Encumbrances on Acquired Assets other than the Acquired Company Shares).
(b) (i) Prior to each applicable Closing Date, the Sellers will, at their cost and expense, prepare for (A) relocation the Acquired Assets located at any facilities currently occupied by any Seller or any of their respective Affiliates which facilities are not to be purchased, assigned, subleased, transferred to or otherwise occupied by the Purchaser Group pursuant to this Agreement, any Transaction Agreement or any other agreement entered into in connection with the Contemplated Transactions (each such facility, an “Excluded Seller Facility”) and (B) all data transfers (including from the Seller Group information databases, servers, or data infrastructure facilities), delivery and transmission reasonably required in connection with the transfer of the Acquired Assets and (ii) promptly following each applicable Closing Date the Purchaser will (A) at its cost and expense, accept transfer of and relocate such Acquired Assets from the relevant Excluded Seller Facility and (B) be responsible for any reasonable out-of-pocket costs and expenses incurred by the Sellers in connection with the customization of any data required to allow such data to be compatible with the Purchaser’s systems, as requested by the Purchaser. Subject to the provisions hereof, the Sellers agree to cooperate, customize and agree to cause the other members of the Seller Group to cooperate, with the Purchaser Group and provide the Purchaser Group all assistance reasonably requested by the Purchaser in connection with the planning and implementation of the removal and relocation of any Acquired Assets or any portion of any of them to such location as the Purchaser will designate. The Acquired Assets will be transported from the Excluded Seller Facility by or on behalf of the Purchaser, and until all of the Acquired Assets are removed from an Excluded Seller Facility, the Sellers will each permit, and will cause their respective Affiliates to permit, the Purchaser and its authorized Representatives, upon reasonable prior notice, to have reasonable access to such Excluded Seller Facility during normal business hours (or such other hours the parties deem reasonable or appropriate) to accept transfer of the Acquired Assets.
(c)All risk of loss as to the Acquired Assets will be borne by, and will pass to, the Purchaser Group as of the applicable Closing for each such Acquired Asset, except in the case of tangible Acquired Assets and data transfers, for which the risk of loss will be borne by, and will pass to the Purchaser Group at the time of transfer of possession of such tangible Acquired Asset or successful receipt by the Purchaser Group of such data. The Sellers will be responsible for, at their sole cost and expense, (i) disconnecting and detaching all fixtures and equipment that are Acquired Assets from the roof, floor, ceiling and walls of an Excluded Seller Facility so as to be freely removed from such Excluded Seller Facility by the Purchaser Group, (B) packaging and crating the Acquired Assets for transporting to and reinstalling the Acquired Assets at such location(s) as the Purchaser will determine, and (C) repairing any damage that is caused by such removal.

10.8Certain Real Property Matters.
(a)At each applicable Closing, the Purchaser shall reimburse the Seller Group for an amount equal to the total of any and all security deposit monies then being held by the landlords under the Assumed Real Property Leases as set forth in Schedule 10.8. With respect to the letters of credit or other similar instruments held by the applicable landlord under an Assumed Real Property Lease as set forth in Schedule 10.8 (each, a “Lease Security Instrument”) as security for performance of the tenant’s obligations under such Assumed Real Property Lease, the Purchaser shall use Reasonable Efforts to cause each and every such Lease Security Instrument to be returned to the applicable member of the Seller Group promptly following the applicable Closing Date and the Sellers shall, and shall cause the other members of the Seller Group to, cooperate with the Purchaser with respect thereto. The Purchaser agrees, unconditionally and irrevocably, to reimburse and indemnify the Sellers and their respective Affiliates for and against all payments, costs and expenses incurred by such Persons as a result of facts and circumstances arising after the applicable Closing and relating to any Lease Security Instrument that is not replaced, released, terminated or returned on or prior to the applicable Closing Date, in each case until the release of the Sellers’ and their respective Affiliates’ obligations with respect thereto. The Sellers agree, unconditionally and irrevocably, to reimburse and indemnify the Purchaser and its Affiliates for and against all payments, costs and expenses incurred by any such Person as a result of facts and circumstances arising prior to the applicable Closing and relating to any Lease Security Instrument that has been reimbursed to the Seller Group. All claims hereunder and any reimbursements and indemnities required hereunder shall be made in accordance with the procedures set forth in Section 8.3, but shall not be subject to the limitations set forth in Section 8.5.
(b)At the Purchaser’s sole cost and expense, the Purchaser shall promptly and, in any event, within six (6) months following the applicable Closing Date, remove, or cause to be removed, from the Acquired Real Property any and all identification signage, including signs, windows or door lettering, placards or decorations identifying any member of the Seller Group or containing any Intellectual Property of the Seller Group other than the rights of any of the Sellers (if any) which were licensed to the Purchaser Group pursuant to the Trademark License Agreement.
(c)The Purchaser acknowledges and agrees, subject to the Sellers’ obligation under Section 5.15, that (i) as of the applicable Closing Date, the Seller Group may cancel any and all of its insurance policies and coverages with respect to the Acquired Real Property, and (ii) following the applicable Closing Date, (A) the Purchaser assumes any and all Liabilities with respect to maintaining insurance on the Acquired Real Property, and (B) the Seller Group shall have no Liability whatsoever with respect thereto.

10.9Closing of Books. Each party agrees to consult in good faith and cooperate with the other party and its Representatives, including by making its employees and advisors available to the other party as reasonably requested, in the closing of the Seller Group’s books and records with respect to the Business as of the Initial Closing Date in accordance with the Sellers’ regular closing schedule and procedures. Employees and advisors of each party shall be made available pursuant to the preceding sentence only upon reasonable notice during normal business hours, and in a manner that does not unreasonably interfere with the operation of the businesses of such party and its Affiliates.

10.10Employees and Employee Benefits.
(a)Sellers covenant and agree to provide the Purchaser, as soon as practicable following the date of this Agreement (but no later than fifteen (15) days following the date hereof), with the information, on a non-anonymized basis, required to be included in the list provided pursuant to Section 3.14(a) (also including the title/position of such Employee of the Business). The Purchaser covenants and agrees to, and, as applicable, shall cause members of the Purchaser Group to, offer employment effective on the Initial Closing Date (or the date of any Additional Closing, as applicable), in accordance with local legal requirements, to all Employees of the Business and the employees of the Seller Group and their respective Subsidiaries that are identified on Schedule 10.10(a), including any such employees who are absent due to vacation, family leave, short-term disability or other approved leave of absence, but excluding all such employees who are, as of the date hereof or on the applicable Closing Date, on a performance improvement plan or receiving long term disability benefits under any Seller Benefit Plan (such Employees of the Business who accept such employment and commence employment on the applicable Closing Date, the “Transferred Employees”); provided, however, that such Purchaser obligation is subject to receiving the necessary correct and complete information from the Sellers as described in this Section 10.10(a).
(b)During the period commencing on the Initial Closing Date and ending on the date which is twelve (12) months from the Initial Closing (or if earlier, the date of the Transferred Employee’s termination of employment with the Purchaser or an Affiliate of the Purchaser), the Purchaser shall, or shall cause members of the Purchaser Group to, provide each Transferred Employee with annual base salary or base wages, as applicable, annual cash target incentive compensation opportunities (excluding (A) equity or equity-based incentives, (B) any incentives or benefits (whether or not equity-based) established in connection with the Dell Acquisition by a member of the Seller Group or Dell (or any of their respective Affiliates), (C) the accelerated payments and benefits listed in Schedule 5.1(b)(i)(B) (the “Accelerated Incentive Awards”) or the entitlement to receive any similar acceleration in respect of any incentive compensation opportunities and (D) the Retention Plan Obligations), severance compensation (including severance benefits) and defined contribution retirement and health and welfare benefits that are substantially similar in the aggregate to those received by such Transferred Employee (unless otherwise required by applicable Law or in connection with a transfer of undertakings or other transfer of employees under applicable Law, in which case the Purchaser shall comply with such applicable Law), immediately prior to the Initial Closing; provided, however, that the annual base salary or base wages, as applicable, shall be not less than the annual base salary or base wages, as applicable, as provided to such Transferred Employee prior to the Initial Closing.
(c)For purposes of eligibility, vesting and level of benefits (but not for purposes of benefit accruals under any defined benefit pension plan) under the benefit and compensation plans, programs, agreements and arrangements of the Purchaser or any applicable members of the Purchaser Group in which Transferred Employees are eligible to participate following the applicable Closing (the “Purchaser Plans”), the Purchaser and any applicable members of the Purchaser Group shall credit each Transferred Employee with his or her years of service with the Acquired Company, any member of the Seller Group and their applicable Subsidiaries and any predecessor or other entities, to the same extent as such Transferred Employee was entitled immediately prior to the applicable Closing to credit for such service under any similar Seller Benefit Plan; provided, however, that no such service shall be credited to the extent that it would result in a duplication of benefits with respect to the same period of service. In addition, the Purchaser or any applicable member of the Purchaser Group will use Reasonable Efforts to cause (i) each Transferred Employee to be immediately eligible to participate, without any waiting time, in any and all Purchaser Plans, (ii) for purposes of each Purchaser Plan providing medical, dental, pharmaceutical or vision benefits to any Transferred Employee, all pre-existing condition exclusions and actively-at-work requirements of such Purchaser Plan to be waived for such Transferred Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Seller Benefit Plans in which such Transferred Employee participated immediately prior to the applicable Closing, and (iii) for the plan year in which the applicable Closing occurs, the crediting of each Transferred Employee with any co-payments, deductibles and out-of-pocket expenses paid prior to the time of the applicable Closing in satisfying any applicable copayments, deductibles or out-of-pocket requirements under any Purchaser Plan. In addition, the Purchaser or any applicable member of the Purchaser Group will credit each Transferred Employee the amount of accrued and unpaid hours of vacation, personal hours, paid-time-off or days earned, and sick leave applicable to such Transferred Employee as of or prior to the applicable Closing (collectively referred to herein as such Transferred Employee’s “Accrued PTO”).
(d)The Purchaser and the Sellers intend that the Contemplated Transactions should not constitute a separation, termination or severance of employment of any employee who accepts an employment offer by the Purchaser that is consistent with the requirements of Section 10.10(b), including for purposes of any Seller Benefit Plan (other than those identified in Schedule 10.10(d)) that provides for separation, termination or severance benefits, and that each such employee will have continuous employment immediately before and immediately after the Initial Closing (or the date of any Additional Closing, if applicable). The Purchaser shall assume, be responsible for, and shall perform and discharge, or cause to be performed and discharged, and shall indemnify and hold harmless the Seller Group and its Affiliates from and against, (i) all Severance Liabilities that arise out of the termination of employment by any member of the Purchaser Group or any of its Affiliates of any Transferred Employee following the applicable Closing (for the avoidance of doubt, after the date that is twelve (12) months following the Initial Closing Date, such Severance Liabilities shall exclude any reference to any Seller Benefit Plan or Seller policy), (ii) all Severance Liabilities that arise due to the Purchaser’s failure to comply with Section 10.10(b) and (iii) all Severance Liabilities that arise out of the transfer of Accrued PTO in lieu of payment thereof on or following the applicable Closing. The Sellers shall assume, be responsible for, and shall perform and discharge, or cause to be performed and discharged, and shall indemnify and hold harmless the Purchaser Group and its Affiliates from and against, all Severance Liabilities that arise out of the termination of employment by any member of the Seller Group or the Acquired Company of any employees of the Business prior to the applicable Closing. As used herein, “Severance Liabilities” (the “Severance Liabilities”) shall include all Liabilities arising under this Section 10.10(d), and, with respect to the termination of employment of any Employee of the Business in connection with the Contemplated Transactions, all statutory, contractual (to the extent made pursuant to a Seller Benefit Plan) or other severance or other separation benefits, and any other payment obligations or Liabilities arising out of or related directly to the termination of employment of any such Employee of the Business in connection with the Contemplated Transactions (including any payment of Accrued PTO and compensation payable during a termination notice period, whether required by applicable Law or by a Seller Benefit Plan or Seller policy existing as of the date hereof, and any payments pursuant to a judgment of a court having jurisdiction over the parties (but specifically excluding (A) any pension benefits under the Seller Benefit Plans with respect to service prior to the applicable Closing with any member of the Seller Group, for which the Sellers shall be responsible in any event and (B) the Retention Plan Obligations). The Purchaser and the Sellers shall each assume, be responsible for, and shall perform and discharge, or cause to be performed and discharged, and shall indemnify and hold harmless each other and their respective Affiliates from and against, fifty percent (50%) of all Severance Liabilities, if any, that arise out of the termination of employment of an Employee of the Business who received an offer compliant with Section 10.10(b) that does not accept such offer.
(e)Nothing in this Agreement shall confer upon any Transferred Employees any right to continue in the employ or service of the Purchaser or any member of the Purchaser Group (including any member of the Purchaser Group) or constitute or create an employment agreement with, or modify the at-will status of, any Transferred Employee. Nothing in this Agreement, whether express or implied, shall be treated as an amendment or other modification of any Seller Benefit Plan or any other employee benefit plan of the Purchaser or prohibits the Purchaser or any of its Subsidiaries from amending or terminating any employee benefit plan.
(f)From the date of this Agreement until the Initial Closing, no less frequently than every three (3) weeks, and on the fifth (5th) Business Day prior to the Initial Closing Date, the Sellers shall deliver to the Purchaser a correct and complete list setting forth, as of the date of delivery, the information required to be included in the list provided pursuant to Section 3.14(a). Each such list shall clearly indicate incremental differences as compared to the most recently delivered list (or, in the case of the first such list, as compared to the list provided pursuant to Section 3.14(a)). No information or knowledge obtained by the Purchaser pursuant to this Section 10.10(f) shall (i) affect or be deemed to affect or modify any representation, warranty, covenant or agreement contained herein, the conditions to the obligations of the parties hereto to consummate the Closing in Article 6 or otherwise prejudice in any way the rights and remedies of the Purchaser hereunder or (ii) be deemed to affect or modify the Purchaser’s reliance on the representations, warranties, covenants and agreements made by the Sellers in this Agreement.
(g)The Purchaser and the Sellers shall each assume, be responsible for, and shall perform and discharge, or cause to be performed and discharged, and shall indemnify and hold harmless each other and their respective Affiliates from and against, fifty percent (50%) of all Damages resulting from Claims arising under the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar statute alleging that the transfer of employees pursuant to the Contemplated Transactions constitute “employment losses”.
(h)The parties shall coordinate and cooperate with each other in any communications or interactions (i) with any applicable works council, labor unions, trade unions, any other similar labor organizations or governmental labor agencies, departments or officials prior to or following the Initial Closing, (ii) between the date of this Agreement and the Final Closing, with Employees of the Business regarding the Contemplated Transactions, including any applicable relocation activities. The Sellers and the Purchaser shall use their respective best efforts to, as promptly as possible following the date hereof, (A) deliver to the applicable works councils in each jurisdiction where a filing, notification or an information or consultation process is reasonably expected to be required in connection with the Contemplated Transactions, including each jurisdiction set forth on Schedule 10.10(h), each such filing and notification and all information and documentation required to be so delivered in connection with the Contemplated Transactions, (B) take such other action as may be necessary to initiate each such information or consultation process and (C) take such action as may be necessary to complete each such information or consultation process.
(i)The Sellers shall take all necessary steps such that prior to the Initial Closing and at the Sellers’ sole cost and expense, except as provided for in Schedule 1.3(b), all outstanding equity, equity-

based or other incentive awards held by any Transferred Employee, including, for the avoidance of doubt, the Accelerated Incentive Awards and any other retention awards or retention plan obligations that have been granted, issued, promised or communicated to the Transferred Employees or that the Transferred Employees are otherwise entitled to receive (together, the “Seller Incentive Awards”) will have vested and been cashed out in full, and such accelerated vesting and payment will not result in any liability to any Transferred Employee under Section 409A of the Code. Except as provided for in Schedule 1.3(b), neither the Purchaser nor any of its Affiliates shall at any time have any liability under or with respect to the Seller Incentive Awards.

10.11EMC Software Rights. The Purchaser hereby grants to EMC a worldwide, perpetual, irrevocable, fully-paid, royalty-free, non-exclusive license, with the right to sublicense through multiple tiers in connection with Sellers’ or their Affiliates’ products, to use (including reproduce, create derivative works of, distribute, display, and perform) libraries and other similar size or type portions (“Libraries”) of the Transferred Products, but solely to the extent that such Libraries were used by EMC or its Affiliates’ products or services prior to the Initial Closing Date, and provided that such Libraries were not incorporated with the intent of replicating the overall functionality of the Transferred Products; provided that, with respect to any Libraries that enable integration with the Transferred Products such as an SDK or non-official SDK (“SDKs”), notwithstanding the above, the foregoing license shall be limited to a period of twelve (12) months after the Initial Closing Date and the above sublicense right shall be only for so long as such license is in place.  For the avoidance of doubt, nothing in this Section 10.11 shall be construed as a right to use or distribute any substantial portion of a Transferred Product and (ii) the parties will, upon EMC’s request, negotiate a Contract in good faith under which EMC will receive a license to use such SDKs following such twelve (12) month period.

ARTICLE 11
MISCELLANEOUS

11.1Governing Law; Forum.
(a)The Laws of State of Delaware (without reference to its principles of conflicts of law) shall govern the construction, interpretation and other matters arising out of or in connection with this Agreement and its exhibits and schedules (whether arising in contract, tort, equity or otherwise). Notwithstanding the foregoing or anything to the contrary contained in this Agreement, each of the parties hereto agrees that, except as specifically set forth in the Debt Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources in any way relating to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.
(b)The parties mutually desire that friendly collaboration will develop between them. Accordingly, they will try to resolve in a friendly manner all disagreements and misunderstandings connected with their respective rights and obligations under this Agreement or any agreement or document delivered pursuant hereto or the Transaction Agreements, including any amendments hereof and thereof. Except with respect to matters for which an injunction, specific performance or other equitable relief is sought pursuant to Section 11.12, in the event that after the date hereof, to the extent that any misunderstanding, dispute, controversy or claim (a “Dispute”) arising out of or relating to the Contemplated Transactions or the validity, interpretation, breach or termination of any such agreement cannot be resolved agreeably in a friendly manner either the Purchaser or the Sellers may by written notice to the other party (the “Initial Notice”) call for the consideration of such dispute by a high level management employee (a “High Level Management Employee”), to discuss and attempt to resolve the Dispute. Such High Level Management Employee may be assisted by other advisors, including accountants, attorneys and employees, in his or her discussions and negotiations with the other party. The Purchaser and the Sellers agree to negotiate in good faith with one another for an additional period ending sixty (60) days after the date of the Initial Notice. Any Dispute which the parties cannot resolve through negotiation within such sixty (60) day period may then be submitted to the courts for resolution pursuant to Section 11.1(c). Nothing in this Section 11.1(b) will prevent either party from resorting to judicial proceedings if (i) Reasonable Efforts to resolve the Dispute under these procedures have been unsuccessful or (ii) interim relief from a court is necessary to prevent serious and irreparable injury to one party or to others. All offers of compromise or settlement among the parties or their Representatives in connection with the attempted resolution of any Dispute shall be deemed confidential settlement communications that have been delivered in furtherance of a Dispute settlement and shall be exempt from discovery and production and shall not be admissible in evidence (whether as an admission or otherwise) in any proceeding for the resolution of the Dispute.
(c)Except as set forth in Sections 9.6 and 9.7, the parties hereto irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware located in Wilmington, Delaware (or if such court does not have subject matter jurisdiction over such action or proceeding, the federal courts of the United States of America located in the City of Wilmington in the State of Delaware). Each party hereby irrevocably agrees that all claims in respect of such Dispute or proceeding will be heard and determined in such courts (and the courts hearing appeals from such courts). The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such Dispute brought in such court or any defense of inconvenient forum in connection therewith. TO THE EXTENT PERMITTED BY APPLICABLE LAW THEN IN EFFECT, EACH PARTY HERETO WAIVES ITS RIGHT TO TRIAL OF ANY ISSUE BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM WHETHER BASED ON CONTRACT, TORT OR OTHERWISE ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING TO THE FINANCING, THE DEBT COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES THEREUNDER OR THE ACTION OF ANY OF THE PARTIES THERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.
(d)EXCEPT AS EXPRESSLY PROVIDED OTHERWISE IN THIS AGREEMENT, EACH PARTY HERETO WAIVES ANY CLAIM FOR ATTORNEYS’ FEES, COSTS OR PREJUDGMENT INTEREST FROM THE OTHER.
(e)Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against any of the Financing Source Related Parties in any way relating to this Agreement or any of the Contemplated Transactions, including any dispute arising out of or relating in any way to the Financing or the Debt Commitment Letter or the performance of any of the foregoing, in any forum other than a court of competent jurisdiction located within the City of New York, New York, in the Borough of Manhattan, whether a state or Federal court.

11.2Binding Effect, Assignment and Beneficiaries.
(a)This Agreement binds and benefits the parties and their respective successors and assignees, except that no party shall assign any of its rights under this Agreement prior to the Initial Closing without the prior written consent of the other parties hereto; provided that, without such consent, the Purchaser may transfer or assign its rights under this Agreement, in whole or in part from time to time, to the Financing Sources and any other financing sources for collateral security purposes, but no such transfer or assignment of this Agreement or of any of its rights under this Agreement pursuant to this Section 11.2(a) will relieve the Purchaser of its obligations hereunder. In addition, no party may delegate any performance of its obligations under this Agreement, except that the Purchaser may at any time assign, delegate or transfer in whole or in part this Agreement or the performance of its obligations to any Affiliate of the Purchaser so long as the Purchaser (i) remains fully responsible for the performance of the delegated obligations by executing such documents or instruments as the Sellers may reasonably request and (ii) such Affiliate executes a written agreement of assumption of such obligations in a form reasonably acceptable to the Sellers.
(b)Notwithstanding the foregoing, following the Initial Closing, each Seller may assign or delegate all or part of its rights or obligations, as applicable, under this Agreement to any Affiliate of Sellers so long as such Seller (i) remains fully responsible for the performance of the delegated obligations by executing such documents or instruments as the Purchaser may reasonably request and (ii) such assignee executes a written agreement of assumption of such obligations in a form reasonably acceptable to the Purchaser; in which event all the rights and powers of such Seller and the remedies available to it under this Agreement shall extend to and be enforceable by each such assignee. In the event of any such assignment and delegation referred to above, the term “Seller” as used in this Agreement shall be deemed to refer to each such assignee of such Seller where appropriate, and shall be deemed to include both such Seller and each such assignee where appropriate.
(c)Nothing in this Agreement, express or implied, other than the rights of Indemnified Parties pursuant to Article 8 and Affiliate Indemnified Parties pursuant to Section 10.4, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
(d)Notwithstanding the foregoing, each Financing Source shall be an express third-party beneficiary of and shall be entitled to rely upon and enforce Section 7.3(d), Section 11.1(a), the last sentence of Section 11.1(c), Sections 11.1(d), 11.1(e), and 11.7, the last sentence of Section 11.12, and this Section 11.2(d). In addition, each Seller agrees, on behalf of itself, its Affiliates and their respective directors, officers, managers, members, stockholders, partners, employees, agents, Representatives, successors and permitted assigns (collectively, the “Seller Related Parties”), that, without limiting the Financing Sources’ obligations under the Debt Commitment Letter, the Financing Source Related Parties shall be subject to no liability or claims (whether legal or equitable, arising under contract, tort or otherwise) by such Seller or such Seller Related Parties arising out of or relating to this Agreement, the Financing, the Debt Commitment Letter or the Contemplated Transactions or in connection with the Financing, or the performance of services by such Financing Source Related Parties with respect to the foregoing.

11.3Severability. If any term or provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining terms and provisions of this Agreement shall remain in full force, if the essential terms and conditions of this Agreement for each party remain valid, binding and enforceable. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Contemplated Transactions are consummated as originally contemplated to the greatest extent possible.

11.4Entire Agreement; Conflicting Provisions. This Agreement, together with the other Transaction Agreements and any side letters executed by the parties in connection therewith, and all of the exhibits and schedules appended hereto and thereto, constitute the final, complete and exclusive statement of the parties’ agreement on the matters contained herein and therein. All prior and contemporaneous negotiations and agreements between the parties on the matters contained in this Agreement and the other Transaction Agreements are superseded by this Agreement and the other Transaction Agreements, including, but subject to Section 5.5(b), the NDA.

11.5Counterparts. The parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the party that signed it, and all of which together constitute one agreement. This Agreement is effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties. The signatures of all parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission which includes a copy of the sending party’s signature(s) is as effective as signing and delivering the counterpart in person.

11.6Expenses. Except to the extent specified otherwise in this Agreement, each party will pay its own costs, professional fees and other expenses (including all legal, accounting, broker, lender or investment banking) incurred by it in connection with the Contemplated Transactions.

11.7Amendment. The parties may amend this Agreement only by a written agreement signed by the parties and that identifies itself as an amendment to this Agreement. Notwithstanding anything to the contrary contained herein, none of Sections 7.3(d), 11.1(a), 11.1(d), 11.1(e), and 11.2(d), this Section 11.7, the last sentence of Section 11.1(c), and the last sentence of Section 11.12 may be amended, modified, waived or terminated in a manner that impacts or is adverse in any respect to the Financing Source Related Parties without the prior written consent of the Financing Source Related Parties.

11.8Waiver. The parties may waive a provision of this Agreement only by a writing signed by the party against whom enforcement of the waiver is sought. A party is not prevented from enforcing any right, remedy or condition in the party’s favor because of any failure or delay in exercising any right or remedy or in requiring satisfaction of any condition, except to the extent that the party specifically waives the same in writing. A written waiver given for one matter or occasion is effective only in that instance and only for the purpose stated. A waiver once given is not to be construed as a waiver for any other matter or occasion. Any enumeration of a party’s rights and remedies in this Agreement is not intended to be exclusive, and a party’s rights and remedies are intended to be cumulative to the extent permitted by Law and include any rights and remedies authorized in Law or in equity.

11.9Notices. Each party giving any notice required or permitted under this Agreement will give the notice in writing, and shall be deemed to have been duly given: (a) when received if delivered personally; (b) when transmitted if sent by facsimile (with transmission confirmed, which confirmation shall promptly be delivered by the recipient if so requested by the sender in the applicable notice); (c) the day after it is sent if sent by commercial overnight courier; or (d) upon receipt if sent by certified or registered mail (return receipt requested). Notice to a party is effective for purposes of this Agreement only if given as provided in this Section 11.9 at the address of which the sending party has been notified in accordance with this Section 11.9 (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.9).

If to any Seller:    Dell EMC
c/o EMC Corporation
176 South Street
Hopkinton, MA 01748
Facsimile: (508) 497-6915
Attention: Office of the General Counsel

With a copy to:    Foley Hoag LLP
155 Seaport Boulevard
Boston, MA 02210
Facsimile: (617) 832-7000
Attention: Alex Aber, Joseph J. Basile and William R. Kolb

If to the Purchaser:    Open Text Corporation
105 Adelaide Street West
12th Floor
Toronto, ON M5H 1P9
Facsimile: (226) 315-0963
Attention: Gordon Davies, EVP, Chief Legal Officer and
Corporate Development

With a copy to:    Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Facsimile: (212) 225-3999
Attention: Neil Whoriskey

11.10Construction of Agreement.
(a)Where this Agreement states that a party “shall,” “will” or “must” perform in some manner or otherwise act or omit to act, it means that the party is legally obligated to do so in accordance with this Agreement.

(b)In the negotiation of this Agreement, each party has received advice from its own attorneys. This Agreement is not to be construed for or against any party based on which party drafted any of the provisions of this Agreement.
(c)The captions, titles, headings, recitals and table of contents included in this Agreement are for convenience only, and do not affect the construction or interpretation of this Agreement.
(d)The words “including,” “includes,” or “include” are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as “without limitation” or “but not limited to” are used in each instance.
(e)The words “hereof, “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole (including any annexes, exhibits and schedules to this Agreement) and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified.
(f)Except as provided in Section 2.1(c), any reference in this Agreement to wire transfers or other payments requires payment in Dollars unless some other currency is expressly stated in that reference.
(g)Any reference in this Agreement to the singular includes the plural where appropriate. Any reference in this Agreement to the masculine, feminine or neuter gender includes the other genders where appropriate.
(h)A reference to any legislation or to any provision of any legislation in this Agreement shall include any amendment thereto, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.
(i)A reference in this Agreement to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof.
(j)When calculating the period of time before which, within which or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.
(k)Any reference in this Agreement to an Article, Section, Exhibit or Schedule shall be deemed to be a reference to the corresponding Article, Section, Exhibit or Schedule of this Agreement unless otherwise specified,
(l)The word “or” when used in this Agreement shall be deemed to be used in the inclusive sense of “and/or”, the word “any” when used in this Agreement shall be deemed to be used in the sense of “any and all”, and the words “to the extent” when used in this Agreement shall mean the degree to which a subject or other item extends and shall not simply mean “if”.

11.11No Joint Venture. Nothing in this Agreement creates a joint venture or partnership between the parties. This Agreement does not authorize any party (a) to bind or commit, or to act as an agent, employee or legal representative of, another party, except as may be specifically set forth in other provisions of this

Agreement, or (b) to have the power to control the activities and operations of another party. The parties are independent contractors with respect to each other under this Agreement. Each party agrees not to hold itself out as having any authority or relationship contrary to this Section 11.11.

11.12Remedies Cumulative; Specific Performance. The provisions of this Section 11.12 are subject to Section 7.3(d) and Section 8.6 herein and, subject to Section 7.3(d) and Section 8.6, the rights and remedies of the parties hereto will be cumulative (and not alternative). Subject to the following sentence, the parties agree that irreparable damage would occur if any provision of this Agreement was not performed in accordance with the terms hereof or were otherwise breached and that the parties shall be entitled (without the requirement to post a bond or other security) to an injunction or injunctions to prevent breaches and threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at Law or in equity. The election of the Sellers to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Sellers from subsequently seeking to terminate this Agreement and seeking to collect the Termination Fee pursuant to Section 7.3(a); provided, however, that under no circumstances shall the Sellers be permitted or entitled to receive both a grant of specific performance resulting in the consummation of the Contemplated Transactions and the payment of the Termination Fee. In no event shall the Sellers be entitled to seek the remedy of specific performance of this Agreement against the Financing Sources.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

EMC CORPORATION By: _/s/ David Goulden___________ Name: David Goulden Title: President

Signature page to Master Acquisition Agreement

EMC INTERNATIONAL COMPANY By: __/s/ Juergen Weimann_________ Name: Juergen Weimann Title: Director

Signature page to Master Acquisition Agreement

EMC (BENELUX) B.V. By: __/s/ Francis Cronin ___________ Name: Francis Cronin Title: Director

Signature page to Master Acquisition Agreement

OPENTEXT CORPORATION By: __/s/ Gordon A. Davies _________ Name: Gordon A. Davies Title: EVP, CLO and Corporate Development

Signature page to Master Acquisition Agreement

LIST OF EXHIBITS
Exhibit    Document Name
A        Certain Definitions
B-1        Form of Bill of Sale
B-2        Form of Assumption of Liabilities Agreement
C        Inbound Patent License Agreement
D        Outbound Intellectual Property License Agreement
E        Form of Existing Customer Reseller Agreement
F        Form of Trademark License Agreement
G        Form of Transition Services Agreement

EXHIBIT A
Certain Definitions
For purposes of the Agreement (including this Exhibit A):
“Accelerated Incentive Awards” has the meaning set forth in Section 10.10(b).
“Accrued PTO” has the meaning set forth in Section 10.10(c).
“Acquired Assets” means the Acquired Company Shares, Acquired Company Assets and the Separately Owned Acquired Assets.
“Acquired Company” means X-Hive Corporation B.V., a wholly owned Subsidiary of EMC.
“Acquired Company Assets” means all of the Assets of the Acquired Company.
“Acquired Company Contracts” means all Contracts to which the Acquired Company is a party.
“Acquired Company Leased Real Property” means the real property subject to the Acquired Company Leases.
“Acquired Company Leases” has the meaning set forth in Section 3.16(b).
“Acquired Company Shares” means all of the issued and outstanding equity securities of the Acquired Company.
“Acquired IT Assets” has the meaning set forth in Section 1.1(c).
“Acquired Real Property” means the Assumed Leased Real Property and the Acquired Company Leased Real Property, collectively.
“Acquired Tangible Personal Property” has the meaning set forth in Section 1.1(b).
“Active Customer” means any active Customer as of the applicable Closing.
“Additional Closing” means a closing of the sale and purchase of Acquired Assets and the assumption of Assumed Liabilities with respect to any jurisdiction the closing of which did not occur at the Initial Closing.
“Additional Customer Contracts” means all Contracts for the sale or licensing of products or the provision of services entered into between a member of the Seller Group or the Acquired Company, on the one hand, and any Customer that provided at least $750,000 in revenue to the Business during the twelve-month period ended December 31, 2015, on the other hand.
“Additional Offering” has the meaning set forth in Section 5.8(a)(v).

“Affiliate” means (a) in the case of a Business Entity, another Business Entity or a Person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the Business Entity, or (b) in the case of an individual, (i) the members of the immediate family (including parents, siblings and children) of the individual and the individual’s spouse, and (ii) any Business Entity that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, any of the foregoing individuals. For the avoidance of doubt, the Acquired Company shall not be an Affiliate of any Seller following the Initial Closing Date.
“Affiliate Indemnified Party” has the meaning set forth in Section 10.4.
“Agreed Portion” has the meaning set forth in Section 8.3(b)(ii).
“Agreement” has the meaning set forth in the introductory paragraph hereto.
“Alternative Financing” has the meaning set forth in Section 5.8(a)(iii).
“Antitrust Laws” has the meaning set forth in Section 5.6(b).
“Applicable Governmental Authorization” has the meaning set forth in Section 3.9(b).
“Assets” means all assets, properties and rights of every kind (whether tangible or intangible), including real and personal property.
“Assigned Domains” means the registered internet domain names set forth in Schedule 3.8(a)(ii) of the Seller Disclosure Schedule.
“Assigned Patents” means the Patents set forth in Schedule 3.8(a)(i) of the Seller Disclosure Schedule, as well as any divisionals, substitutions, renewals, continuations, reissues, reexaminations, extensions and foreign counterparts or equivalents of such Patents existing as of the Closing Date.
“Assigned Trademarks” means the Trademark registrations or applications set forth in Schedule 3.8(a)(i) of the Seller Disclosure Schedule.
“Assignments of Intellectual Property” means the Trademark Assignment, the Patent Assignment and the Domain Name Assignment (it being understood that any assignment of Intellectual Property Registrations that is filed, registered or issued in a jurisdiction outside of the United States will be pursuant to forms suitable for recording in the relevant jurisdictions (such other forms having terms and conditions substantially similar to the Trademark Assignment, the Patent Assignment and the Domain Name Assignment, as applicable, except for any different terms and conditions that would be legally necessary in a recordable assignment for the respective local jurisdiction)).
“Assumed Contracts” has the meaning set forth in Section 1.1(d).
“Assumed Leased Real Property” means the real property subject to the Assumed Real Property Leases.
“Assumed Liabilities” has the meaning set forth in Section 1.3.

“Assumed Real Property Leases” has the meaning set forth in Section 1.1(a).
“Assumption of Liabilities Agreement” has the meaning set forth in Section 1.5(c).
“Authorized Seller Representative” means Robert Steinkrauss or any other person so authorized in writing by the Sellers.
“Available Financing” has the meaning set forth in Section 5.8(b).
“Back-to-Back Contract” has the meaning set forth in Section 10.6(e).
“Bill of Sale” has the meaning set forth in Section 1.5(b).
“Burdensome Condition” has the meaning set forth in Section 5.6(d).
“Business” means, collectively, the business that consists of the research and development, marketing, sale, distribution, servicing, supporting, use (for sale, distribution, servicing, supporting and use, including as part of customer-hosted managed services solutions but, with respect to servicing and supporting, excluding IT infrastructure technology used for such customer-hosted managed services solutions), offering as a service and licensing, maintaining and operating of the Transferred Products.
“Business Confidential Information” has the meaning set forth in Section 10.5(a).
“Business Content” means all content on the websites and webpages at the Assigned Domains or those registered internet domains set forth in Schedule 3.8(a)(iii) of the Seller Disclosure Schedule in each case as of the applicable Closing Date; provided, however, that “Business Content” excludes (a) content or Intellectual Property of the Sellers or any of their Affiliates that is an Excluded Asset, and (b) content or Intellectual Property that is not used exclusively in the operation or conduct of the Business, as of the date hereof and/or as of the applicable Closing Date, in either case whether embedded therein or referenced therefrom.
“Business Day” means any day other than Saturday, Sunday or any day on which banking institutions in the State of New York, The Commonwealth of Massachusetts or Canada are authorized or required to be closed either under applicable Law or action of any Governmental Entity.
“Business Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, limited liability limited partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.
“Business Records” has the meaning set forth in Section 1.1(j).
“CERCLA” has the meaning set forth in the definition of “Environmental Laws.”
“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Approval” means (a) (i) CFIUS shall have determined that the Contemplated Transactions do not constitute a “covered transaction” under Exon-Florio, (ii) the parties shall have received a written notice issued by CFIUS that it has determined that there are no unresolved national security concerns with respect to the Contemplated Transactions and has concluded all action under Exon-Florio, or (iii) if CFIUS has sent a report to the President of the United States requesting the President’s decision pursuant to Exon-Florio with respect to the Contemplated Transactions, then (A) the President has announced a decision not to take any action to suspend, prohibit or place any limitations on the Contemplated Transactions or (B) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after 15 days from the date the President received such report from CFIUS, and (b) neither CFIUS nor the President shall have imposed any Burdensome Condition pursuant to their authority under Exon-Florio.
“Claim Notice” has the meaning set forth in Section 8.3(a).
“Claimed Amount” has the meaning set forth in Section 8.3(a).
“Claims” means any and all claims (including any cross-claim or counterclaim), causes of action, suits, charges, complaints, litigation, demands, arbitration, proceedings (including any civil, criminal, administrative, investigative or appellate proceedings), hearings, inquiries, audits, disputes and other assertions of Liability, whenever or however arising.
“Clean Room Agreement” has the meaning set forth in Section 5.18(a).
“Closing” means the Initial Closing or any Additional Closing, as applicable.
“Closing Date” means the Initial Closing Date or any date upon which an Additional Closing occurs, as applicable.
“COBRA” has the meaning set forth in Section 3.13(b).
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Contaminant” has the meaning set forth in Section 3.8(i).
“Contemplated Transactions” has the meaning set forth in Section 2.2(a).
“Contract” means any written or legally-binding oral contracts, agreements, arrangements, real property leases, personal property leases, licenses, obligations, commitments and undertakings, including all statements of work, purchase orders and price quotes.
“Controlling Party” has the meaning set forth in Section 8.3(d)(iii).
“Copyrights” means copyrights, copyrightable subject matter (including Software) and moral rights (including any registrations, applications, renewals, extensions and reversions for any of the foregoing).
“Cost to Fulfill Deferred Revenue” means the cost to fulfill the deferred revenue referred to in Section 1.3(i), in an amount equal to thirty million Dollars ($30,000,000).

“CSA” has the meaning set forth in Section 15.4(g).
“Customer” means the Maintenance Customers, Professional Services Customers and Managed Services Customers of the Business.
“Damages” means any claims, injuries, losses, damages, liabilities, settlements, judgments, awards, penalties, fines, costs, Taxes (other than VAT to the extent it is recoverable) or expenses (including reasonable and documented legal, expert and consultant fees and expenses) but excluding any punitive, exemplary, special or consequential damages (other than any such damages payable to a Third Party by an Indemnified Party and any such consequential damages that were reasonably foreseeable).
“Debt Commitment Letter” means, collectively, the commitment letter, dated as of September 12, 2016, from the Financing Sources identified therein, pursuant to which such Financing Sources have agreed, subject to the terms and conditions set forth therein (including in the exhibits and annexes attached thereto), to provide the Financing, and the Fee Letter related thereto, in each case, as amended, restated, supplemented or otherwise modified or replaced in accordance with the terms thereof and of this Agreement.
“Deductible” has the meaning set forth in Section 8.5(a).
“Deferred Jurisdiction Contract” has the meaning set forth in Section 10.6(e).
“Dell” means Dell Inc., a Delaware corporation.
“Dell Acquisition” means the consummation of the transactions contemplated by the Dell Acquisition Agreement.
“Dell Acquisition Agreement” means that certain Agreement and Plan of Merger, dated as of October 12, 2015, by and among Denali Holding Inc., Dell, Universal Acquisition Co. and EMC.
“Disaster Recovery Plans” has the meaning set forth in Section 3.22.
“Dispute” has the meaning set forth in Section 11.1(b).
“Dollars” and the sign “$” each mean lawful money of the United States of America.
“Domain Name Assignment” means a Domain Name Assignment in form and substance reasonably acceptable to the Sellers and the Purchaser.
“Efforts Contracts” has the meaning set forth in Section 10.6(b).
“EIC” has the meaning set forth in the introductory paragraph hereto.
“EIC Business IP License” means that License Agreement between EMC and EIC, dated prior to the Initial Closing Date, and assigned by EIC to EISI prior to the Initial Closing Date, and assigned by EISI and EMC to the Purchaser as of the Initial Closing Date, pursuant to which the rights and obligations (but, with respect to obligations, solely to the extent such obligations relate to the period after the Initial Closing) of EIC (as licensee) and EMC (as licensor) as to the Intellectual Property Assets, under that Amended and

Restated Research and Development Cost Sharing Agreement effective as of August 3, 2015, are restated and set forth.
“EIC Main Purchaser Payment” has the meaning set forth in Section 2.1(b).
“EISI” means EMC Information Systems International.
“Embedded EMC Software” means, collectively, the Software under the heading “Affiliate Software” set forth on Schedule 99.3.
“Embedded EMC Software License Agreements” has the meaning set forth in Section 5.14(i).
“EMC” has the meaning set forth in the introductory paragraph hereto.
“EMC Benelux” has the meaning set forth in the introductory paragraph hereto.
“EMC Main Purchaser Payment” has the meaning set forth in Section 2.1(b).
“Employee of the Business” means an employee of the Acquired Company or any member of the Seller Group or one of their respective Subsidiaries that is employed in the Business and is included in the list provided pursuant to Section 3.14(a), including any employee deemed to be an “Employee of the Business” pursuant to Section 5.11(b) or the last sentence of Section 10.10(a)).
“Encumbrance” means any charge, claim, community property interest, pledge, hypothecation, equitable interest, lien (statutory or other), option, security interest, mortgage, deed of trust, encumbrance, easement, encroachment, license, right of way, right of first refusal, title defect, or restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.
“Environmental Laws” means any Law that pertains to environmental protection or environmental contamination of any type whatsoever, including all Laws relating to (a) the manufacture, processing, use, distribution, treatment, storage, disposal, generation or transportation of Hazardous Materials; (b) air, surface, ground, water or noise pollution; (c) any Release of Hazardous Materials; (d) the protection of wildlife, endangered species, wetlands or other natural resources; (e) the protection of the health and safety of employees; and (f) any notification requirements relating to the foregoing, and including the following statutes and regulations adopted thereunder: (i) the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. § 9601 et seq. (“CERCLA”); (ii) the Solid Waste Disposal Act, as amended by the Resource Conservation Recovery Act and the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. § 6901 et seq. (“RCRA”); (iii) the Federal Water Pollution Control Act, as amended by the Clean Water Act of 1977, 33 U.S.C. § 1251 et seq.; (iv) the Clean Air Act, as amended, 42 U.S.C. § 7401 et seq.; (v) the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq. (“TSCA”); (vi) the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; (vii) the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq. (“HMTA”); (viii) the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq.; (ix) the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; and (x) the Occupational Safety and Health Act, 19 U.S.C. § 6251 et seq.
“Environmental Permit” means any permit, license, certification, approval, authorization or registration required under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Excluded Assets” has the meaning set forth in Section 1.2.
“Excluded Liabilities” has the meaning set forth in Section 1.4.
“Excluded Seller Facility” has the meaning set forth in Section 10.7(b).
“Excluded Services” means finance, accounting and audit services, including Sarbanes-Oxley Act of 2002 compliance and statutory reporting; treasury and banking services, including customer financing and factoring; insurance services; HR systems and administration, including payroll and benefits administration; travel and entertainment; tax services; executive and management services; legal services; risk management services, including credit limit approval, price exception approval and demand planning approval; facilities management services (including environmental, health and safety services); corporate marketing, corporate strategy and corporate development services; general corporate and administrative services, including report-generating services; group purchasing services; investor relation services; and information technology services that support each of the foregoing services.
“Excluded Taxes” means, without duplication, the following: (a) all Taxes relating to the operation of the Business or the acquisition, ownership, or sale of any Acquired Asset in any Pre-Closing Period; (b) all Taxes payable by Sellers or any of their Affiliates or the Acquired Company for any Pre-Closing Period; (c) all Taxes for which the Acquired Company is held liable by reason of the Acquired Company being included in any consolidated, affiliated, combined or unitary group with any Seller (or any Affiliate of any Seller) at any time before the Initial Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or non-U.S. Law; (e) any Transfer Charge or VAT cost for which the Sellers are responsible under Section 9.1; (f) any and all Taxes for a Pre-Closing Period of any person imposed on the Acquired Company, the Purchaser or any member of the Purchaser Group as a transferee or successor as a result of the Contemplated Transactions or, with respect to the Acquired Company only, resulting from an event or transaction occurring on or before the Initial Closing Date; and (g) notwithstanding any other provision of this Agreement, any Canadian withholding Tax (including penalties and interest) imposed on or otherwise required to be paid by the Purchaser or any of its Affiliates in respect of any amount paid or payable or credited or creditable by the Purchaser or any of its Affiliates pursuant to, or contemplated by this Agreement in respect of the assignment of the EIC Business IP License to the Purchaser or the EIC Business IP License. Notwithstanding the foregoing, the term “Excluded Taxes” shall exclude (i) any Transfer Charges or VAT cost for which the Purchaser is responsible under Section 9.1; and (ii) any Taxes that result from a breach by the Purchaser of any covenant or other obligation in this Agreement.

“Existing Customer Reseller Agreement” means that certain reseller agreement to be entered into by and between the Sellers and the Purchaser, substantially in the form appended hereto as Exhibit E hereto.
“Exon-Florio” means Section 721 of the Defense Production Act of 1950, as amended, including the implementing regulations thereof codified at 31 C.F.R. Part 800.
“Export Control Laws and Sanctions” has the meaning set forth in Section 3.24.
“Fee Letter” means the fee letter, dated as of September 12, 2016 by and between the Purchaser and the Financing Sources, relating to the Financing, as amended, restated, supplemented or otherwise modified or replaced in accordance with the terms of the Debt Commitment Letter and this Agreement.
“Final Allocation Statement” has the meaning set forth in Section 9.2(e).
“Final Closing” has the meaning set forth in Section 5.2.
“Final Closing Date” has the meaning set forth in Section 5.2.
“Financial Statements” has the meaning set forth in Section 3.5(a).
“Financing” has the meaning set forth in Section 5.8(a).
“Financing Action” has the meaning set forth in Section 5.8(a)(ii).
“Financing Source Related Parties” means the Financing Sources, their Affiliates and their respective directors, officers, managers, members, stockholders, partners, employees, agents, Representatives, successors and permitted assigns.
“Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange the Financing or any Additional Offerings, including the parties to the Debt Commitment Letter, any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto and any financial institutions appointed as underwriters, initial purchasers, placement agents or similar roles in connection with Additional Offerings, in each case, together with their respective Affiliates and their and their respective Affiliates’ current, former or future officers, directors, employees, partners, trustees, shareholders, equityholders, managers, members, limited partners, controlling persons, agents and representatives and respective successors and assigns of the foregoing Persons.
“Fraud” means fraud committed by or on behalf of a party with the intent to deceive another party.
“GAAP” means generally accepted accounting principles in the United States, consistently applied.
“Government Bid” means any quotation, bid or proposal by any member of the Seller Group or the Acquired Company that, if accepted or awarded, would result in a Government Contract.
“Government Contracts” means any Contract that is (a) between any member of the Seller Group or the Acquired Company, on the one hand, and a Governmental Entity, on the other hand, or (b) entered into by any member of the Seller Group or the Acquired Company pursuant to which a member of the Seller

Group or the Acquired Company acts as a subcontractor in connection with a Contract between another Person and a Governmental Entity, in each case to the extent related to the operation or conduct of the Business, including Shared Contracts.
“Governmental Authorization” means any permit, consent, license, certificate, franchise, permission, variance, clearance, registration, agreement, consent, qualification, authorization or approval issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Law, excluding any Environmental Permit.
“Governmental Entity” means any of the following: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, whether foreign or domestic; (b) federal, state, local, municipal, non-U.S. or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental, regulatory or administrative body, division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).
“Hazardous Material” means each and every element, compound, chemical mixture, contaminant, pollutant, material or other substance that is regulated, defined or identified as hazardous or toxic under any Environmental Law or the Release of which is prohibited or regulated under any Environmental Law, including (a) any “hazardous substance,” “extremely hazardous substance” or “pollutant or contaminant” as those terms are defined in CERCLA; (b) any “hazardous waste” as that term is defined in the RCRA; (c) any “hazardous material” as that term is defined in the HMTA; (d) any “chemical substance or mixture” as that term is defined in the TSCA; (e) petroleum and petroleum products and byproducts; (f) asbestos; and (g) radioactive or explosive materials.
“High Level Management Employee” has the meaning set forth in Section 11.1(b).
“HMTA” has the meaning set forth in the definition of “Environmental Laws.”
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Inbound Patent License Agreement” means the Inbound Patent License Agreement in the form set forth as Exhibit C.
“Income Taxes” means any Taxes imposed on or measured by reference to gross or net income or receipts, and franchise, net worth, capital or other doing-business Taxes and all related interest and penalties.
“Indebtedness” of any Person at any date means, without duplication, all obligations of such Person under the applicable governing documentation to pay principal, interest, penalties, fees, guarantees, reimbursements, damages, costs of unwinding and other liabilities with respect to (a) indebtedness for borrowed money, whether current or funded, fixed or contingent, secured or unsecured, (b) indebtedness evidenced by bonds, debentures, notes, mortgages or similar instruments or debt securities, (c) leases that are capitalized in accordance with GAAP under which such Person is the lessee, (d) the deferred purchase price of goods or services (other than trade payables or accruals in the ordinary course of business consistent with past practice), (e) obligations under interest rate swap, hedging or similar agreements, (f) direct or indirect guarantees or other forms of credit support of obligations described in clauses (a) through (e) above of any Person.
“Indemnified Party” has the meaning set forth in Section 8.3(a).
“Indemnifying Party” has the meaning set forth in Section 8.3(a).
“Indian Service Agreement” has the meaning set forth in Section 5.19.
“Initial Allocation Statement” has the meaning set forth in Section 9.2(a).
“Initial Closing” means the closing of (a) the sale and purchase of the Acquired Assets and the assumption of the Assumed Liabilities with respect to the United States, United Kingdom and France, (b) the sale and purchase of the Acquired Company Shares, (c) the sale and purchase of all of EIC’s right, title and interest in any Acquired Assets and the assumption of all Assumed Liabilities of EIC, (d) subject to Section 10.6, the sale and purchase of all revenue-generating Assumed Contracts and (e) the closing of the sale and purchase of any other Acquired Assets and the assumption of any other Assumed Liabilities for which all applicable conditions in Article 6 have been satisfied or, if permitted, waived and which occur on the same date.
“Initial Closing Date” has the meaning set forth in Section 2.2(a).
“Initial Notice” has the meaning set forth in Section 11.1(b).
“Intellectual Property” means all intellectual property and other similar proprietary rights, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including such rights in and to: (a) Trademarks; (b) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Entity; (c) Copyrights; (d) Patents, inventions and invention disclosures; (e) databases or data collections; (f) Trade Secrets; and (g) to the extent not covered in (a) - (f), Software, confidential information and know-how; including in each case, as applicable, all rights to prosecute and perfect the foregoing through administrative prosecution, registration, recordation, or other proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing, including for any past or ongoing infringement, misuse, or misappropriation.
“Intellectual Property Assets” means all Intellectual Property (including IPRs) that is included in the Acquired Assets pursuant to Section 1.1(g) (but, for purposes of Section 3.8, excluding subclause (v) therein).
“Intellectual Property License Agreements” means, collectively, the Inbound Patent License Agreement and the Outbound Intellectual Property License Agreement.
“Intellectual Property Registrations” or “IPRs” means (a) the Assigned Trademarks; (b) the Assigned Patents; and (c) the Assigned Domains.
“Inventory” has the meaning set forth in Section 1.1(f).
“Irish Treaty” has the meaning set forth in Section 3.6(k).

“IT Assets” means the computers, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment owned by the Sellers, their Affiliates or the Acquired Company.
“Joint Use & Occupancy Agreements” has the meaning set forth in Section 5.19.
The term “Knowledge” will qualify the matter referred to as being (a) in the case of the Purchaser, the actual knowledge of a Purchaser Knowledge Party of a particular fact or other matter after inquiry of those direct reports of such Purchaser Knowledge Party who would be expected to have knowledge as to the relevant matter without such direct reports having to conduct further investigation, (b) in the case of the Sellers, the actual knowledge of a Seller Knowledge Party of a particular fact or other matter after inquiry of those direct reports of such Seller Knowledge Party who would be expected to have knowledge as to the relevant matter without such direct reports having to conduct further investigation.
“Latest Termination Date” has the meaning set forth in Section 7.1(b).
“Laws” means all U.S. or non-U.S. international, national, federal, state, regional, county, local constitutions, treaties, statutes, laws (including common laws), ordinances, regulations, codes and rules or other similar requirement enacted, adopted, promulgated or applied by any and all Governmental Entities, each as amended and now and hereafter in effect.
“Lease Security Instrument” has the meaning set forth in Section 10.8(a).
“Leases” has the meaning set forth in Section 3.16(b).
“Legal Proceeding” means any claim, action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving any court or other Governmental Entity or any arbitrator or arbitration panel.
“Liability” means any and all debts, liabilities, guarantees, assurances, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due and whenever or however arising.
“Local Asset Transfer Agreements” has the meaning set forth in Section 1.5(d).
“Local Purchaser Payment” has the meaning set forth in Section 2.1(c).
“Main Purchaser Payments” shall mean the EMC Main Purchaser Payment and the EIC Main Purchaser Payment.
“Marketing Period” means the first period of fifteen (15) consecutive Business Days commencing after the date of this Agreement and throughout which: i) the Sellers shall have furnished to the Purchaser the Required Information and such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Requirement Information taken as a whole not misleading; and ii) the conditions set forth in Article 6 (other than those conditions that by their nature can only be satisfied at the Initial Closing, but subject to the satisfaction or waiver of those conditions at such time) have been satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Article 6 to fail to be satisfied assuming the Initial Closing were to be scheduled for any time during such fifteen (15) consecutive Business Day period; provided that (i) if on the date that is seventeen (17) Business Days prior to the Latest Termination Date, all of such conditions have been satisfied except for the Excluded Conditions and no Excluded Condition is incapable of being satisfied on or prior to the Latest Termination Date, the satisfaction of the Excluded Conditions shall not be required in order to commence or continue the Marketing Period as long as all other prerequisites to commencing and continuing the Marketing Period have been satisfied (it being understood that such Marketing Period shall be deemed to have commenced no earlier than such date that is seventeen (17) Business Days prior to the Latest Termination Date); (ii) the Marketing Period shall exclude November 25, 2016 and (iii) if the Marketing Period has not ended on or prior to December 19, 2016, the Marketing Period shall be deemed not to have commenced until January 3, 2017 for any purpose hereunder. Notwithstanding the foregoing, the Marketing Period shall not be deemed to have commenced if, on or prior to the completion of such fifteen (15) consecutive Business Day period: (i) the Sellers (or any Subsidiary of the Sellers) has publicly announced their intention to restate any financial statements or material financial information included in the Required Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall be deemed not to commence unless and until any such restatement has been completed and the applicable Required Information has been amended or the Sellers (and any such Affiliate) has concluded that no such restatement shall be required, and the requirements in clauses (a), and (b) above would be satisfied on the first day, throughout and on the last day of such new fifteen (15) consecutive Business Day period; or (ii) the Business’ auditors shall have withdrawn their audit opinion with respect to any financial statements contained in the Required Information in which case the Marketing Period shall not commence unless and until a new unqualified audit opinion is issued with respect to such financial statements by the Business’ auditors. Notwithstanding the provisions of this paragraph, the Marketing Period shall end on any earlier date on which the Financing is consummated.
A state of facts, violation, circumstance, condition, event, development, occurrence, change, result, effect or other matter (collectively, “Effects”) is deemed to have a “Material Adverse Effect” on (a) the Sellers, if any Effect that, either individually or in the aggregate with all other Effects, has, or would reasonably be expected to have, a material adverse effect on the ability of the Seller Group to perform its obligations under this Agreement or on the ability of the Seller Group to consummate the Contemplated Transactions; or (b) the Business, if such Effects, either individually or in the aggregate with all other Effects, have, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, results of operations or financial performance of the Business or the Acquired Assets, taken as a whole; provided, however, that with respect to subsections (a) and (b) of this definition, none of the following shall constitute, or shall be considered in determining whether there has occurred, a Material Adverse Effect: (1) Effects to the extent resulting from acts of terrorism or the commencement or escalation of any war whether declared or undeclared, or other hostilities, (ii) changes or developments in Laws applicable to the Business or the enforcement thereof, except to the extent such changes or developments have a materially disproportionate effect on the Business relative to others in the industries in which the Business operates, (iii) the failure of the Business or the Acquired Company to meet any internal or public projections, forecasts or estimates of revenue, earnings, cash flow or cash position (it being understood that the Effect giving rise to or contributing to such failure may be taken into account in determining whether a Material Adverse Effect has occurred), (iv) changes in GAAP or the interpretation thereof by the Financial Accounting Standards Board, the

International Accounting Standards Board, the Accounting Principles Board, the American Institute of Certified Public Accountants and other similar organizations generally considered authoritative with respect to the interpretation of GAAP, insofar as such interpretation is binding on the Business, except to the extent such changes have a materially disproportionate effect on the Business relative to others in the industries in which the Business operates, (v) Effects that are generally applicable to the industries and markets in which the Business operates, except to the extent such Effects have a materially disproportionate effect on the Business relative to others in the industries in which the Business operates, (vi) changes in the United States or world securities, credit or financial markets or general economic, regulatory or political conditions, except to the extent such changes have a materially disproportionate effect on the Business relative to others in the industries in which the Business operates, or (vii) Effects arising out of the identity of the Purchaser or the public announcement or other publicity, leak or rumor with respect to the Contemplated Transactions (other than any such announcement by the Sellers in violation of the terms of this Agreement or the NDA).
“Material Contracts” has the meaning set forth in Section 3.10(a).
“Material Customer Contracts” has the meaning set forth in Section 3.10(a)(i).
“Material Vendor Contracts” means all Contracts of the Seller Group related to the Business or the Acquired Assets (including the Intellectual Property Assets) or to which the Acquired Company is a party with any of the top fifteen (15) Vendors of the Business by spend during the twelve-month period ended June 30, 2016.
“Minimum Per Claim Amount” has the meaning set forth in Section 8.5(a).
“Most Recent Audited Balance Sheet” has the meaning set forth in Section 3.5(a).
“NDA” has the meaning set forth in Section 5.5(b).
“New Business Reseller Agreement” has the meaning set forth in Section 5.19.
“Non-Controlling Party” has the meaning set forth in Section 8.3(d)(iii).
“Notary” means P.H.F. König, a civil-law notary (notaris) of Houthoff Buruma Coöperatief U.A. or his deputy, substitute or successor in office, or any other civil-law notary nominated by the Purchaser.
“Notarial Deed” has the meaning set forth in Section 1.5(a).
“Offering Documents” has the meaning set forth in Section 5.8(b).
“Omitted Acquired Asset” has the meaning set forth in Section 10.1(b).
“Open Source License” means any “free software”, “copyleft” or similar license or terms of use for Software that (a) has been approved by the Open Source Initiative for open source software (as listed at http://www.opensource.org/licenses) in effect as of the date of this Agreement, including the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License, or Sun Community Source License or (b) provides as a condition or covenant of use, modification or distribution of the licensed, distributed, or conveyed Software, that such Software, or other Software derived from, or linked to, such Software or into or with which such Software is incorporated or distributed (i) be disclosed in source code form to Third Parties, (ii) be licensed to Third Parties for the purpose of making derivate works or (iii) be redistributable to Third Parties at no charge.
“Open Source Software” has the meaning set forth in Section 3.8(b).
“Order” means any award, injunction, judgment, order, decree, ruling, subpoena, writ or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Entity, or by any arbitrator or arbitration panel.
“Ordinary Course” means the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount) of the Business.
“Outbound Intellectual Property License Agreement” means the Outbound Intellectual Property License Agreement in the form set forth as Exhibit D.
“Patent Assignment” means a Patent Assignment in form and substance reasonably acceptable to the Sellers and the Purchaser.
“Patents” means patents, including registrations and applications therefor (including provisionals, continuations, divisionals, continuations-in-part, renewals, reissues, re-examinations, substitutions and extensions).
“Pension Plan” means each Seller Benefit Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.
“Permitted Encumbrance” means: (a) mechanic’s, materialman’s, warehouseman’s, carrier’s and other similar liens securing obligations incurred in the Ordinary Course consistent with past practice which (i) are not yet delinquent or the validity of which are being contested in good faith by appropriate actions and, in the latter case, for which adequate reserves have been specifically established on the books and records of the Acquired Company to the extent required in accordance with GAAP (or other applicable accounting regulations) and (ii) that are not, individually or in the aggregate, material to the Business; (b) zoning, entitlement, conservation restriction and other land use and environmental regulations by any Governmental Entity that are not violated by any current use, occupancy or activity conducted by the Business; (c) customary covenants, conditions, restrictions, easements, non-monetary charges, rights-of-way, encumbrances, title defects and similar matters of record set forth in any state, local or municipal franchise or jurisdiction under which the Business is conducted which, individually or in the aggregate, do not materially interfere with or otherwise impair in any material respect the present use, occupancy, value or marketability of title of any Acquired Asset, but excluding in all events any Encumbrances securing an obligation to pay money; (d) all liens for Taxes that (x) are not yet due and payable or (y) that are being timely contested in good faith by appropriate actions and for which appropriate reserves with respect thereto have been specifically established on the books and records of the Acquired Company to the extent required in accordance with GAAP (or other applicable accounting regulations); (e) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, which are not delinquent or which are being contested in good faith; (f) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course; (g) protective filings relating to operating leases with Third Parties entered into in the Ordinary Course; (h) non-exclusive licenses to (i) customers solely for use of the Transferred Products in object code form or, in limited circumstances for the customers’ sole internal use and subject to confidentiality obligations, in source code form and (ii) resellers and distributors for the purposes of reselling and distributing the Transferred Products, in each case granted in the Ordinary Course; and (i) any Encumbrance created or imposed as a result of the Purchaser’s ownership of the Acquired Assets after the applicable Closing.
“Person” means any individual, Business Entity or Governmental Entity.
“Personally Identifiable Information” means any information that, alone or in combination with other information, can be reasonably be associated with or used to specifically identify an individual natural Person, including “personal data” as defined in the UK Data Protection Act and any equivalent term in the Privacy Laws, and including name, physical address, telephone number, email address, financial account number or credit card number, government issued identifier (including Social Security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, and marital or other status.
“Post-Closing Period” means any taxable period that begins after the Initial Closing Date and the portion of any Straddle Period beginning after the Initial Closing Date.
“Post-Signing Annual Financial Statements” has the meaning set forth in Section 5.12.
“Post-Signing Interim Financial Statements” has the meaning set forth in Section 5.12.
“Post-Signing Financial Statements” has the meaning set forth in Section 5.12.
“Pre-Closing Period” means any taxable period that begins before the Initial Closing Date and ends on or before the Initial Closing Date and the portion of any Straddle Period ending on and including the Initial Closing Date.
“Privacy Laws” means all Laws relating to the receipt, collection, compilation, use, storage, management, recording, processing, sharing, deletion, disposal, or security of Personally Identifiable Information and all such Laws or regulations governing breach notification, penalties, and compliance with Orders.
“Product Proprietary Information” means any of the following confidential and/or proprietary information relating exclusively to the Business or Transferred Products, as of the date hereof and/or as of the Initial Closing Date, and owned by any of the Sellers or their Affiliates: product know-how, architecture, schematics, specifications and documentation.
“Product Proprietary Software” means the Software in the Transferred Products that is owned by any Sellers or their Affiliates, as in existence as of the Initial Closing Date.
“Proposed Employment Settlement” has the meaning set forth in Section 5.1(b)(i).
“Purchase Price” means an amount equal to One Billion Six Hundred and Fifty Million ($1,650,000,000), less the Cost to Fulfill Deferred Revenue.

“Purchaser” has the meaning set forth in the introductory paragraph hereto.
“Purchaser Disclosure Schedule” has the meaning set forth in the introductory paragraph to Article 4.
“Purchaser Fundamental Representations” means the representations and warranties of the Purchaser in Sections 4.1 (Corporate Organization), 4.2 (Authorization), 4.3(a) (No Conflict with Governance Documents), 4.6 (Solvency) and 4.7 (Brokers’ Fees).
“Purchaser Group” means the Purchaser and each of the Affiliates of the Purchaser designated by the Purchaser as a Purchaser Group member by written notice to the Sellers no later than thirty (30) days prior to the applicable Closing Date (provided that the designation of any such additional Affiliate as a Purchaser Group member would not reasonably be expected to delay the anticipated Initial Closing Date and, provided, further, that the Affiliate of the Purchaser which will acquire the Assumed Assets and assume the Assumed Liabilities, in each case relating to France will be identified only after the completion of the consultation with the applicable works councils).
“Purchaser Indemnitees” has the meaning set forth in Section 8.1.
“Purchaser Knowledge Party” means an appropriate executive officer of the Purchaser.
“Purchaser Material Adverse Effect” means any Effect that, either individually or in the aggregate with all other Effects, has, or would reasonably be expected to have, a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement or on the ability of the Purchaser to consummate the Contemplated Transactions; provided, however, that none of the following shall constitute, or shall be considered in determining whether there has occurred, a Purchaser Material Adverse Effect: (i) Effects resulting from acts of terrorism or the commencement or escalation of any war whether declared or undeclared, or other hostilities, (ii) any Effect that results from any action taken pursuant to or in accordance with this Agreement or any Transaction Agreement or at the request of the Sellers, (iii) changes or developments in Laws applicable to the Purchaser or the enforcement thereof, except to the extent such changes or developments have a materially disproportionate effect on the Purchaser relative to others in the industries in which the Purchaser operates, (iv) the failure of the Purchaser to meet any internal or public projections, forecasts or estimates of revenue, earnings, cash flow or cash position (it being understood that the Effects giving rise to or contributing to such failure may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred), (v) changes in GAAP or the interpretation thereof by the Financial Accounting Standards Board, the International Accounting Standards Board, the Accounting Principles Board, the American Institute of Certified Public Accountants and other similar organizations generally considered authoritative with respect to the interpretation of GAAP, insofar as such interpretation is binding on the Purchaser, except to the extent such changes have a materially disproportionate effect on the Purchaser relative to others in the industries in which the Purchaser operates, (vi) Effects that are generally applicable to the industries and markets in which the Purchaser operates, except to the extent such Effects have a materially disproportionate effect on the Purchaser relative to others in the industries in which the Purchaser operates, (vii) Effects arising out of the public announcement of the Contemplated Transactions (other than any such announcement by the Purchaser in violation of the terms of this Agreement or the NDA), or (viii) changes in the United States or world securities, credit or financial markets or general economic, regulatory or political conditions, except to the extent such changes have a materially disproportionate effect on the Purchaser relative to others in the industries in which the Purchaser operates.
“Purchaser Plans” has the meaning set forth in Section 10.10(c).
“Purchaser Related Parties” has the meaning set forth in Section 7.3(d).
“Purchaser Representation” means any representation or warranty of the Purchaser set forth in Article 4 of this Agreement.
“RCRA” has the meaning set forth in the definition of “Environmental Laws.”
“Reasonable Efforts” means the obligated party is required to make a diligent, reasonable and good faith effort to accomplish the applicable objective. Such obligation, however, does not require that the obligated party act in a manner which would otherwise be contrary to prudent business judgment in light of the objective attempted to be achieved. The fact that the objective is not actually accomplished is not dispositive evidence that the obligated party did not in fact utilize its Reasonable Efforts in attempting to accomplish the objective.
“Regulation S-X” means Regulation S-X under the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Company Act of 1940.
“Related Claims” has the meaning set forth in Section 8.5(a).
“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, storing, escaping, leaching, dumping, discarding, depositing, dispersing, migration, burying, abandoning or disposing into the environment of any Hazardous Materials.
“Remaining Assets” has the meaning set forth in Section 2.2(c).
“Replacement Financing” has the meaning set forth in Section 5.8(a)(i).
“Representations and Warranties Cap” has the meaning set forth in Section 8.5(a).
“Representatives” means, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants or attorneys.
“Required Closing Amount” has the meaning set forth in Section 4.5(a).
“Required Information” means (a) all financial statements of the Business that are required under paragraph 4 of Exhibit B to the Debt Commitment Letter (as in effect on the date of this Agreement), (b) financial and other information relating to the Acquired Company and the Business reasonably requested by the Purchaser in accordance with Section 5.8 to allow the Purchaser to prepare historical pro forma financial statements of the Purchaser in accordance with Regulation S-X that are required under paragraph 5 of Exhibit B to the Debt Commitment Letter (as in effect on the date of this Agreement), and (c) non-financial information relating to the Acquired Company and the Business reasonably requested by the Purchaser in accordance with Section 5.8 to allow the Purchaser to prepare reasonable and customary disclosures regarding the

Acquired Company and the Business (including their business and operations) that are required under paragraph 10 of Exhibit B to the Debt Commitment Letter (as in effect on the date of this Agreement) to prepare the “Confidential Information Memorandum” referenced therein; provided that Required Information shall not include any financial statements other than those required under Section 5.12 as of the date on which the Marketing Period is to commence (except to the extent such financial statements would be required to be delivered during the Marketing Period pursuant to Section 5.12, in which case Required Information shall also include such financial statements as and when required but without any need to restart the Marketing Period).
“Response” has the meaning set forth in Section 8.3(b).
“Retention Plan Obligations” has the meaning set forth in Section 1.3(b).
“Revised Allocation Statement” has the meaning set forth in Section 9.2(d).
“SDKs” has the meaning set forth in Section 10.11.
“SEC” means the U.S. Securities and Exchange Commission.
“Selected Third Party Embedded Software” means the Third Party Embedded Software identified on Schedule 99.1.
“Seller” means either EMC, EIC or EMC Benelux.
“Seller Benefit Plans” has the meaning set forth in Section 3.13(a).
“Seller Combined Tax” means (a) any Tax with respect to which the Acquired Company has filed or will file a Tax Return with any Seller on a consolidated basis pursuant to Section 1501 of the Code, (b) any Tax payable to any state, local or non-U.S. taxing jurisdiction in which the Acquired Company has filed or will file a Tax Return with any Seller on an affiliated, consolidated, combined or unitary basis with respect to such Tax, and (c) any Tax imposed on any Seller relating to the direct or indirect ownership of the Acquired Company before the Initial Closing, the Acquired Company’s ownership, possession, operation or use of its assets before the Initial Closing, or the Acquired Company’s business operations before the Initial Closing.
“Seller Confidential Information” has the meaning set forth in Section 10.5(b).
“Seller Disclosure Schedule” has the meaning set forth in the introductory paragraph to Article 3.
“Seller Financial Statements” means the audited consolidated financial statements and unaudited condensed consolidated interim financial statements of EMC (including any related notes and schedules) included (or incorporated by reference) in any form, report, schedule, statement and other document filed or required to be filed by EMC under the Exchange Act.
“Seller Fundamental Representations” means the representations and warranties of the Sellers in Sections 3.1 (Corporate Organization), 3.2 (Capitalization; Ownership), 3.3 (Authorization), 3.4(a) (No Conflict with Governance Documents), 3.6 (Tax Matters) and 3.17 (Brokers’ Fees).

“Seller Group” means the Sellers and each of the Affiliates of the Sellers that has any right, title or interest in any Separately Owned Acquired Asset or is subject to any Assumed Liability.
“Seller Incentive Awards” has the meaning set forth in Section 10.10(i).
“Seller Indemnitees” has the meaning set forth in Section 8.2.
“Seller Knowledge Party” means Eva Andres, Jason Capitel, Christine Clevenger, Rohit Ghai, Jeroen Van Rotterdam or Kelly Yagi.
“Seller Related Parties” has the meaning set forth in Section 11.2(d).
“Seller Representation” means any representation or warranty of the Sellers set forth in Article 3 of this Agreement.
“Sellers” means EMC, EIC and EMC Benelux.
“Separately Owned Acquired Assets” has the meaning set forth in Section 1.1.
“Severance Liabilities” has the meaning set forth in Section 10.10(d).
“Shared Contract” means all Contracts of the Sellers or their Affiliates relating in part to the Business, but not exclusively relating to the Business.
“Shared Customer Contract” means any Contract with a Customer that is also a Shared Contract.
“Shared Vendor Contract” means any Vendor Contract that is also a Shared Contract.
“Software” means computer programs and any other software, whether in source code, object code or byte code form, including software tools (excluding any hardware).
“Software License and Services Agreement” has the meaning set forth in Section 15(h).
“Solvent” has the meaning set forth in Section 4.6.
“Straddle Period” means any taxable period that begins on or before and ends after the Initial Closing Date.
“Subsidiary” or “Subsidiaries” means any corporation, partnership, limited liability company, joint venture or other legal entity of any kind of which any Seller (either alone or through or together with one or more of its other Subsidiaries) owns, directly or indirectly, more than fifty percent (50%) of the voting stock or other equivalent ownership interests or the assets and liabilities of which are consolidated in the Seller Financial Statements.
“Tax” or “Taxes” means all taxes, including income, ad valorem, value added, goods and services, sales, use, gross receipts, withholding, excise, real property, personal property, transfer, employment, unemployment insurance, social security, worker’s compensation, stamp, windfall profits, franchise and other taxes imposed by any Taxing Authority, and any interest, penalties or additions with respect thereto.

“Tax Arbitrator” has the meaning set forth in Section 9.7.
“Tax Contest” means any audit, examination, claim, dispute or controversy relating to Taxes.
“Tax Returns” means all reports, returns, declarations, statements or other information required to be supplied to a Taxing Authority in connection with Taxes (and any amendments thereto).
“Taxing Authority” means any Governmental Entity responsible for the administration, assessment and collection of any Taxes.
“Termination Date” has the meaning set forth in Section 7.1(b).
“Termination Fee” has the meaning set forth in Section 7.3(a).
“Third Party” means a Person that is not a party to this Agreement, but excluding any Affiliate of any party to this Agreement.
“Third Party Claim” has the meaning set forth in Section 8.3(d)(i).
“Third Party Embedded Software” means Software owned by a third party and incorporated into the Transferred Products, including the Software set forth in Schedule 3.8(b)(i) and Schedule 3.8(b)(ii) of the Seller Disclosure Schedule.
“Trade Approvals” has the meaning set forth in Section 3.24(a).
“Trade Secret” means trade secrets (including those trade secrets defined in the Defend Trade Secrets Act of 2016 and corresponding foreign law).
“Trademark Assignment” means a Trademark Assignment in form and substance reasonably acceptable to the Sellers and the Purchaser.
“Trademark License Agreement” means the Trademark License Agreement in the form set forth as Exhibit F hereto.
“Trademarks” means trademarks, service marks, trade names, brand names, logos, trade dress, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing.
“Transaction Agreements” means this Agreement, the Intellectual Property License Agreements, the Trademark License Agreement, the Joint Use & Occupancy Agreements, the Transition Services Agreement, the Existing Customer Reseller Agreement, the New Business Reseller Agreement, the Indian Service Agreements and the Transfer Documents.
“Transfer Charges” has the meaning set forth in Section 9.1(b).
“Transfer Documents” has the meaning set forth in Section 1.5(f).
“Transferred Employees” has the meaning set forth in Section 10.10(a).

“Transferred Products” means any products of the Enterprise Content Division of EMC (including the products set forth in Schedule 99.2) that are, as of the Initial Closing Date, sold, licensed or provided (including as a service) by or on behalf of the Sellers and/or their Affiliates, limited in each case to the current version and prior versions thereof; provided, however, that with respect to prior versions, “Transferred Products” shall only include such versions currently subject to a warranty obligation or currently sold, licensed, provided, maintained, supported or serviced (or for which there is an outstanding obligation for Software maintenance, support or service), in each case by or on behalf of the Sellers and/or their Affiliates, as of the Initial Closing Date (provided that, for the purposes of Section 3.8 herein, such prior versions shall be limited to the copies previously distributed, sold, offered as a service or licensed) or (ii) for the purposes of Sections 1.1(g) and 2.3(b)(ix), the definitions of “Business”, “Product Proprietary Information” and “Product Proprietary Software” (but in each case, except for purposes of Section 3.8) and for purpose of the Intellectual Property License Agreements and Trademark License Agreement, are under development as of the Initial Closing Date.
“Transferred Trademark” means a Trademark that is included in the Acquired Assets.
“Transition Services Agreement” means that certain transition services agreement to be entered into by and between the Sellers and the Purchaser, substantially in the form appended hereto as Exhibit G (subject to the first sentence of Section 10.1(b)).
“Treasury Regulation” means any final, temporary or proposed regulation issued by the U.S. Treasury Department and/or the U.S. Internal Revenue Service under the Code.
“TSCA” has the meaning set forth in the definition of “Environmental Laws.”
“US Treaty” has the meaning set forth in Section 3.6(i).
“VAT” means, within the European Union, such tax as may be levied in accordance with (but subject to derogations from) Council Directive 2006/112/EC and, outside the European Union, any similar taxation levied by reference to added value, services, turnover or sales, including goods and services tax.
“Vendor” means, together with its Affiliates, a provider of materials, supplies or Software (including Software licenses) to the Business.
“Vendor Contract” means any Contract for the purchase of materials, supplies or Software (including Software licenses) entered into between any of the Sellers or any of their Affiliates or the Acquired Company, on the one hand, and a Vendor, on the other hand.